                                                REGISTRATION NOS. 333-
                                                                     /811-02441
   As filed with the Securities and Exchange Commission on November 4, 2019

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM N-4
                            REGISTRATION STATEMENT
                                     UNDER
                       THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No.   [  ]

                      Post-Effective Amendment No.  [  ]
                                    and/or

                            REGISTRATION STATEMENT
                                     UNDER
                     THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No.  [129]

                               -----------------

          AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT D
                          (EXACT NAME OF REGISTRANT)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                  2727-A ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (800) 871-2000
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                              Manda Ghaferi, Esq.
                    American General Life Insurance Company
                          21650 Oxnard St., Suite 750
                           Woodland Hills, CA 91367
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

TITLE OF SECURITIES BEING REGISTERED: (1) Units of interests in Separate Account D under the variable annuity contracts.

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Date.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the ElitePlus Bonus Variable Annuity contracts on a new Form N-4 registration statement and adding supplements to the prospectus and Statement of Additional Information ("SAI") describing the contract. Interests under the contract were previously registered on Form N-4 registration statement File No. 333-185792 and funded by American General Life Insurance Company Separate Account A File No. 811-08862. On November 29, 2019, American General Life Insurance Company AG Separate Account A was consolidated into Separate Account D. Parts A and B included in Post-Effective Amendment No. 3 to Form N-4 registration statement File No. 333-185792 filed on April 30, 2013 is hereby incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-4.

                    THE ONE MULTI-MANAGER VARIABLE ANNUITY
                       ELITEPLUS BONUS VARIABLE ANNUITY
                                   CONTRACTS

                                ISSUED THROUGH
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D
                                      BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                       Supplement dated December 2, 2019
                                    to the
                Prospectus dated April 30, 2013 as Supplemented

American General Life Insurance Company ("AGL") is amending the prospectus for The One Multi-Manager Variable Annuity contracts and the ElitePlus Bonus Variable Annuity contracts (the "Contracts") for the purpose of providing information regarding the consolidation of its American General Life Insurance Company AG Separate Account A ("AG Separate Account A") with American General Life Insurance Company Separate Account D ("Separate Account D").

AGL no longer sells the contracts.

The following paragraphs are added to the section of the prospectus entitled "General Information" after the subsection entitled "About the Company:"

     Separate Account Consolidation

     Effective after the close of business on November 29, 2019, AGL consolidated AG Separate Account A with Separate Account D, with Separate Account D being the surviving separate account after such consolidation (the "Consolidation"). Accordingly, all references to American General Life Insurance Company AG Separate Account A are hereby replaced with Separate Account D.

     The Consolidation did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the name of the separate account. The number of accumulation units, the accumulation unit values for the sub-accounts in which you invest, and the subaccounts available under the contract did not change as a result of the Consolidation. Your contract values immediately after the Consolidation did not result in any adverse tax consequences for any contract owners. Until we amend all forms related to the contracts, some forms may still refer to the prior name of the separate account.

     The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

The following is added to the section of the prospectus entitled "General Information-About AG Separate Account A":

     About AGL Separate Account D

     The Contracts were previously issued through American General Life Insurance Company AG Separate Account A. Effective after the close of business on November 29, 2019, American General Life Insurance

     Company AG Separate Account A was consolidated into Separate Account D. AGL established Separate Account D on November 19, 1973. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and it is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The separate account receives and invests the purchase payments that are allocated to it for investment in shares of the underlying Mutual Funds.

If you have any questions or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call us at the Annuity Service Center at 1-800-277-0914.

                    THE ONE MULTI-MANAGER VARIABLE ANNUITY
                       ELITEPLUS BONUS VARIABLE ANNUITY
                                   CONTRACTS

                                ISSUED THROUGH
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D*
                                      BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED DECEMBER 2, 2019
                                    TO THE
                      STATEMENT OF ADDITIONAL INFORMATION
                     DATED APRIL 30, 2013, AS SUPPLEMENTED

The following hereby amends and supplements your Statement of Additional
Information:

* Prior to December 2, 2019, the contracts were issued through American General Life Insurance Company AG Separate Account A ("AG Separate Account A"). Effective at the close of business on November 29, 2019, AG Separate Account A was consolidated with American General Life Insurance Company Separate Account D ("Separate Account D"). All references to AG Separate Account A are hereby replaced with Separate Account D.

The following replaces the section of the Statement of Additional Information entitled Financial Statements:

                             FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, serves as the independent registered public accounting firm for Separate Account D, AG Separate Account A and American General Life Insurance Company (AGL).

You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-277-0914. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov/.

The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation

    . The Audited Financial Statements of Separate Account D of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of AG Separate Account A of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

The financial statements of AGL should be considered only as bearing on the ability of AGL to meet its obligation under the Contracts.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Effective after the close of business November 29, 2019, American General Life Insurance Company ("AGL") consolidated AG Separate Account A ("AG Separate Account A") with Separate Account D ("Separate Account D") with Separate Account D being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

The consolidation will result in the financial statements of AG Separate Account A being combined with the financial statements of Separate Account
D. In effect, the consolidation will result in the transfer of the subaccounts in AG Separate Account A to Separate Account D. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

American General
Life Companies

                                                             Separate Account D
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of Separate Account D.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account D indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account D as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

 American Century VP Value Fund Class I Dreyfus VIF Quality Bond Portfolio
                                        Initial Shares

 Dreyfus IP MidCap Stock Portfolio      Fidelity VIP Government Money Market
 Initial Shares                         Portfolio Initial Class

 The Dreyfus Sustainable U.S. Equity    Fidelity VIP Growth Portfolio Service
 Portfolio, Inc. Initial Shares         Class 2

 Dreyfus VIF Opportunistic Small Cap    Fidelity VIP Index 500 Portfolio
 Portfolio Initial Shares               Initial Class

 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Overseas Portfolio
 Initial Class                          Initial Class (2)

 Fidelity VIP Asset Manager Portfolio   Invesco Government Money Market Fund
 Service Class 2                        Class AX

 Fidelity VIP Contrafund Portfolio      Invesco High Yield Fund Class A
 Service Class 2

 Fidelity VIP Equity-Income Portfolio   Invesco V.I. Government Securities
 Service Class 2                        Fund Series I

 FTVIP Templeton Foreign VIP Fund       Invesco V.I. Growth and Income Fund
 Class 2                                Series I

 Goldman Sachs VIT Strategic Growth     Invesco V.I. High Yield Fund Series I
 Fund Institutional Shares

 Invesco Comstock Fund Class A          Invesco V.I. International Growth
                                        Fund Series I

 Invesco Corporate Bond Fund Class A    Janus Henderson Overseas Portfolio
 (2)                                    Service Shares

 Invesco V.I. American Franchise Fund   MFS VIT New Discovery Series Initial
 Series I                               Class

 Invesco V.I. American Value Fund       MFS VIT Research Series Initial Class
 Series I

 Invesco V.I. Comstock Fund Series I    Morgan Stanley VIF Growth Portfolio
                                        Class I

 Invesco V.I. Core Equity Fund Series I Morgan Stanley VIF U.S. Real Estate
                                        Portfolio Class I

 Invesco V.I. Global Core Equity Fund   Neuberger Berman AMT Mid Cap Growth
 Series I                               Portfolio Class I

 Janus Henderson Enterprise Portfolio   PIMCO Total Return Portfolio
 Service Shares                         Administrative Class

 Janus Henderson Global Research        Pioneer Select Mid Cap Growth VCT
 Portfolio Service Shares               Portfolio Class I

 JPMorgan Insurance Trust Small Cap     PVC SAM Conservative Balanced
 Core Portfolio Class 1                 Portfolio Class 1

 MFS VIT Growth Series Initial Class    PVC SAM Conservative Growth Portfolio
                                        Class 1

 MFS VIT II Core Equity Portfolio       PVC SAM Flexible Income Portfolio
 Initial Class                          Class 1

 Morgan Stanley VIF Core Plus Fixed     PVC SAM Strategic Growth Portfolio
 Income Portfolio Class I               Class 1

 Morgan Stanley VIF Emerging Markets    PVC Short-Term Income Account Class 1
 Equity Portfolio Class I

 Morgan Stanley VIF Global Strategist   PVC SmallCap Account Class 1
 Portfolio Class I

 Neuberger Berman AMT Large Cap Value   Putnam VT International Value Fund
 Portfolio Class I (2)                  Class IB

 PIMCO Real Return Portfolio            VALIC Company I Mid Cap Index Fund
 Administrative Class

 PIMCO Short-Term Portfolio             VALIC Company I Nasdaq-100 Index Fund
 Administrative Class

--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

 Pioneer Fund VCT Portfolio Class I     VALIC Company I Science & Technology
                                        Fund

 PVC Diversified International Account VALIC Company I Small Cap Index Fund Class 1

 PVC Equity Income Account Class 1      VALIC Company I Stock Index Fund

 PVC Government & High Quality Bond
 Account Class 1

 PVC Income Account Class 1

 PVC LargeCap Growth Account Class 1

 PVC Principal Capital Appreciation
 Account Class 1

 PVC SAM Balanced Portfolio Class 1

 Putnam VT Equity Income Fund Class IB
 (1) (3)

 Royce Small-Cap Portfolio Investment
 Class

 VALIC Company I Blue Chip Growth Fund

 VALIC Company I Dividend Value Fund

 VALIC Company I Global Social
 Awareness Fund

 VALIC Company I Government Money
 Market I Fund

 VALIC Company I Health Sciences Fund

 VALIC Company I International
 Equities Index Fund

(1)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(2)There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.
(3)Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account D based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account D in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

 LOGO

 LOGO

Houston, Texas
April, 22/nd/ 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018


-------------------------------------------------------------------------------------------------------------------------------

                                                                Due from (to)             Contract   Contract     Net Assets
                                                                  Company's               Owners -   Owners -   Attributable to
                                                 Investments at    General                Annuity  Accumulation Contract Owner
Sub-accounts                                       Fair Value   Account, Net  Net Assets  Reserves   Reserves      Reserves
------------                                     -------------- ------------- ----------- -------- ------------ ---------------
American Century VP Value Fund Class I            $   232,954        $--      $   232,954 $     -- $   232,954    $   232,954
Dreyfus IP MidCap Stock Portfolio Initial
  Shares                                               75,904         --           75,904       --      75,904         75,904
Dreyfus VIF Opportunistic Small Cap Portfolio
  Initial Shares                                      168,169         --          168,169       --     168,169        168,169
Dreyfus VIF Quality Bond Portfolio Initial
  Shares                                              194,558         --          194,558       --     194,558        194,558
The Dreyfus Sustainable U.S. Equity Portfolio,
  Inc. Initial Shares                                 202,678         --          202,678       --     202,678        202,678
Fidelity VIP Asset Manager Portfolio Initial
  Class                                                91,860         --           91,860       --      91,860         91,860
Fidelity VIP Asset Manager Portfolio Service
  Class 2                                              58,757         --           58,757       --      58,757         58,757
Fidelity VIP Contrafund Portfolio Service Class
  2                                                   445,261         --          445,261       --     445,261        445,261
Fidelity VIP Equity-Income Portfolio Service
  Class 2                                             286,426         --          286,426       --     286,426        286,426
Fidelity VIP Government Money Market
  Portfolio Initial Class                             777,000         --          777,000       --     777,000        777,000
Fidelity VIP Growth Portfolio Service Class 2         305,329         --          305,329       --     305,329        305,329
Fidelity VIP Index 500 Portfolio Initial Class         40,773         --           40,773       --      40,773         40,773
FTVIP Templeton Foreign VIP Fund Class 2               96,636         --           96,636       --      96,636         96,636
Goldman Sachs VIT Strategic Growth Fund
  Institutional Shares                                 31,397         --           31,397       --      31,397         31,397
Invesco Comstock Fund Class A                       1,462,280         --        1,462,280   80,315   1,381,965      1,462,280
Invesco Government Money Market Fund Class
  AX                                                   52,719         --           52,719   13,601      39,118         52,719
Invesco High Yield Fund Class A                       506,553         --          506,553       --     506,553        506,553
Invesco V.I. American Franchise Fund Series I       3,896,972         --        3,896,972  593,516   3,303,456      3,896,972
Invesco V.I. American Value Fund Series I           2,501,195         --        2,501,195       --   2,501,195      2,501,195
Invesco V.I. Comstock Fund Series I                 2,380,402         --        2,380,402       --   2,380,402      2,380,402
Invesco V.I. Core Equity Fund Series I                393,101         --          393,101       --     393,101        393,101
Invesco V.I. Global Core Equity Fund Series I         793,492         --          793,492       --     793,492        793,492
Invesco V.I. Government Securities Fund Series
  I                                                   783,279         --          783,279   27,559     755,720        783,279
Invesco V.I. Growth and Income Fund Series I        6,851,644         --        6,851,644       --   6,851,644      6,851,644
Invesco V.I. High Yield Fund Series I                 440,882         --          440,882       --     440,882        440,882
Invesco V.I. International Growth Fund Series I       161,151         --          161,151       --     161,151        161,151
Janus Henderson Enterprise Portfolio Service
  Shares                                               94,060         --           94,060       --      94,060         94,060
Janus Henderson Global Research Portfolio
  Service Shares                                       36,270         --           36,270       --      36,270         36,270
Janus Henderson Overseas Portfolio Service
  Shares                                               42,620         --           42,620       --      42,620         42,620
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                                    48,670         --           48,670       --      48,670         48,670
MFS VIT Growth Series Initial Class                   572,074         --          572,074       --     572,074        572,074
MFS VIT II Core Equity Portfolio Initial Class        134,279         --          134,279       --     134,279        134,279
MFS VIT New Discovery Series Initial Class             85,088         --           85,088       --      85,088         85,088
MFS VIT Research Series Initial Class                  36,735         --           36,735       --      36,735         36,735
Morgan Stanley VIF Core Plus Fixed Income
  Portfolio Class I                                   756,126         --          756,126       --     756,126        756,126
Morgan Stanley VIF Emerging Markets Equity
  Portfolio Class I                                   790,271         --          790,271       --     790,271        790,271
Morgan Stanley VIF Global Strategist Portfolio
  Class I                                             351,847         --          351,847       --     351,847        351,847
Morgan Stanley VIF Growth Portfolio Class I         4,049,272         --        4,049,272       --   4,049,272      4,049,272
Morgan Stanley VIF U.S. Real Estate Portfolio
  Class I                                             552,235         --          552,235       --     552,235        552,235
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                                    57,832         --           57,832       --      57,832         57,832
PIMCO Real Return Portfolio Administrative
  Class                                               184,618         --          184,618       --     184,618        184,618
PIMCO Short-Term Portfolio Administrative
  Class                                                38,984         --           38,984       --      38,984         38,984
PIMCO Total Return Portfolio Administrative
  Class                                               286,461         --          286,461       --     286,461        286,461
Pioneer Fund VCT Portfolio Class I                    143,894         --          143,894       --     143,894        143,894
Pioneer Select Mid Cap Growth VCT Portfolio
  Class I                                             222,998         --          222,998       --     222,998        222,998
PVC Diversified International Account Class 1       1,301,900         --        1,301,900       --   1,301,900      1,301,900
PVC Equity Income Account Class 1                   2,608,503         --        2,608,503       --   2,608,503      2,608,503
PVC Government & High Quality Bond
  Account Class 1                                     952,290         --          952,290       --     952,290        952,290
PVC Income Account Class 1                          1,829,566         --        1,829,566       --   1,829,566      1,829,566
PVC LargeCap Growth Account Class 1                 7,494,198         --        7,494,198       --   7,494,198      7,494,198
PVC Principal Capital Appreciation Account
  Class 1                                           8,151,314         --        8,151,314       --   8,151,314      8,151,314
PVC SAM Balanced Portfolio Class 1                 14,429,182         --       14,429,182       --  14,429,182     14,429,182
PVC SAM Conservative Balanced Portfolio
  Class 1                                             835,612         --          835,612       --     835,612        835,612
PVC SAM Conservative Growth Portfolio Class
  1                                                13,733,373         --       13,733,373       --  13,733,373     13,733,373
PVC SAM Flexible Income Portfolio Class 1           1,890,232         --        1,890,232       --   1,890,232      1,890,232
PVC SAM Strategic Growth Portfolio Class 1          5,734,549         --        5,734,549       --   5,734,549      5,734,549
PVC Short-Term Income Account Class 1                 568,235         --          568,235       --     568,235        568,235
PVC SmallCap Account Class 1                        2,529,021         --        2,529,021       --   2,529,021      2,529,021
Putnam VT Equity Income Fund Class IB                 323,861         --          323,861       --     323,861        323,861
Putnam VT International Value Fund Class IB            50,456         --           50,456       --      50,456         50,456
Royce Small-Cap Portfolio Investment Class            104,835         --          104,835       --     104,835        104,835
VALIC Company I Blue Chip Growth Fund                  37,042         --           37,042       --      37,042         37,042
VALIC Company I Government Money Market
  I Fund                                            1,149,822         --        1,149,822       --   1,149,822      1,149,822
VALIC Company I Health Sciences Fund                   97,868         --           97,868       --      97,868         97,868

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

--------------------------------------------------------------------------------------------------------------------------------

                                                                  Due from (to)            Contract   Contract     Net Assets
                                                                    Company's              Owners -   Owners -   Attributable to
                                                   Investments at    General               Annuity  Accumulation Contract Owner
Sub-accounts                                         Fair Value   Account, Net  Net Assets Reserves   Reserves      Reserves
------------                                       -------------- ------------- ---------- -------- ------------ ---------------
VALIC Company I International Equities Index Fund     $165,942         $--       $165,942  $    --    $165,942      $165,942
VALIC Company I Mid Cap Index Fund                     912,695          --        912,695       --     912,695       912,695
VALIC Company I Nasdaq-100 Index Fund                   40,877          --         40,877       --      40,877        40,877
VALIC Company I Science & Technology Fund               41,211          --         41,211       --      41,211        41,211
VALIC Company I Small Cap Index Fund                   134,751          --        134,751       --     134,751       134,751
VALIC Company I Stock Index Fund                       947,006          --        947,006   34,767     912,239       947,006

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


----------------------------------------------------------------------------------------------------------------------------

                                                                              Net Asset
                                                                              Value per Shares at Fair Cost of Shares
Sub-accounts                                                         Shares     Share       Value           Held      Level*
------------                                                        --------- --------- -------------- -------------- ------
American Century VP Value Fund Class I                                 23,272  $ 10.01   $   232,954    $   142,630     1
Dreyfus IP MidCap Stock Portfolio Initial Shares                        4,518    16.80        75,904         75,084     1
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares            4,082    41.20       168,169        143,820     1
Dreyfus VIF Quality Bond Portfolio Initial Shares                      17,157    11.34       194,558        202,401     1
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares      6,595    30.73       202,678        220,666     1
Fidelity VIP Asset Manager Portfolio Initial Class                      6,715    13.68        91,860        100,302     1
Fidelity VIP Asset Manager Portfolio Service Class 2                    4,408    13.33        58,757         64,426     1
Fidelity VIP Contrafund Portfolio Service Class 2                      14,221    31.31       445,261        398,849     1
Fidelity VIP Equity-Income Portfolio Service Class 2                   14,430    19.85       286,426        289,550     1
Fidelity VIP Government Money Market Portfolio Initial Class          777,000     1.00       777,000        777,000     1
Fidelity VIP Growth Portfolio Service Class 2                           4,932    61.91       305,329        227,342     1
Fidelity VIP Index 500 Portfolio Initial Class                            162   252.46        40,773         22,900     1
FTVIP Templeton Foreign VIP Fund Class 2                                7,585    12.74        96,636        102,995     1
Goldman Sachs VIT Strategic Growth Fund Institutional Shares            3,210     9.78        31,397         39,281     1
Invesco Comstock Fund Class A                                          67,950    21.52     1,462,280      1,219,445     1
Invesco Government Money Market Fund Class AX                          52,719     1.00        52,719         52,719     1
Invesco High Yield Fund Class A                                       131,572     3.85       506,553        531,615     1
Invesco V.I. American Franchise Fund Series I                          68,188    57.15     3,896,972      2,867,366     1
Invesco V.I. American Value Fund Series I                             180,461    13.86     2,501,195      2,950,525     1
Invesco V.I. Comstock Fund Series I                                   147,668    16.12     2,380,402      2,268,162     1
Invesco V.I. Core Equity Fund Series I                                 12,705    30.94       393,101        371,939     1
Invesco V.I. Global Core Equity Fund Series I                          88,264     8.99       793,492        688,497     1
Invesco V.I. Government Securities Fund Series I                       69,811    11.22       783,279        819,617     1
Invesco V.I. Growth and Income Fund Series I                          391,299    17.51     6,851,644      7,919,287     1
Invesco V.I. High Yield Fund Series I                                  87,131     5.06       440,882        469,789     1
Invesco V.I. International Growth Fund Series I                         4,886    32.98       161,151        144,384     1
Janus Henderson Enterprise Portfolio Service Shares                     1,493    62.99        94,060         77,074     1
Janus Henderson Global Research Portfolio Service Shares                  786    46.15        36,270         25,260     1
Janus Henderson Overseas Portfolio Service Shares                       1,662    25.64        42,620         51,647     1
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1               2,307    21.10        48,670         42,747     1
MFS VIT Growth Series Initial Class                                    12,169    47.01       572,074        370,568     1
MFS VIT II Core Equity Portfolio Initial Class                          6,194    21.68       134,279        144,953     1
MFS VIT New Discovery Series Initial Class                              4,873    17.46        85,088         83,482     1
MFS VIT Research Series Initial Class                                   1,474    24.93        36,735         39,462     1
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I            71,131    10.63       756,126        753,618     1
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I           54,539    14.49       790,271        803,027     1
Morgan Stanley VIF Global Strategist Portfolio Class I                 35,721     9.85       351,847        367,300     1
Morgan Stanley VIF Growth Portfolio Class I                           141,484    28.62     4,049,272      3,801,497     1
Morgan Stanley VIF U.S. Real Estate Portfolio Class I                  28,291    19.52       552,235        457,908     1
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                   2,401    24.09        57,832         56,450     1
PIMCO Real Return Portfolio Administrative Class                       15,580    11.85       184,618        208,531     1
PIMCO Short-Term Portfolio Administrative Class                         3,789    10.29        38,984         38,905     1
PIMCO Total Return Portfolio Administrative Class                      27,334    10.48       286,461        308,217     1
Pioneer Fund VCT Portfolio Class I                                     10,643    13.52       143,894        195,320     1
Pioneer Select Mid Cap Growth VCT Portfolio Class I                     8,985    24.82       222,998        229,066     1
PVC Diversified International Account Class 1                          94,891    13.72     1,301,900      1,214,350     1
PVC Equity Income Account Class 1                                     114,108    22.86     2,608,503      2,177,928     1
PVC Government & High Quality Bond Account Class 1                    100,559     9.47       952,290      1,043,221     1
PVC Income Account Class 1                                            182,774    10.01     1,829,566      1,920,481     1
PVC LargeCap Growth Account Class 1                                   265,281    28.25     7,494,198      4,623,828     1
PVC Principal Capital Appreciation Account Class 1                    315,209    25.86     8,151,314      7,333,599     1
PVC SAM Balanced Portfolio Class 1                                  1,038,071    13.90    14,429,182     16,132,331     1
PVC SAM Conservative Balanced Portfolio Class 1                        75,621    11.05       835,612        902,234     1
PVC SAM Conservative Growth Portfolio Class 1                         800,313    17.16    13,733,373     13,455,989     1
PVC SAM Flexible Income Portfolio Class 1                             159,379    11.86     1,890,232      2,024,527     1
PVC SAM Strategic Growth Portfolio Class 1                            312,339    18.36     5,734,549      6,379,471     1
PVC Short-Term Income Account Class 1                                 225,490     2.52       568,235        576,604     1
PVC SmallCap Account Class 1                                          176,855    14.30     2,529,021      2,675,679     1
Putnam VT Equity Income Fund Class IB                                  14,008    23.12       323,861        330,918     1
Putnam VT International Value Fund Class IB                             5,391     9.36        50,456         48,006     1
Royce Small-Cap Portfolio Investment Class                             13,321     7.87       104,835        113,300     1
VALIC Company I Blue Chip Growth Fund                                   1,938    19.11        37,042         29,398     1
VALIC Company I Government Money Market I Fund                      1,149,822     1.00     1,149,822      1,149,822     1
VALIC Company I Health Sciences Fund                                    5,016    19.51        97,868         95,773     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


                                                          Net Asset
                                                          Value per Shares at Fair Cost of Shares
Sub-accounts                                       Shares   Share       Value           Held      Level*
------------                                       ------ --------- -------------- -------------- ------
VALIC Company I International Equities Index Fund  25,608  $ 6.48      $165,942       $160,264      1
VALIC Company I Mid Cap Index Fund                 37,808   24.14       912,695        867,894      1
VALIC Company I Nasdaq-100 Index Fund               3,214   12.72        40,877         27,542      1
VALIC Company I Science & Technology Fund           1,524   27.04        41,211         31,098      1
VALIC Company I Small Cap Index Fund                7,107   18.96       134,751        128,601      1
VALIC Company I Stock Index Fund                   25,657   36.91       947,006        775,416      1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                              Dreyfus VIF                        The Dreyfus
                                               American     Dreyfus IP       Opportunistic      Dreyfus VIF      Sustainable
                                              Century VP   MidCap Stock        Small Cap       Quality Bond      U.S. Equity
                                              Value Fund Portfolio Initial Portfolio Initial Portfolio Initial Portfolio, Inc.
                                               Class I        Shares            Shares            Shares       Initial Shares
                                              ---------- ----------------- ----------------- ----------------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                   $  4,383      $    555          $      --         $  5,775         $  3,931
   Mortality and expense risk and
     administrative charges                      (3,677)       (1,375)            (3,015)          (2,853)          (3,029)
                                               --------      --------          ---------         --------         --------
   Net investment income (loss)                     706          (820)            (3,015)           2,922              902
   Net realized gain (loss)                      34,585        29,591             29,134             (686)           1,518
   Capital gain distribution from mutual
     funds                                           17        11,385             36,630               --           41,579
   Change in unrealized appreciation
     (depreciation) of investments              (63,230)      (57,093)          (106,690)         (10,924)         (56,359)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  operations                                    (27,922)      (16,937)           (43,941)          (8,688)         (12,360)
                                               --------      --------          ---------         --------         --------
From contract transactions:
   Payments received from contract owners            --            --                 --              125               --
   Payments for contract benefits or
     terminations                               (64,933)      (68,851)           (51,854)         (27,647)          (7,877)
   Transfers between sub-accounts (including
     fixed account), net                             --             1             (1,775)           5,384                1
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  contract transactions                         (64,933)      (68,850)           (53,629)         (22,138)          (7,876)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets               (92,855)      (85,787)           (97,570)         (30,826)         (20,236)
Net assets at beginning of period               325,809       161,691            265,739          225,384          222,914
                                               --------      --------          ---------         --------         --------
Net assets at end of period                    $232,954      $ 75,904          $ 168,169         $194,558         $202,678
                                               ========      ========          =========         ========         ========
Beginning units                                  10,247         5,605             10,744           12,462           14,058
Units issued                                         --            --                 --              314               --
Units redeemed                                   (2,072)       (2,449)            (2,227)          (1,587)            (504)
                                               --------      --------          ---------         --------         --------
Ending units                                      8,175         3,156              8,517           11,189           13,554
                                               ========      ========          =========         ========         ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                   $  5,361      $  1,566          $      --         $  4,903         $  2,542
   Mortality and expense risk and
     administrative charges                      (4,381)       (2,003)            (3,579)          (3,124)          (2,998)
                                               --------      --------          ---------         --------         --------
   Net investment income (loss)                     980          (437)            (3,579)           1,779             (456)
   Net realized gain (loss)                      14,519         1,223             31,649              379            6,082
   Capital gain distribution from mutual
     funds                                           --         2,314              3,098               --           14,610
   Change in unrealized appreciation
     (depreciation) of investments                7,533        16,584             23,862            4,883            8,341
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  operations                                     23,032        19,684             55,030            7,041           28,577
                                               --------      --------          ---------         --------         --------
From contract transactions:
   Payments received from contract owners            --            --                 --              150               --
   Payments for contract benefits or
     terminations                               (25,059)       (1,110)           (57,604)         (25,409)         (18,741)
   Transfers between sub-accounts (including
     fixed account), net                              2            (1)            (4,011)           5,016             (269)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  contract transactions                         (25,057)       (1,111)           (61,615)         (20,243)         (19,010)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets                (2,025)       18,573             (6,585)         (13,202)           9,567
Net assets at beginning of period               327,834       143,118            272,324          238,586          213,347
                                               --------      --------          ---------         --------         --------
Net assets at end of period                    $325,809      $161,691          $ 265,739         $225,384         $222,914
                                               ========      ========          =========         ========         ========
Beginning units                                  11,063         5,648             13,544           13,600           15,311
Units issued                                         --            --                 --              284               --
Units redeemed                                     (816)          (43)            (2,800)          (1,422)          (1,253)
                                               --------      --------          ---------         --------         --------
Ending units                                     10,247         5,605             10,744           12,462           14,058
                                               ========      ========          =========         ========         ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                     Fidelity VIP
                                                                         Asset     Fidelity VIP  Fidelity VIP    Fidelity VIP
                                                     Fidelity VIP       Manager     Contrafund   Equity-Income    Government
                                                     Asset Manager     Portfolio     Portfolio     Portfolio     Money Market
                                                   Portfolio Initial Service Class Service Class Service Class Portfolio Initial
                                                         Class             2             2             2             Class
                                                   ----------------- ------------- ------------- ------------- -----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                           $  1,717         $   944      $   2,267     $  6,659        $  13,067
   Mortality and expense risk and administrative
     charges                                             (2,591)           (852)        (7,225)      (4,556)         (11,262)
                                                       --------         -------      ---------     --------        ---------
   Net investment income (loss)                            (874)             92         (4,958)       2,103            1,805
   Net realized gain (loss)                               1,011              20         28,733       10,123               --
   Capital gain distribution from mutual funds            5,122           2,088         48,326       16,625               --
   Change in unrealized appreciation
     (depreciation) of investments                      (13,692)         (6,545)      (107,673)     (61,372)              --
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from operations        (8,433)         (4,345)       (35,572)     (32,521)           1,805
                                                       --------         -------      ---------     --------        ---------
From contract transactions:
   Payments for contract benefits or terminations       (72,221)            (73)       (66,141)     (44,361)         (41,776)
   Transfers between sub-accounts (including
     fixed account), net                                      2              --            327          164          (18,695)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from contract
  transactions                                          (72,219)            (73)       (65,814)     (44,197)         (60,471)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets                       (80,652)         (4,418)      (101,386)     (76,718)         (58,666)
Net assets at beginning of period                       172,512          63,175        546,647      363,144          835,666
                                                       --------         -------      ---------     --------        ---------
Net assets at end of period                            $ 91,860         $58,757      $ 445,261     $286,426        $ 777,000
                                                       ========         =======      =========     ========        =========
Beginning units                                          33,392           3,658         20,444       17,538           85,251
Units issued                                                 --              --            160          220              468
Units redeemed                                          (14,311)             (4)        (2,523)      (2,427)          (6,635)
                                                       --------         -------      ---------     --------        ---------
Ending units                                             19,081           3,654         18,081       15,331           79,084
                                                       ========         =======      =========     ========        =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                           $  3,111         $   994      $   3,983     $  5,284        $   5,927
   Mortality and expense risk and administrative
     charges                                             (2,534)           (811)        (6,890)      (4,730)         (12,511)
                                                       --------         -------      ---------     --------        ---------
   Net investment income (loss)                             577             183         (2,907)         554           (6,584)
   Net realized gain (loss)                                  99              87         11,864        5,002               --
   Capital gain distribution from mutual funds           17,908           6,834         26,948        7,429               --
   Change in unrealized appreciation
     (depreciation) of investments                          390            (164)        55,601       24,442               --
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from operations        18,974           6,940         91,506       37,427           (6,584)
                                                       --------         -------      ---------     --------        ---------
From contract transactions:
   Payments for contract benefits or terminations          (103)         (2,667)         1,290      (18,520)        (121,730)
   Transfers between sub-accounts (including
     fixed account), net                                     --              --          2,083          (23)          (3,009)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from contract
  transactions                                             (103)         (2,667)         3,373      (18,543)        (124,739)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets                        18,871           4,273         94,879       18,884         (131,323)
Net assets at beginning of period                       153,641          58,902        451,768      344,260          966,989
                                                       --------         -------      ---------     --------        ---------
Net assets at end of period                            $172,512         $63,175      $ 546,647     $363,144        $ 835,666
                                                       ========         =======      =========     ========        =========
Beginning units                                          33,414           3,827         20,268       18,479           97,937
Units issued                                                 --              --          1,236           --              120
Units redeemed                                              (22)           (169)        (1,060)        (941)         (12,806)
                                                       --------         -------      ---------     --------        ---------
Ending units                                             33,392           3,658         20,444       17,538           85,251
                                                       ========         =======      =========     ========        =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                   Goldman
                                                   Fidelity VIP                                   Sachs VIT
                                                      Growth       Fidelity VIP       FTVIP       Strategic
                                                     Portfolio       Index 500      Templeton    Growth Fund    Invesco
                                                   Service Class Portfolio Initial Foreign VIP  Institutional   Comstock
                                                         2             Class       Fund Class 2    Shares     Fund Class A
                                                   ------------- ----------------- ------------ ------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $    143         $   835        $  3,050     $    156     $   24,694
   Mortality and expense risk and administrative
     charges                                           (4,831)           (695)         (1,542)        (469)       (12,842)
                                                     --------         -------        --------     --------     ----------
   Net investment income (loss)                        (4,688)            140           1,508         (313)        11,852
   Net realized gain (loss)                            48,596             389             335          252         15,991
   Capital gain distribution from mutual funds         49,464             212              --       15,653        110,773
   Change in unrealized appreciation
     (depreciation) of investments                    (95,538)         (3,337)        (21,414)     (16,347)      (356,460)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from operations      (2,166)         (2,596)        (19,571)        (755)      (217,844)
                                                     --------         -------        --------     --------     ----------
From contract transactions:
   Payments for contract benefits or terminations     (85,334)            (36)         (4,095)        (103)       (25,221)
   Transfers between sub-accounts (including
     fixed account), net                               (3,918)              9              --           (1)            46
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from contract
  transactions                                        (89,252)            (27)         (4,095)        (104)       (25,175)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets                     (91,418)         (2,623)        (23,666)        (859)      (243,019)
Net assets at beginning of period                     396,747          43,396         120,302       32,256      1,705,299
                                                     --------         -------        --------     --------     ----------
Net assets at end of period                          $305,329         $40,773        $ 96,636     $ 31,397     $1,462,280
                                                     ========         =======        ========     ========     ==========
Beginning units                                        23,981           6,234           7,194        1,499         24,828
Units issued                                               --               1              --           --             --
Units redeemed                                         (5,192)             (6)           (266)          (4)          (387)
                                                     --------         -------        --------     --------     ----------
Ending units                                           18,789           6,229           6,928        1,495         24,441
                                                     ========         =======        ========     ========     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $    276         $   723        $  2,967     $    155     $   23,973
   Mortality and expense risk and administrative
     charges                                           (4,828)           (613)         (1,569)        (396)       (11,725)
                                                     --------         -------        --------     --------     ----------
   Net investment income (loss)                        (4,552)            110           1,398         (241)        12,248
   Net realized gain (loss)                             6,601             309             800          779         33,776
   Capital gain distribution from mutual funds         24,388             124              --        1,345         36,288
   Change in unrealized appreciation
     (depreciation) of investments                     71,924           6,637          14,101        5,521        168,379
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from operations      98,361           7,180          16,299        7,404        250,691
                                                     --------         -------        --------     --------     ----------
From contract transactions:
   Payments received from contract owners                 179              --              --           --             --
   Payments for contract benefits or terminations       7,895             (36)         (2,874)      (1,837)       (71,153)
   Transfers between sub-accounts (including
     fixed account), net                                1,557              --          (5,854)          --             (3)
   Contract maintenance charges                            --               9              --           --             --
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from contract
  transactions                                          9,631             (27)         (8,728)      (1,837)       (71,156)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets                     107,992           7,153           7,571        5,567        179,535
Net assets at beginning of period                     288,755          36,243         112,731       26,689      1,525,764
                                                     --------         -------        --------     --------     ----------
Net assets at end of period                          $396,747         $43,396        $120,302     $ 32,256     $1,705,299
                                                     ========         =======        ========     ========     ==========
Beginning units                                        23,216           6,240           7,761        1,599         25,966
Units issued                                            1,344               1              --           --             --
Units redeemed                                           (579)             (7)           (567)        (100)        (1,138)
                                                     --------         -------        --------     --------     ----------
Ending units                                           23,981           6,234           7,194        1,499         24,828
                                                     ========         =======        ========     ========     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                 Invesco
                                                                Government               Invesco V.I.  Invesco V.I.
                                                               Money Market Invesco High   American      American   Invesco V.I.
                                                                Fund Class   Yield Fund    Franchise    Value Fund    Comstock
                                                                    AX        Class A    Fund Series I   Series I   Fund Series I
                                                               ------------ ------------ ------------- ------------ -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   680     $  26,666    $       --    $   14,758   $   47,818
   Mortality and expense risk and administrative charges            (396)       (3,947)      (63,355)      (43,411)     (39,539)
                                                                 -------     ---------    ----------    ----------   ----------
   Net investment income (loss)                                      284        22,719       (63,355)      (28,653)       8,279
   Net realized gain (loss)                                           --           255       212,834       137,940       96,657
   Capital gain distribution from mutual funds                        --            --       282,408       422,359      271,753
   Change in unrealized appreciation (depreciation) of
     investments                                                      --       (44,232)     (614,013)     (929,333)    (740,680)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from operations                    284       (21,258)     (182,126)     (397,687)    (363,991)
                                                                 -------     ---------    ----------    ----------   ----------
From contract transactions:
   Payments received from contract owners                             --            --           132            --          132
   Payments for contract benefits or terminations                     --            --      (267,371)     (280,959)    (206,693)
   Transfers between sub-accounts (including fixed account),
     net                                                              --            (8)      (68,811)      (72,563)      21,121
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from contract transactions          --            (8)     (336,050)     (353,522)    (185,440)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets                                    284       (21,266)     (518,176)     (751,209)    (549,431)
Net assets at beginning of period                                 52,435       527,819     4,415,148     3,252,404    2,929,833
                                                                 -------     ---------    ----------    ----------   ----------
Net assets at end of period                                      $52,719     $ 506,553    $3,896,972    $2,501,195   $2,380,402
                                                                 =======     =========    ==========    ==========   ==========
Beginning units                                                    5,516        39,254       130,085       127,477      155,340
Units issued                                                           3             1           634           128        1,309
Units redeemed                                                        (3)           (1)      (10,112)      (13,785)     (10,925)
                                                                 -------     ---------    ----------    ----------   ----------
Ending units                                                       5,516        39,254       120,607       113,820      145,724
                                                                 =======     =========    ==========    ==========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $   153     $  28,100    $    3,433    $   26,001   $   59,091
   Mortality and expense risk and administrative charges            (394)       (4,247)      (57,762)      (47,719)     (38,588)
                                                                 -------     ---------    ----------    ----------   ----------
   Net investment income (loss)                                     (241)       23,853       (54,329)      (21,718)      20,503
   Net realized gain (loss)                                           --        12,882       178,595       261,578      128,686
   Capital gain distribution from mutual funds                        --            --       334,828        37,219      115,084
   Change in unrealized appreciation (depreciation) of
     investments                                                      --        (5,062)      452,889       (16,537)     148,175
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from operations                   (241)       31,673       911,983       260,542      412,448
                                                                 -------     ---------    ----------    ----------   ----------
From contract transactions:
   Payments received from contract owners                             --            --           396            --          396
   Payments for contract benefits or terminations                     --      (135,033)     (308,805)     (380,147)    (193,135)
   Transfers between sub-accounts (including fixed account),
     net                                                              --            (8)      274,487      (402,293)    (153,499)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from contract transactions          --      (135,041)      (33,922)     (782,440)    (346,238)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets                                   (241)     (103,368)      878,061      (521,898)      66,210
Net assets at beginning of period                                 52,676       631,187     3,537,087     3,774,302    2,863,623
                                                                 -------     ---------    ----------    ----------   ----------
Net assets at end of period                                      $52,435     $ 527,819    $4,415,148    $3,252,404   $2,929,833
                                                                 =======     =========    ==========    ==========   ==========
Beginning units                                                    5,516        49,537       129,230       160,416      176,453
Units issued                                                          --            --        11,641         1,087          102
Units redeemed                                                        --       (10,283)      (10,786)      (34,026)     (21,215)
                                                                 -------     ---------    ----------    ----------   ----------
Ending units                                                       5,516        39,254       130,085       127,477      155,340
                                                                 =======     =========    ==========    ==========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                 Invesco V.I. Invesco V.I.  Invesco V.I.
                                                   Invesco V.I.  Global Core   Government    Growth and  Invesco V.I.
                                                    Core Equity  Equity Fund   Securities   Income Fund   High Yield
                                                   Fund Series I   Series I   Fund Series I   Series I   Fund Series I
                                                   ------------- ------------ ------------- ------------ -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $  4,012     $   10,223   $   18,212   $   167,927    $ 23,661
   Mortality and expense risk and administrative
     charges                                           (6,109)       (13,433)     (11,227)     (118,141)     (6,690)
                                                     --------     ----------   ----------   -----------    --------
   Net investment income (loss)                        (2,097)        (3,210)       6,985        49,786      16,971
   Net realized gain (loss)                             7,521         37,147       (6,900)      246,160       3,319
   Capital gain distribution from mutual funds         28,732             --           --       765,364          --
   Change in unrealized appreciation
     (depreciation) of investments                    (80,929)      (192,618)      (7,558)   (2,239,895)    (42,621)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from operations     (46,773)      (158,681)      (7,473)   (1,178,585)    (22,331)
                                                     --------     ----------   ----------   -----------    --------
From contract transactions:
   Payments received from contract owners                  --            132           --           657       1,250
   Payments for contract benefits or terminations     (18,879)      (102,341)    (179,532)     (878,114)    (63,997)
   Transfers between sub-accounts (including
     fixed account), net                                  449         (8,261)        (501)     (114,523)     (9,806)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from contract
  transactions                                        (18,430)      (110,470)    (180,033)     (991,980)    (72,553)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets                     (65,203)      (269,151)    (187,506)   (2,170,565)    (94,884)
Net assets at beginning of period                     458,304      1,062,643      970,785     9,022,209     535,766
                                                     --------     ----------   ----------   -----------    --------
Net assets at end of period                          $393,101     $  793,492   $  783,279   $ 6,851,644    $440,882
                                                     ========     ==========   ==========   ===========    ========
Beginning units                                        24,750         93,728       92,269       382,895      41,695
Units issued                                               38            102          867           208         387
Units redeemed                                         (1,038)       (10,011)     (18,156)      (42,897)     (6,072)
                                                     --------     ----------   ----------   -----------    --------
Ending units                                           23,750         83,819       74,980       340,206      36,010
                                                     ========     ==========   ==========   ===========    ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $  4,598     $   11,237   $   20,913   $   136,140    $ 21,557
   Mortality and expense risk and administrative
     charges                                           (5,972)       (13,697)     (13,590)     (127,063)     (7,491)
                                                     --------     ----------   ----------   -----------    --------
   Net investment income (loss)                        (1,374)        (2,460)       7,323         9,077      14,066
   Net realized gain (loss)                             9,982         20,809       (1,653)      395,532       3,203
   Capital gain distribution from mutual funds         23,030             --           --       374,068          --
   Change in unrealized appreciation
     (depreciation) of investments                     17,170        170,379          696       309,813       8,351
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from operations      48,808        188,728        6,366     1,088,490      25,620
                                                     --------     ----------   ----------   -----------    --------
From contract transactions:
   Payments received from contract owners                  --            396           --         1,026       1,250
   Payments for contract benefits or terminations     (28,388)       (75,186)     (60,811)   (1,386,198)    (32,215)
   Transfers between sub-accounts (including
     fixed account), net                                 (149)        18,105      (18,009)     (203,932)        912
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from contract
  transactions                                        (28,537)       (56,685)     (78,820)   (1,589,104)    (30,053)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets                      20,271        132,043      (72,454)     (500,614)     (4,433)
Net assets at beginning of period                     438,033        930,600    1,043,239     9,522,823     540,199
                                                     --------     ----------   ----------   -----------    --------
Net assets at end of period                          $458,304     $1,062,643   $  970,785   $ 9,022,209    $535,766
                                                     ========     ==========   ==========   ===========    ========
Beginning units                                        26,413         99,481       98,412       456,498      44,075
Units issued                                               --          1,972        2,045         6,425       1,357
Units redeemed                                         (1,663)        (7,725)      (8,188)      (80,028)     (3,737)
                                                     --------     ----------   ----------   -----------    --------
Ending units                                           24,750         93,728       92,269       382,895      41,695
                                                     ========     ==========   ==========   ===========    ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                Janus
                                                                                     Janus    Henderson   Janus    JPMorgan
                                                                                   Henderson   Global   Henderson  Insurance
                                                                     Invesco V.I.  Enterprise Research  Overseas  Trust Small
                                                                     International Portfolio  Portfolio Portfolio  Cap Core
                                                                      Growth Fund   Service    Service   Service   Portfolio
                                                                       Series I      Shares    Shares    Shares     Class 1
                                                                     ------------- ---------- --------- --------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $  3,832     $   112    $   398  $  1,215   $    283
   Mortality and expense risk and administrative charges                 (2,543)     (1,418)      (554)   (1,047)      (976)
                                                                       --------     -------    -------  --------   --------
   Net investment income (loss)                                           1,289      (1,306)      (156)      168       (693)
   Net realized gain (loss)                                               3,604       2,124        844   (21,457)     8,581
   Capital gain distribution from mutual funds                            1,298       5,140         --        --      4,858
   Change in unrealized appreciation (depreciation) of investments      (37,696)     (7,643)    (4,016)    9,056    (20,134)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from operations                       (31,505)     (1,685)    (3,328)  (12,233)    (7,388)
                                                                       --------     -------    -------  --------   --------
From contract transactions:
   Payments received from contract owners                                    --          --      1,250       700        350
   Payments for contract benefits or terminations                       (10,316)     (2,857)    (1,454)  (30,413)   (18,421)
   Transfers between sub-accounts (including fixed account), net          1,572          --          1     2,004       (487)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from contract transactions             (8,744)     (2,857)      (203)  (27,709)   (18,558)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets                                       (40,249)     (4,542)    (3,531)  (39,942)   (25,946)
Net assets at beginning of period                                       201,400      98,602     39,801    82,562     74,616
                                                                       --------     -------    -------  --------   --------
Net assets at end of period                                            $161,151     $94,060    $36,270  $ 42,620   $ 48,670
                                                                       ========     =======    =======  ========   ========
Beginning units                                                           9,420       5,723      3,528     5,639      2,881
Units issued                                                                 77          --        108       303         23
Units redeemed                                                             (511)       (152)      (129)   (2,465)      (741)
                                                                       --------     -------    -------  --------   --------
Ending units                                                              8,986       5,571      3,507     3,477      2,163
                                                                       ========     =======    =======  ========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $  2,755     $   130    $   254  $  1,213   $    221
   Mortality and expense risk and administrative charges                 (2,548)     (1,153)      (510)   (1,039)      (923)
                                                                       --------     -------    -------  --------   --------
   Net investment income (loss)                                             207      (1,023)      (256)      174       (702)
   Net realized gain (loss)                                               5,700       2,003      2,391    (6,136)       440
   Capital gain distribution from mutual funds                               --       5,953         --        --        485
   Change in unrealized appreciation (depreciation) of investments       30,382      11,799      6,244    25,173      8,761
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from operations                        36,289      18,732      8,379    19,211      8,984
                                                                       --------     -------    -------  --------   --------
From contract transactions:
   Payments received from contract owners                               (96,771)         --      1,250       840        420
   Payments for contract benefits or terminations                       (11,915)     23,259     (6,307)   (3,795)        --
   Transfers between sub-accounts (including fixed account), net         97,139       1,155         --    (1,339)       729
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from contract transactions            (11,547)     24,414     (5,057)   (4,294)     1,149
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets                                        24,742      43,146      3,322    14,917     10,133
Net assets at beginning of period                                       176,658      55,456     36,479    67,645     64,483
                                                                       --------     -------    -------  --------   --------
Net assets at end of period                                            $201,400     $98,602    $39,801  $ 82,562   $ 74,616
                                                                       ========     =======    =======  ========   ========
Beginning units                                                          10,027       4,036      4,042     5,962      2,830
Units issued                                                                572       1,900        121       114         59
Units redeemed                                                           (1,179)       (213)      (635)     (437)        (8)
                                                                       --------     -------    -------  --------   --------
Ending units                                                              9,420       5,723      3,528     5,639      2,881
                                                                       ========     =======    =======  ========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                                    Morgan
                                                                                                                 Stanley VIF
                                                                    MFS VIT II      MFS VIT New      MFS VIT      Core Plus
                                                      MFS VIT       Core Equity      Discovery       Research    Fixed Income
                                                   Growth Series Portfolio Initial Series Initial Series Initial  Portfolio
                                                   Initial Class       Class           Class          Class        Class I
                                                   ------------- ----------------- -------------- -------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $    590        $  1,041         $     --       $   286      $   19,935
   Mortality and expense risk and administrative
     charges                                           (8,848)         (2,079)          (1,373)         (553)        (10,898)
                                                     --------        --------         --------       -------      ----------
   Net investment income (loss)                        (8,258)         (1,038)          (1,373)         (267)          9,037
   Net realized gain (loss)                            34,245             407            2,194           958           7,523
   Capital gain distribution from mutual funds         43,754          16,056           13,458         4,724              --
   Change in unrealized appreciation
     (depreciation) of investments                    (56,410)        (22,321)         (15,691)       (7,867)        (33,009)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from operations      13,331          (6,896)          (1,412)       (2,452)        (16,449)
                                                     --------        --------         --------       -------      ----------
From contract transactions:
   Payments for contract benefits or terminations     (50,223)        (10,772)          (9,619)       (1,840)       (106,716)
   Transfers between sub-accounts (including
     fixed account), net                               (1,557)              1            5,747         5,734          12,160
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from contract
  transactions                                        (51,780)        (10,771)          (3,872)        3,894         (94,556)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets                     (38,449)        (17,667)          (5,284)        1,442        (111,005)
Net assets at beginning of period                     610,523         151,946           90,372        35,293         867,131
                                                     --------        --------         --------       -------      ----------
Net assets at end of period                          $572,074        $134,279         $ 85,088       $36,735      $  756,126
                                                     ========        ========         ========       =======      ==========
Beginning units                                        24,988          11,646            4,129         1,917          83,852
Units issued                                               13              --              251           294           2,025
Units redeemed                                         (1,884)           (798)            (380)          (95)        (11,236)
                                                     --------        --------         --------       -------      ----------
Ending units                                           23,117          10,848            4,000         2,116          74,641
                                                     ========        ========         ========       =======      ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $    595        $  1,353         $     --       $   442      $   31,805
   Mortality and expense risk and administrative
     charges                                           (7,638)         (1,903)          (1,096)         (454)        (13,404)
                                                     --------        --------         --------       -------      ----------
   Net investment income (loss)                        (7,043)           (550)          (1,096)          (12)         18,401
   Net realized gain (loss)                            22,650              50               93         2,897           9,997
   Capital gain distribution from mutual funds         22,524           8,335            1,546         2,173              --
   Change in unrealized appreciation
     (depreciation) of investments                    106,623          21,497           17,715         1,754          18,286
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from operations     144,754          29,332           18,258         6,812          46,684
                                                     --------        --------         --------       -------      ----------
From contract transactions:
   Payments received from contract owners                 179             179               --            --              --
   Payments for contract benefits or terminations     (35,234)         (5,401)            (700)       (3,423)       (205,991)
   Transfers between sub-accounts (including
     fixed account), net                               (5,398)             --           (3,438)       (4,135)         (6,382)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from contract
  transactions                                        (40,453)         (5,222)          (4,138)       (7,558)       (212,373)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets                     104,301          24,110           14,120          (746)       (165,689)
Net assets at beginning of period                     506,222         127,836           76,252        36,039       1,032,820
                                                     --------        --------         --------       -------      ----------
Net assets at end of period                          $610,523        $151,946         $ 90,372       $35,293      $  867,131
                                                     ========        ========         ========       =======      ==========
Beginning units                                        26,861          12,067            4,354         2,383         104,639
Units issued                                               21              14               --            --             980
Units redeemed                                         (1,894)           (435)            (225)         (466)        (21,767)
                                                     --------        --------         --------       -------      ----------
Ending units                                           24,988          11,646            4,129         1,917          83,852
                                                     ========        ========         ========       =======      ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      11

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                       Morgan
                                                                     Stanley VIF   Morgan                  Morgan    Neuberger
                                                                      Emerging   Stanley VIF   Morgan    Stanley VIF Berman AMT
                                                                       Markets     Global    Stanley VIF  U.S. Real   Mid Cap
                                                                       Equity    Strategist    Growth      Estate      Growth
                                                                      Portfolio   Portfolio   Portfolio   Portfolio  Portfolio
                                                                       Class I     Class I     Class I     Class I    Class I
                                                                     ----------- ----------- ----------- ----------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $   4,131   $   4,468  $       --   $  17,321   $     --
   Mortality and expense risk and administrative charges                (12,517)     (5,662)    (62,510)     (8,804)      (946)
                                                                      ---------   ---------  ----------   ---------   --------
   Net investment income (loss)                                          (8,386)     (1,194)    (62,510)      8,517       (946)
   Net realized gain (loss)                                               3,685      31,877     112,835      29,060      1,590
   Capital gain distribution from mutual funds                               --      17,138     831,446          --      4,794
   Change in unrealized appreciation (depreciation) of investments     (175,303)    (77,765)   (631,976)    (92,513)    (9,936)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from operations                      (180,004)    (29,944)    249,795     (54,936)    (4,498)
                                                                      ---------   ---------  ----------   ---------   --------
From contract transactions:
   Payments received from contract owners                                    --          --         425          --         --
   Payments for contract benefits or terminations                       (16,694)   (103,353)   (201,534)    (32,390)   (10,587)
   Transfers between sub-accounts (including fixed account), net         47,602       8,823     (13,305)    (23,137)     5,728
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from contract transactions             30,908     (94,530)   (214,414)    (55,527)    (4,859)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets                                      (149,096)   (124,474)     35,381    (110,463)    (9,357)
Net assets at beginning of period                                       939,367     476,321   4,013,891     662,698     67,189
                                                                      ---------   ---------  ----------   ---------   --------
Net assets at end of period                                           $ 790,271   $ 351,847  $4,049,272   $ 552,235   $ 57,832
                                                                      =========   =========  ==========   =========   ========
Beginning units                                                          70,797      53,658     163,763      17,312      3,912
Units issued                                                              3,437       4,872         574         186        309
Units redeemed                                                           (1,045)    (15,536)     (8,194)     (1,644)      (574)
                                                                      ---------   ---------  ----------   ---------   --------
Ending units                                                             73,189      42,994     156,143      15,854      3,647
                                                                      =========   =========  ==========   =========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $   6,411   $   5,313  $       --   $  11,161   $     --
   Mortality and expense risk and administrative charges                (11,975)     (6,611)    (49,476)    (10,433)      (822)
                                                                      ---------   ---------  ----------   ---------   --------
   Net investment income (loss)                                          (5,564)     (1,298)    (49,476)        728       (822)
   Net realized gain (loss)                                               1,066      17,631     100,597     101,767        (83)
   Capital gain distribution from mutual funds                               --       6,866     304,660          --      1,216
   Change in unrealized appreciation (depreciation) of investments      244,877      40,768     797,937     (91,201)    12,583
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from operations                       240,379      63,967   1,153,718      11,294     12,894
                                                                      ---------   ---------  ----------   ---------   --------
From contract transactions:
   Payments received from contract owners                                    --          --         510          --         --
   Payments for contract benefits or terminations                       (52,569)    (94,507)   (226,789)   (183,085)      (990)
   Transfers between sub-accounts (including fixed account), net         (9,060)        (57)    374,832     (45,299)        --
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from contract transactions            (61,629)    (94,564)    148,553    (228,384)      (990)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets                                       178,750     (30,597)  1,302,271    (217,090)    11,904
Net assets at beginning of period                                       760,617     506,918   2,711,620     879,788     55,285
                                                                      ---------   ---------  ----------   ---------   --------
Net assets at end of period                                           $ 939,367   $ 476,321  $4,013,891   $ 662,698   $ 67,189
                                                                      =========   =========  ==========   =========   ========
Beginning units                                                          76,354      65,385     155,518      23,369      3,979
Units issued                                                                 37       1,137      20,970         123         --
Units redeemed                                                           (5,594)    (12,864)    (12,725)     (6,180)       (67)
                                                                      ---------   ---------  ----------   ---------   --------
Ending units                                                             70,797      53,658     163,763      17,312      3,912
                                                                      =========   =========  ==========   =========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      12

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                     PIMCO Real                   PIMCO Total                    Pioneer
                                                       Return      PIMCO Short-      Return                    Select Mid
                                                     Portfolio    Term Portfolio   Portfolio    Pioneer Fund   Cap Growth
                                                   Administrative Administrative Administrative VCT Portfolio VCT Portfolio
                                                       Class          Class          Class         Class I       Class I
                                                   -------------- -------------- -------------- ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                          $  4,753       $    834       $  7,354      $  1,764      $      --
   Mortality and expense risk and administrative
     charges                                            (2,623)          (523)        (3,939)       (2,103)        (3,492)
                                                      --------       --------       --------      --------      ---------
   Net investment income (loss)                          2,130            311          3,415          (339)        (3,492)
   Net realized gain (loss)                             (2,292)            50         (1,569)       (2,506)         2,968
   Capital gain distribution from mutual funds              --             49          3,441        37,089         32,997
   Change in unrealized appreciation
     (depreciation) of investments                      (6,883)          (350)       (11,075)      (38,282)       (50,717)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from operations       (7,045)            60         (5,788)       (4,038)       (18,244)
                                                      --------       --------       --------      --------      ---------
From contract transactions:
   Payments received from contract owners                   --          1,250             --         1,250             --
   Payments for contract benefits or terminations      (17,190)           (66)       (15,373)       (4,738)        (5,247)
   Transfers between sub-accounts (including
     fixed account), net                                 8,574         (2,362)         8,574        (1,015)        (1,853)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from contract
  transactions                                          (8,616)        (1,178)        (6,799)       (4,503)        (7,100)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets                      (15,661)        (1,118)       (12,587)       (8,541)       (25,344)
Net assets at beginning of period                      200,279         40,102        299,048       152,435        248,342
                                                      --------       --------       --------      --------      ---------
Net assets at end of period                           $184,618       $ 38,984       $286,461      $143,894      $ 222,998
                                                      ========       ========       ========      ========      =========
Beginning units                                          9,834          3,254         14,944         6,869         10,609
Units issued                                               424            101            432            70             --
Units redeemed                                            (861)          (197)          (787)         (266)          (283)
                                                      --------       --------       --------      --------      ---------
Ending units                                             9,397          3,158         14,589         6,673         10,326
                                                      ========       ========       ========      ========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                          $  5,292       $    822       $  6,062      $  1,677      $     216
   Mortality and expense risk and administrative
     charges                                            (3,023)          (665)        (4,039)       (1,885)        (3,688)
                                                      --------       --------       --------      --------      ---------
   Net investment income (loss)                          2,269            157          2,023          (208)        (3,472)
   Net realized gain (loss)                             (5,820)           561           (997)       (1,002)        21,888
   Capital gain distribution from mutual funds              --             --             --        19,588          3,444
   Change in unrealized appreciation
     (depreciation) of investments                       8,774           (165)         9,302         7,311         46,807
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from operations        5,223            553         10,328        25,689         68,667
                                                      --------       --------       --------      --------      ---------
From contract transactions:
   Payments received from contract owners                   --          1,250             --         1,250             --
   Payments for contract benefits or terminations      (59,353)        (6,712)       (10,423)       (4,527)      (101,862)
   Transfers between sub-accounts (including
     fixed account), net                                    (6)       (33,490)          (903)         (309)          (378)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from contract
  transactions                                         (59,359)       (38,952)       (11,326)       (3,586)      (102,240)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets                      (54,136)       (38,399)          (998)       22,103        (33,573)
Net assets at beginning of period                      254,415         78,501        300,046       130,332        281,915
                                                      --------       --------       --------      --------      ---------
Net assets at end of period                           $200,279       $ 40,102       $299,048      $152,435      $ 248,342
                                                      ========       ========       ========      ========      =========
Beginning units                                         12,775          6,436         15,521         7,052         15,450
Units issued                                                --            275             --            62              8
Units redeemed                                          (2,941)        (3,457)          (577)         (245)        (4,849)
                                                      --------       --------       --------      --------      ---------
Ending units                                             9,834          3,254         14,944         6,869         10,609
                                                      ========       ========       ========      ========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      13

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                        PVC                         PVC                          PVC
                                                    Diversified   PVC Equity     Government                   LargeCap
                                                   International    Income     & High Quality  PVC Income      Growth
                                                   Account Class Account Class  Bond Account  Account Class Account Class
                                                         1             1          Class 1           1             1
                                                   ------------- ------------- -------------- ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                        $   34,007    $   57,883     $   40,311    $   87,416    $    19,822
   Mortality and expense risk and administrative
     charges                                           (22,632)      (41,915)       (15,020)      (28,206)      (130,645)
                                                    ----------    ----------     ----------    ----------    -----------
   Net investment income (loss)                         11,375        15,968         25,291        59,210       (110,823)
   Net realized gain (loss)                             44,332       150,815        (36,117)      (20,686)       638,931
   Capital gain distribution from mutual funds              --       179,019             --            --        664,731
   Change in unrealized appreciation
     (depreciation) of investments                    (361,772)     (528,930)         2,002       (52,662)    (1,858,223)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from operations     (306,065)     (183,128)        (8,824)      (14,138)      (665,384)
                                                    ----------    ----------     ----------    ----------    -----------
From contract transactions:
   Payments received from contract owners                  325         3,600            650           975         (5,051)
   Payments for contract benefits or terminations     (125,342)     (322,204)      (269,612)     (300,547)      (946,012)
   Transfers between sub-accounts (including
     fixed account), net                                  (503)          325              1        (3,695)        17,982
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from contract
  transactions                                        (125,520)     (318,279)      (268,961)     (303,267)      (933,081)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets                     (431,585)     (501,407)      (277,785)     (317,405)    (1,598,465)
Net assets at beginning of period                    1,733,485     3,109,910      1,230,075     2,146,971      9,092,663
                                                    ----------    ----------     ----------    ----------    -----------
Net assets at end of period                         $1,301,900    $2,608,503     $  952,290    $1,829,566    $ 7,494,198
                                                    ==========    ==========     ==========    ==========    ===========
Beginning units                                        552,994       204,516        414,328       619,331      1,140,230
Units issued                                             2,239           186          5,121         5,625          6,568
Units redeemed                                         (45,271)      (21,691)       (92,819)      (96,774)      (119,344)
                                                    ----------    ----------     ----------    ----------    -----------
Ending units                                           509,962       183,011        326,630       528,182      1,027,454
                                                    ==========    ==========     ==========    ==========    ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                        $   30,796    $   65,001     $   51,257    $   96,989    $    32,070
   Mortality and expense risk and administrative
     charges                                           (23,203)      (40,279)       (18,012)      (30,568)      (120,568)
                                                    ----------    ----------     ----------    ----------    -----------
   Net investment income (loss)                          7,593        24,722         33,245        66,421        (88,498)
   Net realized gain (loss)                             53,297        83,589        (11,753)       (6,398)       822,756
   Capital gain distribution from mutual funds              --       139,715             --            --             --
   Change in unrealized appreciation
     (depreciation) of investments                     336,434       266,388        (15,134)       18,924      1,702,897
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from operations      397,324       514,414          6,358        78,947      2,437,155
                                                    ----------    ----------     ----------    ----------    -----------
From contract transactions:
   Payments received from contract owners              156,842         3,600          1,200         1,200        393,953
   Payments for contract benefits or terminations     (198,578)     (168,924)      (142,377)     (167,292)    (1,080,528)
   Transfers between sub-accounts (including
     fixed account), net                              (140,847)        1,508             18           122       (473,072)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from contract
  transactions                                        (182,583)     (163,816)      (141,159)     (165,970)    (1,159,647)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets                      214,741       350,598       (134,801)      (87,023)     1,277,508
Net assets at beginning of period                    1,518,744     2,759,312      1,364,876     2,233,994      7,815,155
                                                    ----------    ----------     ----------    ----------    -----------
Net assets at end of period                         $1,733,485    $3,109,910     $1,230,075    $2,146,971    $ 9,092,663
                                                    ==========    ==========     ==========    ==========    ===========
Beginning units                                        615,232       216,597        461,884       671,959      1,288,992
Units issued                                             1,669           930            600           433         33,379
Units redeemed                                         (63,907)      (13,011)       (48,156)      (53,061)      (182,141)
                                                    ----------    ----------     ----------    ----------    -----------
Ending units                                           552,994       204,516        414,328       619,331      1,140,230
                                                    ==========    ==========     ==========    ==========    ===========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      14

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                   PVC Principal                                  PVC SAM      PVC SAM
                                                      Capital      PVC SAM         PVC SAM      Conservative  Flexible
                                                   Appreciation   Balanced      Conservative       Growth      Income
                                                      Account     Portfolio       Balanced       Portfolio    Portfolio
                                                      Class 1      Class 1    Portfolio Class 1   Class 1      Class 1
                                                   ------------- -----------  ----------------- ------------ ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                        $   106,584  $   496,198     $   32,594     $   437,761  $   90,511
   Mortality and expense risk and administrative
     charges                                           (133,111)    (229,273)       (13,467)       (224,657)    (31,822)
                                                    -----------  -----------     ----------     -----------  ----------
   Net investment income (loss)                         (26,527)     266,925         19,127         213,104      58,689
   Net realized gain (loss)                             363,881      151,580           (442)        527,064       3,459
   Capital gain distribution from mutual funds          493,877      781,320         36,443         767,597      55,206
   Change in unrealized appreciation
     (depreciation) of investments                   (1,199,302)  (2,193,845)      (101,857)     (2,702,272)   (190,305)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from operations      (368,071)    (994,020)       (46,729)     (1,194,507)    (72,951)
                                                    -----------  -----------     ----------     -----------  ----------
From contract transactions:
   Payments received from contract owners                   975           --             --             600          --
   Payments for contract benefits or terminations    (1,300,700)  (2,106,591)      (116,458)     (1,798,902)   (541,313)
   Transfers between sub-accounts (including
     fixed account), net                                   (229)      13,403         68,382         (61,476)        140
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from contract
  transactions                                       (1,299,954)  (2,093,188)       (48,076)     (1,859,778)   (541,173)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets                    (1,668,025)  (3,087,208)       (94,805)     (3,054,285)   (614,124)
Net assets at beginning of period                     9,819,339   17,516,390        930,417      16,787,658   2,504,356
                                                    -----------  -----------     ----------     -----------  ----------
Net assets at end of period                         $ 8,151,314  $14,429,182     $  835,612     $13,733,373  $1,890,232
                                                    ===========  ===========     ==========     ===========  ==========
Beginning units                                       1,184,344    2,093,858        187,355       2,080,499     286,658
Units issued                                              8,279        8,408          6,422           6,051          --
Units redeemed                                         (148,233)    (306,073)       (10,965)       (142,463)    (52,068)
                                                    -----------  -----------     ----------     -----------  ----------
Ending units                                          1,044,390    1,796,193        182,812       1,944,087     234,590
                                                    ===========  ===========     ==========     ===========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                        $   116,952  $   381,986     $   29,035     $   252,253  $   99,498
   Mortality and expense risk and administrative
     charges                                           (132,753)    (251,940)       (14,647)       (229,061)    (39,989)
                                                    -----------  -----------     ----------     -----------  ----------
   Net investment income (loss)                         (15,801)     130,046         14,388          23,192      59,509
   Net realized gain (loss)                             215,405      185,713         14,585         491,174      17,089
   Capital gain distribution from mutual funds               --      420,480         11,027         353,681      21,509
   Change in unrealized appreciation
     (depreciation) of investments                    1,452,454    1,573,636         59,307       1,867,061      93,589
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from operations     1,652,058    2,309,875         99,307       2,735,108     191,696
                                                    -----------  -----------     ----------     -----------  ----------
From contract transactions:
   Payments received from contract owners               151,200      265,223             --          36,818          --
   Payments for contract benefits or terminations      (955,257)  (3,095,179)      (240,457)     (1,814,332)   (617,379)
   Transfers between sub-accounts (including
     fixed account), net                               (388,002)    (270,326)          (164)       (112,014)    (15,770)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from contract
  transactions                                       (1,192,059)  (3,100,282)      (240,621)     (1,889,528)   (633,149)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets                       459,999     (790,407)      (141,314)        845,580    (441,453)
Net assets at beginning of period                     9,359,340   18,306,797      1,071,731      15,942,078   2,945,809
                                                    -----------  -----------     ----------     -----------  ----------
Net assets at end of period                         $ 9,819,339  $17,516,390     $  930,417     $16,787,658  $2,504,356
                                                    ===========  ===========     ==========     ===========  ==========
Beginning units                                       1,352,551    2,709,707        274,100       2,292,188     429,186
Units issued                                              7,152       12,115            492           7,429           3
Units redeemed                                         (175,359)    (627,964)       (87,237)       (219,118)   (142,531)
                                                    -----------  -----------     ----------     -----------  ----------
Ending units                                          1,184,344    2,093,858        187,355       2,080,499     286,658
                                                    ===========  ===========     ==========     ===========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      15

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                     PVC SAM
                                                    Strategic                      PVC
                                                     Growth       PVC Short-     SmallCap     Putnam VT     Putnam VT
                                                    Portfolio     Term Income    Account    Equity Income   Growth and
                                                     Class 1    Account Class 1  Class 1    Fund Class IB Income Fund IB
                                                   -----------  --------------- ----------  ------------- --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                       $   187,150     $ 12,970     $    9,532    $  2,510      $      --
   Mortality and expense risk and administrative
     charges                                          (108,088)      (8,573)       (44,116)     (4,935)            --
                                                   -----------     --------     ----------    --------      ---------
   Net investment income (loss)                         79,062        4,397        (34,584)     (2,425)            --
   Net realized gain (loss)                            951,470         (987)        34,662       2,398             --
   Capital gain distribution from mutual funds         417,550           --        198,415      16,099             --
   Change in unrealized appreciation
     (depreciation) of investments                  (2,008,343)      (6,168)      (543,303)    (50,545)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from operations     (560,261)      (2,758)      (344,810)    (34,473)            --
                                                   -----------     --------     ----------    --------      ---------
From contract transactions:
   Payments received from contract owners                   --          975          1,300          --             --
   Payments for contract benefits or terminations   (2,052,063)     (69,264)      (203,555)     (5,577)            --
   Transfers between sub-accounts (including
     fixed account), net                               (16,394)          (9)        (6,895)     (8,928)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from contract
  transactions                                      (2,068,457)     (68,298)      (209,150)    (14,505)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets                   (2,628,718)     (71,056)      (553,960)    (48,978)            --
Net assets at beginning of period                    8,363,267      639,291      3,082,981     372,839             --
                                                   -----------     --------     ----------    --------      ---------
Net assets at end of period                        $ 5,734,549     $568,235     $2,529,021    $323,861      $      --
                                                   ===========     ========     ==========    ========      =========
Beginning units                                        631,500      324,486        645,818      19,216             --
Units issued                                           145,306        4,208          1,618          --             --
Units redeemed                                        (262,607)     (40,737)       (47,918)       (727)            --
                                                   -----------     --------     ----------    --------      ---------
Ending units                                           514,199      287,957        599,518      18,489             --
                                                   ===========     ========     ==========    ========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                       $   111,530     $ 12,967     $   11,137    $     --      $   6,967
   Mortality and expense risk and administrative
     charges                                          (110,674)      (9,331)       (42,932)     (2,975)        (1,637)
                                                   -----------     --------     ----------    --------      ---------
   Net investment income (loss)                            856        3,636        (31,795)     (2,975)         5,330
   Net realized gain (loss)                            181,493         (243)        25,577         204         95,119
   Capital gain distribution from mutual funds         214,965           --             --          --         38,613
   Change in unrealized appreciation
     (depreciation) of investments                   1,079,372        3,182        326,143      43,488       (124,167)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from operations    1,476,686        6,575        319,925      40,717         14,895
                                                   -----------     --------     ----------    --------      ---------
From contract transactions:
   Payments received from contract owners                   --           --        151,200          --             --
   Payments for contract benefits or terminations     (774,875)     (82,804)      (301,186)       (969)        (5,523)
   Transfers between sub-accounts (including
     fixed account), net                                23,096          175       (251,498)    333,091       (333,092)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from contract
  transactions                                        (751,779)     (82,629)      (401,484)    332,122       (338,615)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets                      724,907      (76,054)       (81,559)    372,839       (323,720)
Net assets at beginning of period                    7,638,360      715,345      3,164,540          --        323,720
                                                   -----------     --------     ----------    --------      ---------
Net assets at end of period                        $ 8,363,267     $639,291     $3,082,981    $372,839      $      --
                                                   ===========     ========     ==========    ========      =========
Beginning units                                        678,529      366,179        711,089          --         19,595
Units issued                                             1,381          809         12,916      19,269             --
Units redeemed                                         (48,410)     (42,502)       (78,187)        (53)       (19,595)
                                                   -----------     --------     ----------    --------      ---------
Ending units                                           631,500      324,486        645,818      19,216             --
                                                   ===========     ========     ==========    ========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      16

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                              VALIC       VALIC
                                                                     Putnam VT   Royce Small-     VALIC     Company I   Company I
                                                                   International Cap Portfolio  Company I   Government   Health
                                                                    Value Fund    Investment    Blue Chip  Money Market Sciences
                                                                     Class IB        Class     Growth Fund    I Fund      Fund
                                                                   ------------- ------------- ----------- ------------ ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $  1,287     $       903    $    24    $   15,681  $     --
   Mortality and expense risk and administrative charges                 (837)         (9,667)      (162)      (15,462)     (423)
                                                                     --------     -----------    -------    ----------  --------
   Net investment income (loss)                                           450          (8,764)      (138)          219      (423)
   Net realized gain (loss)                                             1,237        (276,966)        29            --       (48)
   Capital gain distribution from mutual funds                             --           1,483      2,248            --    11,599
   Change in unrealized appreciation (depreciation) of
     investments                                                      (13,513)        265,415     (1,571)           --   (10,581)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from operations                     (11,826)        (18,832)       568           219       547
                                                                     --------     -----------    -------    ----------  --------
From contract transactions:
   Payments received from contract owners                                  --              --         --         1,132        --
   Payments for contract benefits or terminations                      (5,056)     (2,414,178)        --      (608,574)       --
   Transfers between sub-accounts (including fixed account), net           --               1         --        (4,869)       (1)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from contract transactions           (5,056)     (2,414,177)        --      (612,311)       (1)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets                                     (16,882)     (2,433,009)       568      (612,092)      546
Net assets at beginning of period                                      67,338       2,537,844     36,474     1,761,914    97,322
                                                                     --------     -----------    -------    ----------  --------
Net assets at end of period                                          $ 50,456     $   104,835    $37,042    $1,149,822  $ 97,868
                                                                     ========     ===========    =======    ==========  ========
Beginning units                                                         4,403          86,783      1,029       215,001     1,656
Units issued                                                               --              --         --           583        --
Units redeemed                                                           (344)        (82,856)        --       (90,828)       --
                                                                     --------     -----------    -------    ----------  --------
Ending units                                                            4,059           3,927      1,029       124,756     1,656
                                                                     ========     ===========    =======    ==========  ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $    902     $    22,971    $    --    $    6,826  $     --
   Mortality and expense risk and administrative charges                 (834)         (9,408)      (128)      (19,040)     (358)
                                                                     --------     -----------    -------    ----------  --------
   Net investment income (loss)                                            68          13,563       (128)      (12,214)     (358)
   Net realized gain (loss)                                               195          (2,099)         5            --       (58)
   Capital gain distribution from mutual funds                             --              --      2,792            --     9,463
   Change in unrealized appreciation (depreciation) of
     investments                                                       12,349         108,397      6,922            --    11,739
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from operations                      12,612         119,861      9,591       (12,214)   20,786
                                                                     --------     -----------    -------    ----------  --------
From contract transactions:
   Payments received from contract owners                                 179              --         --           396        --
   Payments for contract benefits or terminations                        (217)             --         --      (144,491)       --
   Transfers between sub-accounts (including fixed account), net           (3)             (1)        (2)       41,289        (4)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from contract transactions              (41)             (1)        (2)     (102,806)       (4)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets                                      12,571         119,860      9,589      (115,020)   20,782
Net assets at beginning of period                                      54,767       2,417,984     26,885     1,876,934    76,540
                                                                     --------     -----------    -------    ----------  --------
Net assets at end of period                                          $ 67,338     $ 2,537,844    $36,474    $1,761,914  $ 97,322
                                                                     ========     ===========    =======    ==========  ========
Beginning units                                                         4,405          86,783      1,029       226,855     1,656
Units issued                                                               10              --         --         9,151        --
Units redeemed                                                            (12)             --         --       (21,005)       --
                                                                     --------     -----------    -------    ----------  --------
Ending units                                                            4,403          86,783      1,029       215,001     1,656
                                                                     ========     ===========    =======    ==========  ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      17

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                         VALIC                   VALIC     VALIC
                                                                       Company I     VALIC      Company  Company I    VALIC
                                                                     International Company I   I Nasdaq- Science &  Company I
                                                                       Equities     Mid Cap    100 Index Technology Small Cap
                                                                      Index Fund   Index Fund    Fund       Fund    Index Fund
                                                                     ------------- ----------  --------- ---------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $  3,810    $   11,245   $   253   $    --    $  1,715
   Mortality and expense risk and administrative charges                 (2,292)      (11,654)     (679)     (669)     (2,322)
                                                                       --------    ----------   -------   -------    --------
   Net investment income (loss)                                           1,518          (409)     (426)     (669)       (607)
   Net realized gain (loss)                                               1,006        31,019     5,350     2,358      13,417
   Capital gain distribution from mutual funds                               --        66,428     2,196     4,097       9,710
   Change in unrealized appreciation (depreciation) of investments      (31,385)     (224,816)   (7,137)   (6,502)    (40,693)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from operations                       (28,861)     (127,778)      (17)     (716)    (18,173)
                                                                       --------    ----------   -------   -------    --------
From contract transactions:
   Payments received from contract owners                                    --           375        --        --          --
   Payments for contract benefits or terminations                        (3,858)      (71,125)   (8,070)   (4,027)    (16,014)
   Transfers between sub-accounts (including fixed account), net              3        42,110        (2)        1     (20,494)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from contract transactions             (3,855)      (28,640)   (8,072)   (4,026)    (36,508)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets                                       (32,716)     (156,418)   (8,089)   (4,742)    (54,681)
Net assets at beginning of period                                       198,658     1,069,113    48,966    45,953     189,432
                                                                       --------    ----------   -------   -------    --------
Net assets at end of period                                            $165,942    $  912,695   $40,877   $41,211    $134,751
                                                                       ========    ==========   =======   =======    ========
Beginning units                                                          19,313        26,514     2,435     2,618       7,112
Units issued                                                                  1         2,709        --        --           1
Units redeemed                                                             (330)       (2,519)     (440)     (277)     (1,302)
                                                                       --------    ----------   -------   -------    --------
Ending units                                                             18,984        26,704     1,995     2,341       5,811
                                                                       ========    ==========   =======   =======    ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $  5,221    $   11,642   $   336   $    --    $  1,952
   Mortality and expense risk and administrative charges                 (2,362)      (10,617)     (648)     (553)     (2,492)
                                                                       --------    ----------   -------   -------    --------
   Net investment income (loss)                                           2,859         1,025      (312)     (553)       (540)
   Net realized gain (loss)                                               3,788        33,305     2,925       743       5,590
   Capital gain distribution from mutual funds                               --        79,719     2,097     2,396       9,314
   Change in unrealized appreciation (depreciation) of investments       33,747        23,776     7,763    10,145       7,767
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from operations                        40,394       137,825    12,473    12,731      22,131
                                                                       --------    ----------   -------   -------    --------
From contract transactions:
   Payments received from contract owners                                    --           450        --        --          --
   Payments for contract benefits or terminations                       (12,206)      (94,172)   (6,323)    3,263     (14,190)
   Transfers between sub-accounts (including fixed account), net        (16,304)       24,637         7       409      24,506
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from contract transactions            (28,510)      (69,085)   (6,316)    3,672      10,316
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets                                        11,884        68,740     6,157    16,403      32,447
Net assets at beginning of period                                       186,774     1,000,373    42,809    29,550     156,985
                                                                       --------    ----------   -------   -------    --------
Net assets at end of period                                            $198,658    $1,069,113   $48,966   $45,953    $189,432
                                                                       ========    ==========   =======   =======    ========
Beginning units                                                          21,631        27,910     2,817     2,183       6,590
Units issued                                                                 --         1,282        --       512       1,091
Units redeemed                                                           (2,318)       (2,678)     (382)      (77)       (569)
                                                                       --------    ----------   -------   -------    --------
Ending units                                                             19,313        26,514     2,435     2,618       7,112
                                                                       ========    ==========   =======   =======    ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      18

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                        VALIC
                                                                      Company I
                                                                     Stock Index
                                                                        Fund
                                                                     -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $   28,348
   Mortality and expense risk and administrative charges                (15,368)
                                                                     ----------
   Net investment income (loss)                                          12,980
   Net realized gain (loss)                                             277,095
   Capital gain distribution from mutual funds                           62,056
   Change in unrealized appreciation (depreciation) of investments     (398,473)
                                                                     ----------
Increase (decrease) in net assets from operations                       (46,342)
                                                                     ----------
From contract transactions:
   Payments for contract benefits or terminations                      (738,252)
   Transfers between sub-accounts (including fixed account), net         (5,457)
                                                                     ----------
Increase (decrease) in net assets from contract transactions           (743,709)
                                                                     ----------
Increase (decrease) in net assets                                      (790,051)
Net assets at beginning of period                                     1,737,057
                                                                     ----------
Net assets at end of period                                          $  947,006
                                                                     ==========
Beginning units                                                          78,471
Units issued                                                                 21
Units redeemed                                                          (29,758)
                                                                     ----------
Ending units                                                             48,734
                                                                     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $   24,367
   Mortality and expense risk and administrative charges                (14,631)
                                                                     ----------
   Net investment income (loss)                                           9,736
   Net realized gain (loss)                                              38,156
   Capital gain distribution from mutual funds                           71,476
   Change in unrealized appreciation (depreciation) of investments      182,575
                                                                     ----------
Increase (decrease) in net assets from operations                       301,943
                                                                     ----------
From contract transactions:
   Payments for contract benefits or terminations                       (35,121)
   Transfers between sub-accounts (including fixed account), net        (64,531)
                                                                     ----------
Increase (decrease) in net assets from contract transactions            (99,652)
                                                                     ----------
Increase (decrease) in net assets                                       202,291
Net assets at beginning of period                                     1,534,766
                                                                     ----------
Net assets at end of period                                          $1,737,057
                                                                     ==========
Beginning units                                                          83,379
Units issued                                                                387
Units redeemed                                                           (5,295)
                                                                     ----------
Ending units                                                             78,471
                                                                     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      19

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS


1. Organization

Separate Account D (the Separate Account) is a segregated investment account established by American General Life Insurance Company (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

 GENERATIONS(TM)                        VAriety Plus(R)
 Platinum Investor(R)                   WM Advantage
 Platinum Investor Immediate VA         WM Strategic Asset Manager
 Select Reserve                         Other Separate Account D contracts

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 ----------------------------------------------------------------------------
 American Century Variable Portfolios, Inc. (American Century VP)
 American Century VP Value Fund Class I
 ----------------------------------------------------------------------------

 Dreyfus Investment Portfolios (Dreyfus IP)
 Dreyfus IP MidCap Stock Portfolio Initial Shares
 ----------------------------------------------------------------------------

 The Dreyfus Sustainable U.S. Equity Portfolio, Inc.
 The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares
 ----------------------------------------------------------------------------

 Dreyfus Variable Investment Fund
 (Dreyfus VIF)
 Dreyfus VIF Opportunistic Small Cap    Dreyfus VIF Quality Bond Portfolio
 Portfolio Initial Shares               Initial Shares
 ----------------------------------------------------------------------------

 Fidelity Variable Insurance Products
 (Fidelity VIP)
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Government Money Market
 Initial Class                          Portfolio Initial Class
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Growth Portfolio Service
 Service Class 2                        Class 2
 Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
 Service Class 2                        Initial Class
 Fidelity VIP Equity-Income Portfolio   Fidelity VIP Overseas Portfolio
 Service Class 2/(d)/                   Initial Class/(a)/
 ----------------------------------------------------------------------------

 Franklin Templeton Variable Insurance
 Products Trust (FTVIP)
 FTVIP Templeton Foreign VIP Fund
 Class 2
 ----------------------------------------------------------------------------

 Goldman Sachs Variable Insurance
 Trust (Goldman Sachs VIT)
 Goldman Sachs VIT Strategic Growth
 Fund Institutional Shares
 ----------------------------------------------------------------------------

 Invesco Investment Securities Funds
 (Invesco)
 Invesco Comstock Fund Class A          Invesco Government Money Market Fund
                                        Class AX
 Invesco Corporate Bond Fund Class      Invesco High Yield Fund Class A
 A/(a)/
 ----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      20

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 Invesco Variable Insurance Funds
 (Invesco V.I.)
 Invesco V.I. American Franchise Fund   Invesco V.I. Government Securities
 Series I                               Fund Series I
 Invesco V.I. American Value Fund       Invesco V.I. Growth and Income Fund
 Series I                               Series I
 Invesco V.I. Comstock Fund Series I    Invesco V.I. High Yield Fund Series I
 Invesco V.I. Core Equity Fund Series I Invesco V.I. International Growth
                                        Fund Series I
 Invesco V.I. Global Core Equity Fund
 Series I
 ----------------------------------------------------------------------------

 Janus Aspen Series (Janus)
 Janus Henderson Enterprise Portfolio   Janus Henderson Overseas Portfolio
 Service Shares                         Service Shares
 Janus Henderson Global Research
 Portfolio Service Shares
 ----------------------------------------------------------------------------

 JPMorgan Insurance Trust (JP Morgan)
 JPMorgan Insurance Trust Small Cap
 Core Portfolio Class 1
 ----------------------------------------------------------------------------

 MFS Variable Insurance Trust (MFS VIT)
 MFS VIT Growth Series Initial Class    MFS VIT New Discovery Series Initial
                                        Class
 MFS VIT II Core Equity Portfolio       MFS VIT Research Series Initial Class
 Initial Class
 ----------------------------------------------------------------------------

 Morgan Stanley Variable Insurance
 Fund, Inc. (Morgan Stanley VIF)
 Morgan Stanley VIF Core Plus Fixed     Morgan Stanley VIF Growth Portfolio
 Income Portfolio Class I               Class I
 Morgan Stanley VIF Emerging Markets    Morgan Stanley VIF U.S. Real Estate
 Equity Portfolio Class I               Portfolio Class I
 Morgan Stanley VIF Global Strategist
 Portfolio Class I
 ----------------------------------------------------------------------------

 Neuberger Berman Advisers Management
 Trust (Neuberger Berman AMT)
 Neuberger Berman AMT Large Cap Value   Neuberger Berman AMT Mid Cap Growth
 Portfolio Class I/(a)/                 Portfolio Class I
 ----------------------------------------------------------------------------

 PIMCO Variable Insurance Trust (PIMCO)
 PIMCO Real Return Portfolio            PIMCO Total Return Portfolio
 Administrative Class                   Administrative Class
 PIMCO Short-Term Portfolio
 Administrative Class
 ----------------------------------------------------------------------------

 Pioneer Variable Contracts Trust
 (Pioneer)
 Pioneer Fund VCT Portfolio Class I     Pioneer Select Mid Cap Growth VCT
                                        Portfolio Class I
 ----------------------------------------------------------------------------

 Principal Variable Contracts Funds,
 Inc. (PVC)
 PVC Diversified International Account  PVC SAM Conservative Balanced
 Class 1                                Portfolio Class 1
 PVC Equity Income Account Class 1      PVC SAM Conservative Growth Portfolio
                                        Class 1
 PVC Government & High Quality Bond     PVC SAM Flexible Income Portfolio
 Account Class 1                        Class 1
 PVC Income Account Class 1             PVC SAM Strategic Growth Portfolio
                                        Class 1
 PVC LargeCap Growth Account Class 1    PVC Short-Term Income Account Class 1
 PVC Principal Capital Appreciation     PVC SmallCap Account Class 1/(b)/
 Account Class 1
 PVC SAM Balanced Portfolio Class 1
 ----------------------------------------------------------------------------

 Putnam Variable Trust (Putnam VT)
 Putnam VT Equity Income Fund Class     Putnam VT International Value Fund
 IB/(c)/                                Class IB
 ----------------------------------------------------------------------------

 Royce Capital Fund (Royce)
 Royce Small-Cap Portfolio Investment
 Class
 ----------------------------------------------------------------------------

 VALIC Company I/(e)/
 VALIC Company I Blue Chip Growth Fund  VALIC Company I Mid Cap Index Fund
 VALIC Company I Dividend Value Fund    VALIC Company I Nasdaq-100 Index Fund
 VALIC Company I Global Social          VALIC Company I Science & Technology
 Awareness Fund                         Fund
 VALIC Company I Government Money       VALIC Company I Small Cap Index Fund
 Market I Fund
 VALIC Company I Health Sciences Fund   VALIC Company I Stock Index Fund
 VALIC Company I International
 Equities Index Fund
 ----------------------------------------------------------------------------

(a)These funds had no activity in the current year.

--------------------------------------------------------------------------------
                                      21

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(b)Formerly PVC SmallCap Blend Account.
(c)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(d)Formerly FTVIP Templeton Foreign VIP Fund.
(e)VALIC Company I is an affiliated investment Company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I series.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments for all contracts except for "deferred load" contracts and contracts issued prior to January 1, 1982, which have an assumed interest rate of 3 percent.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the

--------------------------------------------------------------------------------
                                      22

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

.. Level 1--Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

.. Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      23

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                                                                Separate Account Annual Maintenance
Products                                                        Annual Charges*       Charge*
--------                                                        ---------------- ------------------
GENERATIONS(TM)                                                       1.40%             $ 30
Platinum Investor(R)                                                  1.35%              N/A
Platinum Investor Immediate VA                                        0.55%              N/A
Select Reserve                                                        0.40%              N/A
VAriety Plus(R)                                                       1.55%             $ 36
WM Advantage                                                          1.40%              N/A
WM Strategic Asset Manager                                            1.40%             $ 35
Other Separate Account D contracts (deferred load)                    1.25%             $ 30
Other Separate Account D contracts (issued prior to January 1,
  1982)                                                               0.75%              N/A

--------
* An annual maintenance charge may be imposed on the last day of each contract year during the accumulation period for administrative expenses with respect to each contract. The annual maintenance charge is paid by redemption of units outstanding.

Contract fee and sales charge: The Platinum Investor Immediate VA allows the Company to charge a one time contract fee of $100 to cover the administrative cost of issuing the contract. The Company may deduct a sales charge to cover sales expenses, including commissions under the Platinum Investor Immediate VA and Other Separate Account D Contracts (issued prior to January 1, 1982). The contract fee and sales charge are deducted from the payments received from contract owners.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the contract year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      24

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                        Cost of Purchases Proceeds from Sales
------------                                                        ----------------- -------------------
American Century VP Value Fund Class I                                  $  4,400          $   68,610
Dreyfus IP MidCap Stock Portfolio Initial Shares                          11,940              70,226
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares              36,630              56,643
Dreyfus VIF Quality Bond Portfolio Initial Shares                         11,137              30,352
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares        45,511              10,905
Fidelity VIP Asset Manager Portfolio Initial Class                         6,840              74,812
Fidelity VIP Asset Manager Portfolio Service Class 2                       3,032                 925
Fidelity VIP Contrafund Portfolio Service Class 2                         54,921              77,367
Fidelity VIP Equity-Income Portfolio Service Class 2                      27,784              53,253
Fidelity VIP Government Money Market Portfolio Initial Class              17,618              76,285
Fidelity VIP Growth Portfolio Service Class 2                             49,607              94,084
Fidelity VIP Index 500 Portfolio Initial Class                             1,048                 731
FTVIP Templeton Foreign VIP Fund Class 2                                   3,050               5,636
Goldman Sachs VIT Strategic Growth Fund Institutional Shares              15,809                 572
Invesco Comstock Fund Class A                                            135,467              38,017
Invesco Government Money Market Fund Class AX                                680                 396
Invesco High Yield Fund Class A                                           26,666               3,955
Invesco V.I. American Franchise Fund Series I                            299,807             416,805
Invesco V.I. American Value Fund Series I                                439,045             398,861
Invesco V.I. Comstock Fund Series I                                      341,722             247,130
Invesco V.I. Core Equity Fund Series I                                    33,387              25,181
Invesco V.I. Global Core Equity Fund Series I                             11,139             124,819
Invesco V.I. Government Securities Fund Series I                          26,784             199,833
Invesco V.I. Growth and Income Fund Series I                             936,635           1,113,465
Invesco V.I. High Yield Fund Series I                                     28,428              84,010
Invesco V.I. International Growth Fund Series I                            6,695              12,852
Janus Henderson Enterprise Portfolio Service Shares                        5,252               4,275
Janus Henderson Global Research Portfolio Service Shares                   1,595               1,954
Janus Henderson Overseas Portfolio Service Shares                          5,397              32,939
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1                  5,694              20,087
MFS VIT Growth Series Initial Class                                       44,625              60,908
MFS VIT II Core Equity Portfolio Initial Class                            17,097              12,851
MFS VIT New Discovery Series Initial Class                                19,201              10,988
MFS VIT Research Series Initial Class                                     10,740               2,389
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I               40,148             125,666
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I              48,582              26,059
Morgan Stanley VIF Global Strategist Portfolio Class I                    64,729             143,315
Morgan Stanley VIF Growth Portfolio Class I                              845,207             290,686
Morgan Stanley VIF U.S. Real Estate Portfolio Class I                     23,530              70,540
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                     10,519              11,530
PIMCO Real Return Portfolio Administrative Class                          13,323              19,809
PIMCO Short-Term Portfolio Administrative Class                            2,100               2,918
PIMCO Total Return Portfolio Administrative Class                         19,362              19,306
Pioneer Fund VCT Portfolio Class I                                        40,311               8,064
Pioneer Select Mid Cap Growth VCT Portfolio Class I                       32,997              10,593
PVC Diversified International Account Class 1                             50,635             164,780
PVC Equity Income Account Class 1                                        237,877             361,168
PVC Government & High Quality Bond Account Class 1                        51,182             294,852
PVC Income Account Class 1                                               105,769             349,826
PVC LargeCap Growth Account Class 1                                      744,146           1,123,318
PVC Principal Capital Appreciation Account Class 1                       643,974           1,476,579

--------------------------------------------------------------------------------
                                      25

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Sub-accounts                                       Cost of Purchases Proceeds from Sales
------------                                       ----------------- -------------------
PVC SAM Balanced Portfolio Class 1                    $1,416,979         $2,461,921
PVC SAM Conservative Balanced Portfolio Class 1          143,181            135,688
PVC SAM Conservative Growth Portfolio Class 1          1,313,925          2,193,002
PVC SAM Flexible Income Portfolio Class 1                145,717            572,995
PVC SAM Strategic Growth Portfolio Class 1             3,559,987          5,131,832
PVC Short-Term Income Account Class 1                     20,238             84,140
PVC SmallCap Account Class 1                             216,124            261,444
Putnam VT Equity Income Fund Class IB                     18,609             19,441
Putnam VT International Value Fund Class IB                1,287              5,892
Royce Small-Cap Portfolio Investment Class                 2,386          2,423,845
VALIC Company I Blue Chip Growth Fund                      2,273                164
VALIC Company I Government Money Market I Fund            20,674            632,766
VALIC Company I Health Sciences Fund                      11,603                427
VALIC Company I International Equities Index Fund          3,815              6,151
VALIC Company I Mid Cap Index Fund                       149,668            112,289
VALIC Company I Nasdaq-100 Index Fund                      2,454              8,755
VALIC Company I Science & Technology Fund                  4,100              4,698
VALIC Company I Small Cap Index Fund                      11,435             38,841
VALIC Company I Stock Index Fund                          90,781            759,455

--------------------------------------------------------------------------------
                                      26

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                               December 31, 2018                     For the Year Ended December 31, 2018
                                    --------------------------------------------  -------------------------------------------
                                                                                                    Expense         Total
                                              Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                              -------------------      Net           Income      -------------- --------------
Sub-accounts                          Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                        --------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value Fund
  Class I                               8,175            28.50         232,954        1.57               1.35           -10.38
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                        3,156            24.05          75,904        0.47               1.35           -16.63
Dreyfus VIF Opportunistic Small
  Cap Portfolio Initial Shares          8,517            19.74         168,169        0.00               1.35           -20.17
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       11,189            17.39         194,558        2.75               1.35            -3.86
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc. Initial
  Shares                               13,554            14.95         202,678        1.85               1.35            -5.69
Fidelity VIP Asset Manager
  Portfolio Initial Class              19,081             4.81          91,860        1.30               1.55            -6.81
Fidelity VIP Asset Manager
  Portfolio Service Class 2             3,654            16.08          58,757        1.55               1.35            -6.89
Fidelity VIP Contrafund Portfolio
  Service Class 2                      18,081            24.63         445,261        0.46               1.35            -7.90
Fidelity VIP Equity-Income
  Portfolio Service Class 2            15,331            18.68         286,426        2.05               1.35            -9.77
Fidelity VIP Government Money
  Market Portfolio Initial Class       79,084             9.83         777,000        1.62               1.40             0.23
Fidelity VIP Growth Portfolio
  Service Class 2                      18,789            16.25         305,329        0.04               1.35            -1.77
Fidelity VIP Index 500 Portfolio
  Initial Class                         6,229             6.55          40,773        1.98               1.55            -5.97
FTVIP Templeton Foreign VIP Fund
  Class 2                               6,928            13.95          96,636        2.81               1.35           -16.58
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares             1,495            21.00          31,397        0.49               1.35            -2.37
Invesco Comstock Fund Class A          24,441            59.83       1,462,280        1.56               0.75           -12.90
Invesco Government Money Market
  Fund Class AX                         5,516             9.56          52,719        1.29               0.75             0.54
Invesco High Yield Fund Class A        39,254            12.90         506,553        5.16               0.75            -4.03
Invesco V.I. American Franchise
  Fund Series I                       120,607 26.56      38.42       3,896,972        0.00        1.25   1.40    -4.97   -4.83
Invesco V.I. American Value Fund
  Series I                            113,820            21.97       2,501,195        0.51               1.40           -13.87
Invesco V.I. Comstock Fund Series I   145,724            16.34       2,380,402        1.80               1.40           -13.39
Invesco V.I. Core Equity Fund
  Series I                             23,750            16.55         393,101        0.94               1.35           -10.62
Invesco V.I. Global Core Equity
  Fund Series I                        83,819             9.47         793,492        1.10               1.40           -16.50
Invesco V.I. Government Securities
  Fund Series I                        74,980 10.27      10.93         783,279        2.08        0.75   1.55    -1.00   -0.20
Invesco V.I. Growth and Income
  Fund Series I                       340,206 19.91      28.73       6,851,644        2.12        1.25   1.40   -14.59  -14.46
Invesco V.I. High Yield Fund
  Series I                             36,010 12.24      12.28         440,882        4.85        1.35   1.40    -4.70   -4.66
Invesco V.I. International Growth
  Fund Series I                         8,986            17.93         161,151        2.11               1.35           -16.12
Janus Henderson Enterprise
  Portfolio Service Shares              5,571            16.88          94,060        0.12               1.35            -2.00
Janus Henderson Global Research
  Portfolio Service Shares              3,507            10.34          36,270        1.05               1.35            -8.34
Janus Henderson Overseas Portfolio
  Service Shares                        3,477            12.26          42,620        1.94               1.35           -16.28
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1                2,163            22.51          48,670        0.46               1.35           -13.12
MFS VIT Growth Series Initial Class    23,117            24.75         572,074        0.10               1.35             1.28
MFS VIT II Core Equity Portfolio
  Initial Class                        10,848            12.38         134,279        0.73               1.35            -5.13
MFS VIT New Discovery Series
  Initial Class                         4,000            21.27          85,088        0.00               1.35            -2.80
MFS VIT Research Series Initial
  Class                                 2,116            17.36          36,735        0.79               1.35            -5.66
Morgan Stanley VIF Core Plus Fixed
  Income Portfolio Class I             74,641            10.13         756,126        2.46               1.40            -2.04
Morgan Stanley VIF Emerging
  Markets Equity Portfolio Class I     73,189            10.80         790,271        0.48               1.40           -18.62
Morgan Stanley VIF Global
  Strategist Portfolio Class I         42,994             8.18         351,847        1.08               1.40            -7.81
Morgan Stanley VIF Growth
  Portfolio Class I                   156,143 25.43      33.11       4,049,272        0.00        1.35   1.40     6.04    6.09
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I             15,854            34.83         552,235        2.85               1.40            -9.01
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I              3,647            15.86          57,832        0.00               1.35            -7.67
PIMCO Real Return Portfolio
  Administrative Class                  9,397            19.65         184,618        2.47               1.35            -3.53
PIMCO Short-Term Portfolio
  Administrative Class                  3,158            12.34          38,984        2.11               1.35             0.16
PIMCO Total Return Portfolio
  Administrative Class                 14,589            19.63         286,461        2.51               1.35            -1.88
Pioneer Fund VCT Portfolio Class I      6,673            21.56         143,894        1.19               1.35            -2.84
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                    10,326            21.60         222,998        0.00               1.35            -7.74
PVC Diversified International
  Account Class 1                     509,962  2.03       7.26       1,301,900        2.24               1.40           -18.69
PVC Equity Income Account Class 1     183,011  3.71      18.73       2,608,503        2.02               1.40            -6.34
PVC Government & High Quality Bond
  Account Class 1                     326,630  2.16       8.68         952,290        3.69               1.40            -0.50
PVC Income Account Class 1            528,182  2.91      11.14       1,829,566        4.40               1.40            -0.63
PVC LargeCap Growth Account Class 1 1,027,454  5.83      12.76       7,494,198        0.24               1.40            -8.60
PVC Principal Capital Appreciation
  Account Class 1                   1,044,390  3.70      23.92       8,151,314        1.19               1.40            -4.76
PVC SAM Balanced Portfolio Class 1  1,796,193  2.42      15.78      14,429,182        3.11               1.40            -6.37
PVC SAM Conservative Balanced
  Portfolio Class 1                   182,812  2.10      10.95         835,612        3.69               1.40            -4.84
PVC SAM Conservative Growth
  Portfolio Class 1                 1,944,087  2.40      16.76      13,733,373        2.87               1.40            -7.93
PVC SAM Flexible Income Portfolio
  Class 1                             234,590  2.08      12.37       1,890,232        4.12               1.40            -3.34
PVC SAM Strategic Growth Portfolio
  Class 1                             514,199  2.24      18.04       5,734,549        2.66               1.40            -9.88
PVC Short-Term Income Account
  Class 1                             287,957  1.77       7.87         568,235        2.15               1.40    -0.40   -0.39
PVC SmallCap Account Class 1          599,518  3.70      11.38       2,529,021        0.34               1.40           -12.14

--------------------------------------------------------------------------------
                                      27

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                         December 31, 2018                    For the Year Ended December 31, 2018
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
Putnam VT Equity Income Fund
  Class IB                      18,489            17.52        323,861         0.72               1.35            -9.72
Putnam VT International Value
  Fund Class IB                  4,059            12.43         50,456         2.19               1.35           -18.73
Royce Small-Cap Portfolio
  Investment Class               3,927            26.70        104,835         0.07               0.40            -8.71
VALIC Company I Blue Chip
  Growth Fund                    1,029            36.01         37,042         0.07               0.40             1.56
VALIC Company I Government
  Money Market I Fund          124,756  6.51       8.84      1,149,822         1.08        0.40   1.55    -0.25    0.91
VALIC Company I Health
  Sciences Fund                  1,656            59.10         97,868         0.00               0.40             0.56
VALIC Company I International
  Equities Index Fund           18,984  1.60      14.01        165,942         2.09        0.40   1.55   -15.08  -14.09
VALIC Company I Mid Cap Index
  Fund                          26,704 23.05      38.40        912,695         1.13        0.40   1.40   -12.67  -11.79
VALIC Company I Nasdaq-100
  Index Fund                     1,995 16.16      32.62         40,877         0.56        1.35   1.40    -2.02   -1.97
VALIC Company I Science &
  Technology Fund                2,341 12.41      30.79         41,211         0.00        1.35   1.40    -2.84   -2.79
VALIC Company I Small Cap
  Index Fund                     5,811 21.94      22.25        134,751         1.06        1.25   1.40   -12.47  -12.34
VALIC Company I Stock Index
  Fund                          48,734  9.15      23.85        947,006         2.11        0.40   1.55    -6.19   -5.10

                                         December 31, 2017                     For the Year Ended December 31 2017
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  10,247            31.80        325,809         1.64               1.35             7.29
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,605            28.85        161,691         1.03               1.35            13.83
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        10,744            24.73        265,739         0.00               1.35            23.01
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      12,462            18.09        225,384         2.11               1.35             3.10
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                14,058            15.86        222,914         1.17               1.35            13.79
Fidelity VIP Asset Manager
  Portfolio Initial Class       33,392             5.17        172,512         1.91               1.55            12.35
Fidelity VIP Asset Manager
  Portfolio Service Class 2      3,658            17.27         63,175         1.63               1.35            12.22
Fidelity VIP Contrafund
  Portfolio Service Class 2     20,444            26.74        546,647         0.80               1.35            19.96
Fidelity VIP Equity-Income
  Portfolio Service Class 2     17,538            20.71        363,144         1.49               1.35            11.14
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         85,251             9.80        835,666         0.66               1.40            -0.72
Fidelity VIP Growth Portfolio
  Service Class 2               23,981            16.54        396,747         0.08               1.35            33.01
Fidelity VIP Index 500
  Portfolio Initial Class        6,234             6.96         43,396         1.82               1.55            19.85
FTVIP Templeton Foreign VIP
  Fund Class 2                   7,194            16.72        120,302         2.55               1.35            15.13
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,499            21.51         32,256         0.53               1.35            28.91
Invesco Comstock Fund Class A   24,828            68.69      1,705,299         1.48               0.75            16.89
Invesco Government Money
  Market Fund Class AX           5,516             9.51         52,435         0.29               0.75            -0.46
Invesco High Yield Fund
  Class A                       39,254            13.45        527,819         4.85               0.75             5.53
Invesco V.I. American
  Franchise Fund Series I      130,085 27.95      40.37      4,415,148         0.09        1.25   1.40   25.58    25.76
Invesco V.I. American Value
  Fund Series I                127,477            25.51      3,252,404         0.74               1.40             8.44
Invesco V.I. Comstock Fund
  Series I                     155,340            18.86      2,929,833         2.04               1.40            16.22
Invesco V.I. Core Equity Fund
  Series I                      24,750            18.52        458,304         1.03               1.35            11.66
Invesco V.I. Global Core
  Equity Fund Series I          93,728            11.34      1,062,643         1.13               1.40            21.20
Invesco V.I. Government
  Securities Fund Series I      92,269 10.38      10.95        970,785         2.08        0.75   1.55    0.39     1.20
Invesco V.I. Growth and
  Income Fund Series I         382,895 23.32      33.59      9,022,209         1.47        1.25   1.40   12.73    12.90
Invesco V.I. High Yield Fund
  Series I                      41,695 12.84      12.88        535,766         4.01        1.35   1.40    4.83     4.88
Invesco V.I. International
  Growth Fund Series I           9,420            21.38        201,400         1.46               1.35            21.36
Janus Henderson Enterprise
  Portfolio Service Shares       5,723            17.23         98,602         0.17               1.35            25.39
Janus Henderson Global
  Research Portfolio Service
  Shares                         3,528            11.28         39,801         0.67               1.35            24.99
Janus Henderson Overseas
  Portfolio Service Shares       5,639            14.64         82,562         1.62               1.35            29.06
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                        2,881            25.90         74,616         0.32               1.35            13.69
MFS VIT Growth Series Initial
  Class                         24,988            24.43        610,523         0.11               1.35            29.65
MFS VIT II Core Equity
  Portfolio Initial Class       11,646            13.05        151,946         0.97               1.35            23.16
MFS VIT New Discovery Series
  Initial Class                  4,129            21.89         90,372         0.00               1.35            24.96
MFS VIT Research Series
  Initial Class                  1,917            18.41         35,293         1.24               1.35            21.72
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                       83,852            10.34        867,131         3.67               1.40             4.77
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                       70,797            13.27        939,367         0.68               1.40            33.19
Morgan Stanley VIF Global
  Strategist Portfolio Class I  53,658             8.88        476,321         1.12               1.40            14.50
Morgan Stanley VIF Growth
  Portfolio Class I            163,763 23.98      31.21      4,013,891         0.00        1.35   1.40   41.16    41.23
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I      17,312            38.28        662,698         1.68               1.40             1.68
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I       3,912            17.17         67,189         0.00               1.35            23.61
PIMCO Real Return Portfolio
  Administrative Class           9,834            20.37        200,279         2.33               1.35             2.27
PIMCO Short-Term Portfolio
  Administrative Class           3,254            12.32         40,102         1.39               1.35             1.03
PIMCO Total Return Portfolio
  Administrative Class          14,944            20.01        299,048         2.02               1.35             3.51
Pioneer Fund VCT Portfolio
  Class I                        6,869            22.19        152,435         1.19               1.35            20.09
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I         10,609            23.41        248,342         0.08               1.35            28.29
PVC Diversified International
  Account Class 1              552,994  2.50       8.93      1,733,485         1.89               1.40            27.27
PVC Equity Income Account
  Class 1                      204,516  3.96      20.00      3,109,910         2.21               1.40            19.40

--------------------------------------------------------------------------------
                                      28

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2017                      For the Year Ended December 31 2017
-                              --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
PVC Government & High Quality
  Bond Account Class 1           414,328  2.17       8.72       1,230,075        3.95               1.40    0.46     0.47
PVC Income Account Class 1       619,331  2.93      11.21       2,146,971        4.43               1.40             3.66
PVC LargeCap Growth Account
  Class 1                      1,140,230  6.38      13.96       9,092,663        0.38               1.40            33.02
PVC Principal Capital
  Appreciation Account Class 1 1,184,344  3.88      25.12       9,819,339        1.22               1.40            19.08
PVC SAM Balanced Portfolio
  Class 1                      2,093,858  2.58      16.85      17,516,390        2.13               1.40            13.61
PVC SAM Conservative Balanced
  Portfolio Class 1              187,355  2.21      11.51         930,417        2.90               1.40             9.91
PVC SAM Conservative Growth
  Portfolio Class 1            2,080,499  2.61      18.20      16,787,658        1.54               1.40            18.12
PVC SAM Flexible Income
  Portfolio Class 1              286,658  2.15      12.80       2,504,356        3.65               1.40             6.91
PVC SAM Strategic Growth
  Portfolio Class 1              631,500  2.48      20.02       8,363,267        1.39               1.40            20.53
PVC Short-Term Income Account
  Class 1                        324,486  1.78       7.90         639,291        1.91               1.40             0.97
PVC SmallCap Account Class 1     645,818  4.21      12.95       3,082,981        0.36               1.40            11.30
Putnam VT Equity Income Fund
  Class IB                        19,216            19.40         372,839        0.00               1.35            12.24
Putnam VT Growth and Income
  Fund IB                             --            17.28              --        4.30               1.35             4.62
Putnam VT International Value
  Fund Class IB                    4,403            15.30          67,338        1.48               1.35            23.03
Royce Small-Cap Portfolio
  Investment Class                86,783            29.24       2,537,844        0.93               0.40             4.96
VALIC Company I Blue Chip
  Growth Fund                      1,029            35.46          36,474        0.00               0.40            35.67
VALIC Company I Government
  Money Market I Fund            215,001  6.45       8.86       1,761,914        0.38        0.40   1.55   -1.16    -0.02
VALIC Company I Health
  Sciences Fund                    1,656            58.77          97,322        0.00               0.40            27.15
VALIC Company I International
  Equities Index Fund             19,313  1.89      16.31         198,658        2.71        0.40   1.55   22.44    23.86
VALIC Company I Mid Cap Index
  Fund                            26,514 26.39      43.53       1,069,113        1.13        0.40   1.40   14.30    15.45
VALIC Company I Nasdaq-100
  Index Fund                       2,435 16.49      33.29          48,966        0.73        1.35   1.40   30.46    30.52
VALIC Company I Science &
  Technology Fund                  2,618 12.77      31.69          45,953        0.00        1.35   1.40   39.32    39.39
VALIC Company I Small Cap
  Index Fund                       7,112 25.07      25.38         189,432        1.13        1.25   1.40   12.79    12.96
VALIC Company I Stock Index
  Fund                            78,471  9.76      25.13       1,737,057        1.49        0.40   1.55   19.55    20.93

                                         December 31, 2016                     For the Year Ended December 31 2016
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  11,063            29.63        327,834         1.72               1.35            18.87
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,648            25.34        143,118         1.01               1.35            13.92
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        13,544            20.11        272,324         0.00               1.35            15.51
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      13,600            17.54        238,586         1.82               1.35             0.16
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                15,311            13.93        213,347         1.30               1.35             8.90
Fidelity VIP Asset Manager
  Portfolio Initial Class       33,414             4.60        153,641         1.47               1.55             1.49
Fidelity VIP Asset Manager
  Portfolio Service Class 2      3,827            15.39         58,902         1.14               1.35             1.46
Fidelity VIP Contrafund
  Portfolio Service Class 2     20,268            22.29        451,768         0.55               1.35             6.29
Fidelity VIP Equity-Income
  Portfolio Service Class 2     18,479            18.63        344,260         1.90               1.35            16.13
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         97,937             9.87        966,989         0.17               1.40            -1.19
Fidelity VIP Growth Portfolio
  Service Class 2               23,216            12.44        288,755         0.00               1.35            -0.79
Fidelity VIP Index 500
  Portfolio Initial Class        6,240             5.81         36,243         1.25               1.55            10.14
FTVIP Templeton Foreign VIP
  Fund Class 2                   7,761            14.52        112,731         1.90               1.35             5.74
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,599            16.69         26,689         0.62               1.35             0.62
Invesco Comstock Fund Class A   25,966            58.76      1,525,764         2.07               0.75            16.95
Invesco Government Money
  Market Fund Class AX           5,516             9.55         52,676         0.05               0.75            -0.69
Invesco High Yield Fund
  Class A                       49,537            12.74        631,187         5.48               0.75            10.45
Invesco V.I. American
  Franchise Fund Series I      129,230 22.26      32.10      3,537,087         0.00        1.25   1.40    0.85     1.00
Invesco V.I. American Value
  Fund Series I                160,416            23.53      3,774,302         0.34               1.40            13.89
Invesco V.I. Comstock Fund
  Series I                     176,453            16.23      2,863,623         1.46               1.40            15.67
Invesco V.I. Core Equity Fund
  Series I                      26,413            16.58        438,033         0.75               1.35             8.79
Invesco V.I. Global Core
  Equity Fund Series I          99,481             9.35        930,600         1.04               1.40             5.33
Invesco V.I. Government
  Securities Fund Series I      98,412 10.34      10.82      1,043,239         1.95        0.75   1.55   -0.32     0.47
Invesco V.I. Growth and
  Income Fund Series I         456,498 20.68      29.75      9,522,823         1.08        1.25   1.40   18.04    18.21
Invesco V.I. High Yield Fund
  Series I                      44,075 12.25      12.28        540,199         4.19        1.35   1.40    9.67     9.73
Invesco V.I. International
  Growth Fund Series I          10,027            17.62        176,658         1.44               1.35            -1.78
Janus Henderson Enterprise
  Portfolio Service Shares       4,036            13.74         55,456         0.02               1.35            10.60
Janus Henderson Global
  Research Portfolio Service
  Shares                         4,042             9.03         36,479         0.93               1.35             0.46
Janus Henderson Overseas
  Portfolio Service Shares       5,962            11.35         67,645         4.15               1.35            -7.96
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                        2,830            22.79         64,483         0.54               1.35            18.61
MFS VIT Growth Series Initial
  Class                         26,861            18.85        506,222         0.04               1.35             1.07
MFS VIT II Core Equity
  Portfolio Initial Class       12,067            10.59        127,836         0.77               1.35             9.89
MFS VIT New Discovery Series
  Initial Class                  4,354            17.51         76,252         0.00               1.35             7.59
MFS VIT Research Series
  Initial Class                  2,383            15.12         36,039         0.76               1.35             7.28
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                      104,639             9.87      1,032,820         1.91               1.40             4.64
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                       76,354             9.96        760,617         0.51               1.40             5.26

--------------------------------------------------------------------------------
                                      29

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2016                      For the Year Ended December 31 2016
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Morgan Stanley VIF Global
  Strategist Portfolio Class I    65,385             7.75         506,918        0.00               1.40             4.11
Morgan Stanley VIF Growth
  Portfolio Class I              155,518 16.99      22.10       2,711,620        0.00        1.35   1.40   -3.00    -2.95
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        23,369            37.65         879,788        1.55               1.40             5.33
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         3,979            13.89          55,285        0.00               1.35             3.00
PIMCO Real Return Portfolio
  Administrative Class            12,775            19.92         254,415        2.30               1.35             3.79
PIMCO Short-Term Portfolio
  Administrative Class             6,436            12.20          78,501        1.56               1.35             1.00
PIMCO Total Return Portfolio
  Administrative Class            15,521            19.33         300,046        2.14               1.35             1.30
Pioneer Fund VCT Portfolio
  Class I                          7,052            18.48         130,332        1.28               1.35             8.35
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           15,450            18.25         281,915        0.00               1.35             2.35
PVC Diversified International
  Account Class 1                615,232  1.96       7.02       1,518,744        2.20               1.40            -1.03
PVC Equity Income Account
  Class 1                        216,597  3.32      16.75       2,759,312        2.49               1.40            14.11
PVC Government & High Quality
  Bond Account Class 1           461,884  2.16       8.68       1,364,876        3.14               1.40             0.39
PVC Income Account Class 1       671,959  2.82      10.82       2,233,994        4.54               1.40             4.25
PVC LargeCap Growth Account
  Class 1                      1,288,992  4.80      10.49       7,815,155        0.27               1.40            -6.45
PVC Principal Capital
  Appreciation Account Class 1 1,352,551  3.26      21.09       9,359,340        1.07               1.40             7.60
PVC SAM Balanced Portfolio
  Class 1                      2,709,707  2.27      14.83      18,306,797        1.92               1.40             5.34
PVC SAM Conservative Balanced
  Portfolio Class 1              274,100  2.01      10.47       1,071,731        2.43               1.40             4.90
PVC SAM Conservative Growth
  Portfolio Class 1            2,292,188  2.21      15.41      15,942,078        1.37               1.40             5.51
PVC SAM Flexible Income
  Portfolio Class 1              429,186  2.01      11.97       2,945,809        3.09               1.40             5.56
PVC SAM Strategic Growth
  Portfolio Class 1              678,529  2.06      16.61       7,638,360        1.43               1.40             4.68
PVC Short-Term Income Account
  Class 1                        366,179  1.76       7.82         715,345        2.07               1.40             0.72
PVC SmallCap Account Class 1     711,089  3.79      11.63       3,164,540        0.24               1.40            15.76
Putnam VT Growth and Income
  Fund IB                         19,595            16.52         323,720        1.58               1.35            13.48
Putnam VT International Value
  Fund Class IB                    4,405            12.43          54,767        2.30               1.35            -0.25
Royce Small-Cap Portfolio
  Investment Class                86,783            27.86       2,417,984        1.74               0.40            20.48
VALIC Company I Blue Chip
  Growth Fund                      1,029            26.14          26,885        0.00               0.40             0.45
VALIC Company I Dividend
  Value Fund                          --            22.55              --        4.07               0.40            16.22
VALIC Company I Government
  Money Market I Fund            226,855  6.45       8.96       1,876,934        0.01        0.40   1.55   -1.52    -0.39
VALIC Company I Health
  Sciences Fund                    1,656            46.22          76,540        0.00               0.40           -10.85
VALIC Company I International
  Equities Index Fund             21,631  1.54      13.17         186,774        3.09        0.40   1.55   -0.30     0.86
VALIC Company I Mid Cap Index
  Fund                            27,910 23.09      37.71       1,000,373        1.30        0.40   1.40   18.95    20.14
VALIC Company I Nasdaq-100
  Index Fund                       2,817 25.52      26.73          42,809        0.63        0.75   1.40    5.29     5.97
VALIC Company I Science &
  Technology Fund                  2,183  9.16      22.74          29,550        0.00        1.35   1.40    5.85     5.90
VALIC Company I Small Cap
  Index Fund                       6,590 22.23      22.46         156,985        1.22        1.25   1.40   19.50    19.68
VALIC Company I Stock Index
  Fund                            83,379  8.16      20.78       1,534,766        2.59        0.40   1.55    9.88    11.15

                                         December 31, 2015                     For the Year Ended December 31 2015
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  12,299            24.93        306,595         2.12               1.35            -5.17
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,703            22.24        126,843         0.59               1.35            -3.60
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        19,441            17.41        338,405         0.00               1.35            -3.59
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      15,356            17.51        268,952         2.08               1.35            -2.97
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                17,177            12.80        219,796         1.11               1.35            -4.49
Fidelity VIP Asset Manager
  Portfolio Initial Class       34,601             4.53        156,764         1.63               1.55            -1.40
Fidelity VIP Asset Manager
  Portfolio Service Class 2      4,869            15.17         73,852         1.25               1.35            -1.40
Fidelity VIP Contrafund
  Portfolio Service Class 2     25,873            20.97        542,570         0.77               1.35            -0.93
Fidelity VIP Equity-Income
  Portfolio Service Class 2     23,858            16.04        382,709         2.91               1.35            -5.52
Fidelity VIP Growth Portfolio
  Service Class 2               25,462            12.54        319,223         0.03               1.35             5.47
Fidelity VIP Index 500
  Portfolio Initial Class        8,521             5.27         44,943         2.03               1.55            -0.22
Fidelity VIP Overseas
  Portfolio Initial Class        2,481             3.33          8,256         1.42               1.55             2.03
FTVIP Templeton Foreign VIP
  Fund Class 2                   8,003            13.74        109,931         3.37               1.35            -7.75
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,621            16.59         26,879         0.22               1.35             2.01
Invesco Comstock Fund Class A   29,237            50.24      1,468,921         1.37               0.75            -6.64
Invesco Government Money
  Market Fund Class AX           5,516             9.62         53,043         0.06               0.75            -0.69
Invesco High Yield Fund
  Class A                       49,888            11.54        572,300         5.60               0.75            -3.81
Invesco V.I. American
  Franchise Fund Series I      176,910 22.07      31.78      3,947,291         0.00        1.25   1.40    3.55     3.70
Invesco V.I. American Value
  Fund Series I                186,351            20.66      3,849,690         0.32               1.40           -10.39
Invesco V.I. Comstock Fund
  Series I                     180,179            14.03      2,527,933         1.92               1.40            -7.29
Invesco V.I. Core Equity Fund
  Series I                      32,095            15.24        489,253         1.11               1.35            -7.03
Invesco V.I. Global Core
  Equity Fund Series I         100,588             8.88        893,297         1.37               1.40            -2.79
Invesco V.I. Government
  Securities Fund Series I     109,424 10.37      10.77      1,159,302         1.94        0.75   1.55   -1.20    -0.40
Invesco V.I. Growth and
  Income Fund Series I         489,380 17.52      25.17      8,645,679         2.98        1.25   1.40   -4.41    -4.27
Invesco V.I. High Yield Fund
  Series I                      56,395 11.17      11.20        630,132         5.66        1.35   1.40   -4.51    -4.46

--------------------------------------------------------------------------------
                                      30

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2015                      For the Year Ended December 31 2015
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. International
  Growth Fund Series I            12,023            17.94         215,649        1.47               1.35            -3.65
Janus Henderson Enterprise
  Portfolio Service Shares         6,118            12.42          76,009        0.54               1.35             2.38
Janus Henderson Global
  Research Portfolio Service
  Shares                           4,202             8.98          37,759        0.55               1.35            -3.84
Janus Henderson Overseas
  Portfolio Service Shares         6,622            12.33          81,618        0.54               1.35           -10.03
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                          3,528            19.21          67,765        0.14               1.35            -6.55
MFS VIT Growth Series Initial
  Class                           31,130            18.65         580,441        0.16               1.35             6.12
MFS VIT II Core Equity
  Portfolio Initial Class         12,852             9.64         123,904        1.17               1.35            -3.59
MFS VIT New Discovery Series
  Initial Class                    4,800            16.28          78,128        0.00               1.35            -3.20
MFS VIT Research Series
  Initial Class                    2,564            14.10          36,135        0.74               1.35            -0.55
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                        115,958             9.43       1,093,792        3.45               1.40            -2.03
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                         78,698             9.46         744,802        0.81               1.40           -11.93
Morgan Stanley VIF Global
  Strategist Portfolio Class I    72,301             7.45         538,396        1.64               1.40            -7.70
Morgan Stanley VIF Growth
  Portfolio Class I              160,781 17.51      22.77       2,892,644        0.00        1.35   1.40   10.68    10.73
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        24,741            35.74         884,255        1.30               1.40             0.75
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         4,608            13.49          60,387        0.00               1.35            -4.20
PIMCO Real Return Portfolio
  Administrative Class            14,074            19.19         270,034        4.13               1.35            -4.01
PIMCO Short-Term Portfolio
  Administrative Class             6,330            12.08          76,394        0.94               1.35            -0.24
PIMCO Total Return Portfolio
  Administrative Class            18,861            19.08         359,032        4.98               1.35            -0.88
Pioneer Fund VCT Portfolio
  Class I                          7,322            17.06         124,880        1.10               1.35            -1.40
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           16,347            17.83         291,428        0.00               1.35             0.27
Principal Money Market Account   491,385             5.66       1,239,318        0.00               1.40            -1.39
PVC Diversified International
  Account Class 1                726,353             7.09       1,816,118        2.60               1.40            -1.74
PVC Equity Income Account
  Class 1                        271,400            14.68       2,920,421        2.46               1.40            -5.26
PVC Government & High Quality
  Bond Account Class 1           669,790             8.65       1,838,054        3.20               1.40            -0.61
PVC Income Account Class 1       787,764             2.71       2,492,090        4.10               1.40            -2.09
PVC LargeCap Growth Account
  Class 1                      1,482,540             5.13       9,617,910        0.14               1.40             3.52
PVC Principal Capital
  Appreciation Account Class 1 1,561,211            19.60       9,963,650        0.36               1.40             0.76
PVC SAM Balanced Portfolio
  Class 1                      3,534,252             2.16      22,921,192        2.80               1.40            -2.19
PVC SAM Conservative Balanced
  Portfolio Class 1              287,920             1.91       1,127,480        3.05               1.40            -2.16
PVC SAM Conservative Growth
  Portfolio Class 1            2,561,649             2.10      17,614,652        2.20               1.40            -2.47
PVC SAM Flexible Income
  Portfolio Class 1              515,594             1.91       3,726,788        3.46               1.40            -2.68
PVC SAM Strategic Growth
  Portfolio Class 1              735,809             1.97       7,843,559        2.20               1.40            -2.99
PVC Short-Term Income Account
  Class 1                        426,201             1.75         820,142        2.54               1.40            -0.69
PVC SmallCap Account Class 1     812,336             3.27       3,141,074        0.14               1.40            -0.48
Putnam VT Growth and Income
  Fund IB                         20,340            14.56         296,115        1.88               1.35            -8.77
Putnam VT International Value
  Fund Class IB                    4,420            12.46          55,092        1.54               1.35            -3.31
Royce Small-Cap Portfolio
  Investment Class                90,902            23.13       2,102,272        0.77               0.40           -12.15
VALIC Company I Blue Chip
  Growth Fund                      5,548            26.02         144,348        0.00               0.40            10.59
VALIC Company I Dividend
  Value Fund                       4,852            19.40          94,125        1.99               0.40            -1.05
VALIC Company I Government
  Money Market I Fund            165,828  6.48       9.10       1,547,340        0.01        0.40   1.55   -1.53    -0.39
VALIC Company I Health
  Sciences Fund                    4,760            51.85         246,818        0.00               0.40            12.20
VALIC Company I International
  Equities Index Fund             27,125  1.55      13.06         257,798        3.99        0.40   1.55   -2.53    -1.40
VALIC Company I Mid Cap Index
  Fund                            34,733 19.41      31.39       1,058,488        1.06        0.40   1.40   -3.85    -2.89
VALIC Company I Nasdaq-100
  Index Fund                       2,824 24.24      25.22          40,124        0.73        0.75   1.40    7.67     8.37
VALIC Company I Science &
  Technology Fund                  2,687  8.65      21.49          31,557        0.00        1.35   1.40    6.38     6.43
VALIC Company I Small Cap
  Index Fund                       7,058 18.60      18.77         140,049        1.13        1.25   1.40   -5.81    -5.67
VALIC Company I Stock Index
  Fund                            89,587  7.43      18.69       1,527,698        1.69        0.40   1.55   -0.50     0.65

                                        December 31, 2014                     For the Year Ended December 31 2014
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                 13,927            26.29       366,129          1.53               1.35            11.56
Dreyfus IP MidCap Stock
  Portfolio Initial Shares      6,250            23.07       144,209          1.00               1.35            10.59
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                       20,434            18.05       368,932          0.00               1.35             0.23
Dreyfus VIF Quality Bond
  Portfolio Initial Shares     17,418            18.05       314,392          2.08               1.35             3.39
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares               19,939            13.40       267,141          1.07               1.35            11.93
Fidelity VIP Asset Manager
  Portfolio Initial Class      34,624             4.59       159,094          1.54               1.55             4.21
Fidelity VIP Asset Manager
  Portfolio Service Class 2     6,345            15.38        97,611          1.27               1.35             4.12
Fidelity VIP Contrafund
  Portfolio Service Class 2    29,834            21.17       631,508          0.74               1.35            10.16
Fidelity VIP Equity-Income
  Portfolio Service Class 2    27,285            16.98       463,274          2.62               1.35             7.02
Fidelity VIP Growth Portfolio
  Service Class 2              27,278            11.89       324,254          0.00               1.35             9.52
Fidelity VIP Index 500
  Portfolio Initial Class       8,531             5.29        45,089          1.60               1.55            11.82
Fidelity VIP Overseas
  Portfolio Initial Class       2,483             3.26         8,098          1.19               1.55            -9.49

--------------------------------------------------------------------------------
                                      31

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2014                      For the Year Ended December 31 2014
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
FTVIP Templeton Foreign VIP
  Fund Class 2                     8,146            14.89         121,292        1.75               1.35           -12.32
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                           3,730            16.26          60,644        0.38               1.35            12.12
Invesco Comstock Fund Class A     30,000            53.81       1,614,444        1.62               0.75             8.31
Invesco Government Money
  Market Fund Class AX             5,717             9.68          55,359        0.01               0.75            -0.69
Invesco High Yield Fund
  Class A                         57,523            11.99         686,532        5.53               0.75             0.37
Invesco V.I. American
  Franchise Fund Series I        198,993 21.31      30.65       4,327,247        0.04        1.25   1.40    6.93     7.09
Invesco V.I. American Value
  Fund Series I                  201,445            23.05       4,644,065        0.46               1.40             8.22
Invesco V.I. Comstock Fund
  Series I                       202,330            15.13       3,061,920        1.33               1.40             7.87
Invesco V.I. Core Equity Fund
  Series I                        36,451            16.40         597,697        0.86               1.35             6.70
Invesco V.I. Global Core
  Equity Fund Series I           108,846             9.14         994,410        1.98               1.40            -0.71
Invesco V.I. Government
  Securities Fund Series I       151,465 10.50      10.81       1,602,673        3.02        0.75   1.55    2.54     3.36
Invesco V.I. Growth and
  Income Fund Series I           548,357 18.33      26.29      10,126,789        1.75        1.25   1.40    8.75     8.91
Invesco V.I. High Yield Fund
  Series I                        60,678 11.70      11.72         709,967        4.71        1.35   1.40    0.31     0.36
Invesco V.I. International
  Growth Fund Series I            13,625            18.62         253,662        1.58               1.35            -1.01
Janus Henderson Enterprise
  Portfolio Service Shares         6,267            12.14          76,052        0.04               1.35            10.74
Janus Henderson Global
  Research Portfolio Service
  Shares                           4,356             9.34          40,705        0.96               1.35             5.74
Janus Henderson Overseas
  Portfolio Service Shares         6,693            13.70          91,687        3.15               1.35           -13.28
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                          3,494            20.56          71,823        0.14               1.35             8.13
MFS VIT Growth Series Initial
  Class                           33,722            17.57         592,526        0.11               1.35             7.48
MFS VIT New Discovery Series
  Initial Class                    4,986            16.82          83,845        0.00               1.35            -8.50
MFS VIT Research Series
  Initial Class                    2,699            14.17          38,256        1.12               1.35             8.72
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                        123,437             9.63       1,188,495        3.04               1.40             6.36
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                         86,715            10.75         931,889        0.39               1.40            -5.82
Morgan Stanley VIF Global
  Strategist Portfolio Class I    93,547             8.07         754,693        0.87               1.40             0.73
Morgan Stanley VIF Growth
  Portfolio Class I              177,285 15.82      20.56       2,876,449        0.00        1.35   1.40    4.88     4.93
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        26,637            35.48         944,935        1.45               1.40            27.92
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         4,899            13.50          66,132        0.00               1.35             6.14
PIMCO Real Return Portfolio
  Administrative Class            14,636            19.99         292,536        1.45               1.35             1.71
PIMCO Short-Term Portfolio
  Administrative Class             6,758            12.11          81,755        0.70               1.35            -0.64
PIMCO Total Return Portfolio
  Administrative Class            20,856            19.25         400,636        2.19               1.35             2.88
Pioneer Fund VCT Portfolio
  Class I                          8,199            17.30         141,836        1.21               1.35             9.54
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           16,954            17.78         301,456        0.00               1.35             7.96
Principal Money Market Account   595,675             5.74       1,494,008        0.00               1.40            -1.39
PVC Diversified International
  Account Class 1                784,618             2.02       1,954,432        2.30               1.40            -4.56
PVC Equity Income Account
  Class 1                        281,487            15.49       3,105,810        2.49               1.40            11.23
PVC Government & High Quality
  Bond Account Class 1           749,268             2.16       2,147,505        3.76               1.40             3.62
PVC Income Account Class 1       902,114             2.77       2,998,607        4.40               1.40             4.08
PVC LargeCap Growth Account
  Class 1                      1,632,004             4.95      10,295,644        0.55               1.40             9.57
PVC Principal Capital
  Appreciation Account Class 1   343,520            19.46       4,566,164        3.08               1.40            10.89
PVC SAM Balanced Portfolio
  Class 1                      3,914,691             2.21      27,579,909        2.67               1.40             5.33
PVC SAM Conservative Balanced
  Portfolio Class 1              300,923             1.96       1,285,117        3.00               1.40             4.74
PVC SAM Conservative Growth
  Portfolio Class 1            3,012,871             2.15      20,981,145        1.80               1.40             5.94
PVC SAM Flexible Income
  Portfolio Class 1              548,990             1.96       4,204,984        3.48               1.40             4.56
PVC SAM Strategic Growth
  Portfolio Class 1              843,634             2.03       9,785,964        1.54               1.40             7.17
PVC Short-Term Income Account
  Class 1                        475,673             1.76         936,794        1.69               1.40             0.31
Putnam VT Growth and Income
  Fund IB                         21,452            15.96         342,318        1.31               1.35             9.25
Putnam VT International Value
  Fund Class IB                    5,836            12.89          75,231        1.36               1.35           -10.70
Royce Small-Cap Portfolio
  Investment Class                90,902            26.33       2,393,135        0.13               0.40             2.83
VALIC Company I Blue Chip
  Growth Fund                      5,565            23.53         130,930        0.16               0.40             8.71
VALIC Company I Dividend
  Value Fund                       4,831            19.61          94,725        1.88               0.40             8.78
VALIC Company I Government
  Money Market I Fund            185,310  6.50       9.24       1,745,933        0.01        0.40   1.55   -1.53    -0.39
VALIC Company I Health
  Sciences Fund                    4,768            46.21         220,346        0.00               0.40            31.05
VALIC Company I International
  Equities Index Fund             31,002  1.59      13.24         306,874        2.56        0.40   1.55   -6.90    -5.82
VALIC Company I Mid Cap Index
  Fund                            37,045 20.19      32.32       1,159,940        1.09        0.40   1.40    7.89     8.97
VALIC Company I Nasdaq-100
  Index Fund                       2,445 22.51      23.27          27,995        0.89        0.75   1.40   17.04    17.80
VALIC Company I Science &
  Technology Fund                  2,688  8.13      20.20          29,673        0.14        1.35   1.40   12.84    12.89
VALIC Company I Small Cap
  Index Fund                       8,168 19.75      19.90         171,149        1.21        1.25   1.40    3.30     3.46
VALIC Company I Stock Index
  Fund                           101,554  7.46      18.57       1,737,501        1.58        0.40   1.55   11.54    12.83

--------
(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as

--------------------------------------------------------------------------------
                                      32

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------
                                      33

American General
Life Companies

                                                          AG Separate Account A
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of AG Separate Account A.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of AG Separate Account A indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the AG Separate Account A as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

FTVIP Franklin Small-Mid Cap Growth    FTVIP Templeton Foreign VIP Fund
  VIP Fund Class 2                       Class 2
FTVIP Templeton Developing Markets     Invesco V.I. Core Plus Bond Fund
  VIP Fund Class 2                       Series I
Invesco V.I. American Franchise Fund   Invesco V.I. International Growth
  Series I                               Fund Series I
Invesco V.I. Core Equity Fund Series I Janus Henderson Research Portfolio
                                         Service Shares
Janus Henderson Overseas Portfolio     JPMorgan Insurance Trust U.S. Equity
  Service Shares                         Portfolio Class 1
JPMorgan Insurance Trust Core Bond     JPMorgan Insurance Trust Intrepid Mid
  Portfolio Class 1                      Cap Portfolio Class 1 (1) (2)
JPMorgan Insurance Trust Mid Cap       Oppenheimer Main Street Fund/VA Non
  Value Portfolio Class 1                Service Shares
MFS VIT II Core Equity Portfolio       Oppenheimer Main Street Small Cap
  Initial Class                          Fund/VA Non Service Shares
Oppenheimer Capital Appreciation       VALIC Company I International
  Fund/VA Non Service Shares             Equities Index Fund
Oppenheimer Global Strategic Income    VALIC Company I Science & Technology
  Fund/VA Non-Service Shares             Fund
Putnam VT Global Equity Fund Class IB  VALIC Company I Stock Index Fund
VALIC Company I Government Money       VALIC Company II Strategic Bond Fund
  Market I Fund
VALIC Company I Government Securities
  Fund
VALIC Company I Growth & Income Fund
VALIC Company II High Yield Bond Fund
VALIC Company II Mid Cap Value Fund

(1) The JPMorgan Insurance Trust Intrepid Mid Cap Portfolio Class I was liquidated on May 19, 2017.
(2) Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the AG Separate Account A based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the AG Separate Account A in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

 LOGO

Houston, Texas
April 22nd, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                    Due from
                                                                      (to)                                      Net Assets
                                                                    Company's            Contract   Contract   Attributable
                                                        Investments  General             Owners -   Owners -   to Contract
                                                          at Fair   Account,             Annuity  Accumulation    Owner
Sub-accounts                                               Value       Net    Net Assets Reserves   Reserves     Reserves
------------                                            ----------- --------- ---------- -------- ------------ ------------
FTVIP Franklin Small-Mid Cap Growth VIP Fund
  Class 2                                               $  534,857     $--    $  534,857   $--     $  534,857   $  534,857
FTVIP Templeton Developing Markets VIP Fund Class 2        430,878      --       430,878    --        430,878      430,878
FTVIP Templeton Foreign VIP Fund Class 2                   235,791      --       235,791    --        235,791      235,791
Invesco V.I. American Franchise Fund Series I            5,669,959      --     5,669,959    --      5,669,959    5,669,959
Invesco V.I. Core Equity Fund Series I                   1,692,514      --     1,692,514    --      1,692,514    1,692,514
Invesco V.I. Core Plus Bond Fund Series I                  235,669      --       235,669    --        235,669      235,669
Invesco V.I. International Growth Fund Series I            893,861      --       893,861    --        893,861      893,861
Janus Henderson Overseas Portfolio Service Shares          378,738      --       378,738    --        378,738      378,738
Janus Henderson Research Portfolio Service Shares          186,278      --       186,278    --        186,278      186,278
JPMorgan Insurance Trust Core Bond Portfolio Class 1     3,957,251      --     3,957,251    --      3,957,251    3,957,251
JPMorgan Insurance Trust Mid Cap Value Portfolio
  Class 1                                                1,606,515      --     1,606,515    --      1,606,515    1,606,515
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1   1,939,395      --     1,939,395    --      1,939,395    1,939,395
MFS VIT II Core Equity Portfolio Initial Class           1,220,225      --     1,220,225    --      1,220,225    1,220,225
Oppenheimer Capital Appreciation Fund/VA Non Service
  Shares                                                 1,809,462      --     1,809,462    --      1,809,462    1,809,462
Oppenheimer Global Strategic Income Fund/VA Non-
  Service Shares                                           248,486      --       248,486    --        248,486      248,486
Oppenheimer Main Street Fund/VA Non Service Shares       3,294,660      --     3,294,660    --      3,294,660    3,294,660
Oppenheimer Main Street Small Cap Fund/VA Non
  Service Shares                                           795,070      --       795,070    --        795,070      795,070
Putnam VT Global Equity Fund Class IB                       95,775      --        95,775    --         95,775       95,775
VALIC Company I Government Money Market I Fund           3,792,500      --     3,792,500    --      3,792,500    3,792,500
VALIC Company I Government Securities Fund                 853,315      --       853,315    --        853,315      853,315
VALIC Company I Growth & Income Fund                     2,660,782      --     2,660,782    --      2,660,782    2,660,782
VALIC Company I International Equities Index Fund          509,731      --       509,731    --        509,731      509,731
VALIC Company I Science & Technology Fund                   82,114      --        82,114    --         82,114       82,114
VALIC Company I Stock Index Fund                         4,334,897      --     4,334,897    --      4,334,897    4,334,897
VALIC Company II High Yield Bond Fund                       65,493      --        65,493    --         65,493       65,493
VALIC Company II Mid Cap Value Fund                      1,991,793      --     1,991,793    --      1,991,793    1,991,793
VALIC Company II Strategic Bond Fund                       223,954      --       223,954    --        223,954      223,954

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY


SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                          Net Asset
                                                                          Value per Shares at Fair Cost of Shares
Sub-accounts                                                     Shares     Share       Value           Held      Level*
------------                                                    --------- --------- -------------- -------------- ------
FTVIP Franklin Small-Mid Cap Growth VIP Fund Class 2               35,142  $15.22     $  534,857     $  681,167     1
FTVIP Templeton Developing Markets VIP Fund Class 2                50,454    8.54        430,878        426,751     1
FTVIP Templeton Foreign VIP Fund Class 2                           18,508   12.74        235,791        249,593     1
Invesco V.I. American Franchise Fund Series I                      99,212   57.15      5,669,959      3,936,358     1
Invesco V.I. Core Equity Fund Series I                             54,703   30.94      1,692,514      1,635,003     1
Invesco V.I. Core Plus Bond Fund Series I                          39,278    6.00        235,669        244,315     1
Invesco V.I. International Growth Fund Series I                    27,103   32.98        893,861        807,851     1
Janus Henderson Overseas Portfolio Service Shares                  14,771   25.64        378,738        569,545     1
Janus Henderson Research Portfolio Service Shares                   5,667   32.87        186,278        153,952     1
JPMorgan Insurance Trust Core Bond Portfolio Class 1              371,224   10.66      3,957,251      4,076,271     1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1          158,122   10.16      1,606,515      1,757,528     1
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1             72,827   26.63      1,939,395      1,583,837     1
MFS VIT II Core Equity Portfolio Initial Class                     56,283   21.68      1,220,225      1,316,954     1
Oppenheimer Capital Appreciation Fund/VA Non Service Shares        37,309   48.50      1,809,462      1,744,064     1
Oppenheimer Global Strategic Income Fund/VA Non-Service Shares     53,323    4.66        248,486        279,606     1
Oppenheimer Main Street Fund/VA Non Service Shares                122,889   26.81      3,294,660      2,943,559     1
Oppenheimer Main Street Small Cap Fund/VA Non Service Shares       39,051   20.36        795,070        852,616     1
Putnam VT Global Equity Fund Class IB                               5,671   16.89         95,775         85,465     1
VALIC Company I Government Money Market I Fund                  3,792,500    1.00      3,792,500      3,792,500     1
VALIC Company I Government Securities Fund                         82,050   10.40        853,315        878,774     1
VALIC Company I Growth & Income Fund                              127,922   20.80      2,660,782      1,636,785     1
VALIC Company I International Equities Index Fund                  78,662    6.48        509,731        448,484     1
VALIC Company I Science & Technology Fund                           3,037   27.04         82,114         69,526     1
VALIC Company I Stock Index Fund                                  117,445   36.91      4,334,897      3,217,319     1
VALIC Company II High Yield Bond Fund                               9,084    7.21         65,493         67,784     1
VALIC Company II Mid Cap Value Fund                               109,801   18.14      1,991,793      2,106,946     1
VALIC Company II Strategic Bond Fund                               20,970   10.68        223,954        233,923     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                 FTVIP
                                Franklin     FTVIP
                               Small-Mid   Templeton      FTVIP     Invesco V.I.
                               Cap Growth  Developing   Templeton     American    Invesco V.I.
                                VIP Fund  Markets VIP  Foreign VIP    Franchise    Core Equity
                                Class 2   Fund Class 2 Fund Class 2 Fund Series I Fund Series I
                               ---------- ------------ ------------ ------------- -------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $     --   $   4,253     $  8,058    $        --   $   17,530
   Mortality and expense risk
     and administrative
     charges                      (7,003)     (6,429)      (4,286)       (95,331)     (23,516)
                                --------   ---------     --------    -----------   ----------
   Net investment income
     (loss)                       (7,003)     (2,176)       3,772        (95,331)      (5,986)
   Net realized gain (loss)       (5,512)      4,752       16,283        544,181       67,313
   Capital gain distribution
     from mutual funds            61,117          --           --        426,661      125,553
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 (84,659)    (90,920)     (70,103)    (1,128,759)    (385,166)
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets from operations         (36,057)    (88,344)     (50,048)      (253,248)    (198,286)
                                --------   ---------     --------    -----------   ----------
From contract transactions:
   Payments received from
     contract owners               5,200          --           50         12,267          165
   Payments for contract
     benefits or terminations    (22,631)    (28,727)     (40,346)      (647,432)    (286,645)
   Transfers between
     sub-accounts (including
     fixed account), net          (5,351)     (2,550)        (446)       (60,162)      (5,151)
   Contract maintenance
     charges                          --        (106)        (104)        (2,361)          --
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets from contract
  transactions                   (22,782)    (31,383)     (40,846)      (697,688)    (291,631)
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets                         (58,839)   (119,727)     (90,894)      (950,936)    (489,917)
Net assets at beginning of
  period                         593,696     550,605      326,685      6,620,895    2,182,431
                                --------   ---------     --------    -----------   ----------
Net assets at end of period     $534,857   $ 430,878     $235,791    $ 5,669,959   $1,692,514
                                ========   =========     ========    ===========   ==========
Beginning units                   24,782      18,640       17,763        169,353      114,727
Units issued                         208          55           39            453           53
Units redeemed                    (1,121)     (1,196)      (2,394)       (16,560)     (15,432)
                                --------   ---------     --------    -----------   ----------
Ending units                      23,869      17,499       15,408        153,246       99,348
                                ========   =========     ========    ===========   ==========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $     --   $   5,057     $  8,372    $     5,267   $   21,674
   Mortality and expense risk
     and administrative
     charges                      (6,517)     (6,476)      (4,591)       (89,721)     (24,642)
                                --------   ---------     --------    -----------   ----------
   Net investment income
     (loss)                       (6,517)     (1,419)       3,781        (84,454)      (2,968)
   Net realized gain (loss)          (25)       (705)         371        546,045       80,402
   Capital gain distribution
     from mutual funds            56,348          --           --        513,665      108,567
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  51,006     163,562       40,801        477,971       54,380
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets from operations         100,812     161,438       44,953      1,453,227      240,381
                                --------   ---------     --------    -----------   ----------
From contract transactions:
   Payments received from
     contract owners               5,075         275           --          3,155          523
   Payments for contract
     benefits or terminations    (17,330)    (11,132)          --       (101,241)    (246,705)
   Transfers between
     sub-accounts (including
     fixed account), net           4,537     (35,337)     (23,284)      (573,550)      63,466
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets from contract
  transactions                    (7,718)    (46,194)     (23,284)      (671,636)    (182,716)
                                --------   ---------     --------    -----------   ----------
Increase (decrease) in net
  assets                          93,094     115,244       21,669        781,591       57,665
Net assets at beginning of
  period                         500,602     435,361      305,016      5,839,304    2,124,766
                                --------   ---------     --------    -----------   ----------
Net assets at end of period     $593,696   $ 550,605     $326,685    $ 6,620,895   $2,182,431
                                ========   =========     ========    ===========   ==========
Beginning units                   25,077      20,483       19,068        189,833      124,962
Units issued                       2,454         587            5          6,291        3,462
Units redeemed                    (2,749)     (2,430)      (1,310)       (26,771)     (13,697)
                                --------   ---------     --------    -----------   ----------
Ending units                      24,782      18,640       17,763        169,353      114,727
                                ========   =========     ========    ===========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                            Janus      Janus
                                                          Henderson  Henderson    JPMorgan
                               Invesco V.I. Invesco V.I.  Overseas   Research    Insurance
                                Core Plus   International Portfolio  Portfolio   Trust Core
                                Bond Fund    Growth Fund   Service    Service  Bond Portfolio
                                 Series I     Series I     Shares     Shares      Class 1
                               ------------ ------------- ---------  --------- --------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                     $  9,301    $   21,242   $   7,884  $    751    $  104,213
   Mortality and expense risk
     and administrative
     charges                       (3,685)      (12,243)     (6,829)   (2,964)      (48,495)
                                 --------    ----------   ---------  --------    ----------
   Net investment income
     (loss)                         5,616         8,999       1,055    (2,213)       55,718
   Net realized gain (loss)         2,972        49,769     (39,016)    6,051        11,617
   Capital gain distribution
     from mutual funds                 --         7,194          --    10,222         7,101
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (18,494)     (240,468)    (40,265)  (21,793)     (130,162)
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets from operations           (9,906)     (174,506)    (78,226)   (7,733)      (55,726)
                                 --------    ----------   ---------  --------    ----------
From contract transactions:
   Payments received from
     contract owners                   --         2,080         243     4,989            --
   Payments for contract
     benefits or terminations     (61,904)      (77,763)    (42,481)  (14,010)     (469,271)
   Transfers between
     sub-accounts (including
     fixed account), net              827        (4,609)     (5,419)   (1,100)      (27,495)
   Contract maintenance
     charges                         (149)           --        (222)     (316)           --
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets from contract
  transactions                    (61,226)      (80,292)    (47,879)  (10,437)     (496,766)
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets                          (71,132)     (254,798)   (126,105)  (18,170)     (552,492)
Net assets at beginning of
  period                          306,801     1,148,659     504,843   204,448     4,509,743
                                 --------    ----------   ---------  --------    ----------
Net assets at end of period      $235,669    $  893,861   $ 378,738  $186,278    $3,957,251
                                 ========    ==========   =========  ========    ==========
Beginning units                    20,667        52,680      33,401    14,070       222,399
Units issued                           65            91          79       322           835
Units redeemed                     (4,234)       (3,992)     (3,526)   (1,008)      (25,895)
                                 --------    ----------   ---------  --------    ----------
Ending units                       16,498        48,779      29,954    13,384       197,339
                                 ========    ==========   =========  ========    ==========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                     $ 10,498    $   16,250   $   7,429  $    461    $  122,306
   Mortality and expense risk
     and administrative
     charges                       (4,463)      (12,692)     (6,599)   (2,626)      (54,530)
                                 --------    ----------   ---------  --------    ----------
   Net investment income
     (loss)                         6,035         3,558         830    (2,165)       67,776
   Net realized gain (loss)         1,622        30,949     (15,450)    1,945        35,982
   Capital gain distribution
     from mutual funds                 --            --          --     1,807            --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    7,000       176,708     130,579    40,349        10,471
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets from operations           14,657       211,215     115,959    41,936       114,229
                                 --------    ----------   ---------  --------    ----------
From contract transactions:
   Payments received from
     contract owners                   --         2,195          --        --            --
   Payments for contract
     benefits or terminations          --      (102,618)         --        --      (534,079)
   Transfers between
     sub-accounts (including
     fixed account), net          (16,522)       35,200      (9,335)   (3,512)      (66,177)
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets from contract
  transactions                    (16,522)      (65,223)     (9,335)   (3,512)     (600,256)
                                 --------    ----------   ---------  --------    ----------
Increase (decrease) in net
  assets                           (1,865)      145,992     106,624    38,424      (486,027)
Net assets at beginning of
  period                          308,666     1,002,667     398,219   166,024     4,995,770
                                 --------    ----------   ---------  --------    ----------
Net assets at end of period      $306,801    $1,148,659   $ 504,843  $204,448    $4,509,743
                                 ========    ==========   =========  ========    ==========
Beginning units                    21,796        55,914      33,980    14,371       252,242
Units issued                          160         8,129       1,866       386         1,211
Units redeemed                     (1,289)      (11,363)     (2,445)     (687)      (31,054)
                                 --------    ----------   ---------  --------    ----------
Ending units                       20,667        52,680      33,401    14,070       222,399
                                 ========    ==========   =========  ========    ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                      Oppenheimer
                                  JPMorgan      JPMorgan     JPMorgan                   Capital
                                 Insurance      Insurance   Insurance                 Appreciation
                               Trust Intrepid Trust Mid Cap Trust U.S.   MFS VIT II      Fund/
                                  Mid Cap         Value       Equity     Core Equity     VA Non
                                 Portfolio      Portfolio   Portfolio     Portfolio     Service
                                  Class 1        Class 1     Class 1    Initial Class    Shares
                               -------------- ------------- ----------  ------------- ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                     $      --     $   18,773   $   18,819   $    9,259    $    6,902
   Mortality and expense risk
     and administrative
     charges                            --        (22,781)     (26,816)     (19,715)      (30,885)
                                 ---------     ----------   ----------   ----------    ----------
   Net investment income
     (loss)                             --         (4,008)      (7,997)     (10,456)      (23,983)
   Net realized gain (loss)             --          6,950      207,562        5,391        73,150
   Capital gain distribution
     from mutual funds                  --         31,380      267,362      142,812       162,323
   Change in unrealized
     appreciation
     (depreciation) of
     investments                        --       (275,668)    (612,736)    (202,446)     (339,989)
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets from operations                --       (241,346)    (145,809)     (64,699)     (128,499)
                                 ---------     ----------   ----------   ----------    ----------
From contract transactions:
   Payments received from
     contract owners                    --            170          165       11,761           314
   Payments for contract
     benefits or terminations           --       (275,756)    (337,694)     (37,009)     (212,433)
   Transfers between
     sub-accounts (including
     fixed account), net                --        (55,617)     (34,408)     (53,331)      (29,242)
   Contract maintenance
     charges                            --             --           --         (305)         (994)
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets from contract
  transactions                          --       (331,203)    (371,937)     (78,884)     (242,355)
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets                                --       (572,549)    (517,746)    (143,583)     (370,854)
Net assets at beginning of
  period                                --      2,179,064    2,457,141    1,363,808     2,180,316
                                 ---------     ----------   ----------   ----------    ----------
Net assets at end of period      $      --     $1,606,515   $1,939,395   $1,220,225    $1,809,462
                                 =========     ==========   ==========   ==========    ==========
Beginning units                         --         48,710      103,086      104,479        88,360
Units issued                            --             21           53        1,035           171
Units redeemed                          --         (7,521)     (15,415)      (6,901)       (9,621)
                                 ---------     ----------   ----------   ----------    ----------
Ending units                            --         41,210       87,724       98,613        78,910
                                 =========     ==========   ==========   ==========    ==========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                     $      --     $   16,709   $   20,776   $   11,898    $    5,253
   Mortality and expense risk
     and administrative
     charges                        (2,340)       (23,986)     (27,010)     (17,690)      (30,912)
                                 ---------     ----------   ----------   ----------    ----------
   Net investment income
     (loss)                         (2,340)        (7,277)      (6,234)      (5,792)      (25,659)
   Net realized gain (loss)         32,494         (3,349)     193,239          672        90,897
   Capital gain distribution
     from mutual funds                  --         93,185       23,350       73,307       199,981
   Change in unrealized
     appreciation
     (depreciation) of
     investments                     1,306        163,291      235,290      192,328       211,885
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets from operations            31,460        245,850      445,645      260,515       477,104
                                 ---------     ----------   ----------   ----------    ----------
From contract transactions:
   Payments received from
     contract owners                   165            555          523           --            --
   Payments for contract
     benefits or terminations      (56,275)      (280,726)    (360,962)          --            --
   Transfers between
     sub-accounts (including
     fixed account), net          (650,631)       185,695      112,935      (33,920)     (266,812)
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets from contract
  transactions                    (706,741)       (94,476)    (247,504)     (33,920)     (266,812)
                                 ---------     ----------   ----------   ----------    ----------
Increase (decrease) in net
  assets                          (675,281)       151,374      198,141      226,595       210,292
Net assets at beginning of
  period                           675,281      2,027,690    2,259,000    1,137,213     1,970,024
                                 ---------     ----------   ----------   ----------    ----------
Net assets at end of period      $      --     $2,179,064   $2,457,141   $1,363,808    $2,180,316
                                 =========     ==========   ==========   ==========    ==========
Beginning units                     20,516         50,974      114,607      107,228        99,936
Units issued                         1,693          4,432        5,651        3,350         1,478
Units redeemed                     (22,209)        (6,696)     (17,172)      (6,099)      (13,054)
                                 ---------     ----------   ----------   ----------    ----------
Ending units                            --         48,710      103,086      104,479        88,360
                                 =========     ==========   ==========   ==========    ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                               Oppenheimer
                                  Global                Oppenheimer
                                Strategic   Oppenheimer Main Street                  VALIC
                                  Income    Main Street  Small Cap                 Company I
                               Fund/VA Non- Fund/VA Non Fund/VA Non   Putnam VT    Government
                                 Service      Service     Service   Global Equity Money Market
                                  Shares      Shares      Shares    Fund Class IB    I Fund
                               ------------ ----------- ----------- ------------- ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                     $ 13,419   $   43,816  $    2,886    $    363     $   52,220
   Mortality and expense risk
     and administrative
     charges                       (3,403)     (54,129)    (13,960)     (1,475)       (50,170)
                                 --------   ----------  ----------    --------     ----------
   Net investment income
     (loss)                        10,016      (10,313)    (11,074)     (1,112)         2,050
   Net realized gain (loss)        (9,478)     103,812      45,528       5,506             --
   Capital gain distribution
     from mutual funds                 --      329,572     118,874          --             --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (15,908)    (754,932)   (256,389)    (20,386)            --
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets from operations          (15,370)    (331,861)   (103,061)    (15,992)         2,050
                                 --------   ----------  ----------    --------     ----------
From contract transactions:
   Payments received from
     contract owners                   --       22,325       2,004          --          5,138
   Payments for contract
     benefits or terminations     (80,381)    (207,513)    (89,656)    (17,107)      (580,359)
   Transfers between
     sub-accounts (including
     fixed account), net              269      (19,954)       (755)      9,705         53,703
   Contract maintenance
     charges                          (82)      (1,475)       (357)        (40)          (725)
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets from contract
  transactions                    (80,194)    (206,617)    (88,764)     (7,442)      (522,243)
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets                          (95,564)    (538,478)   (191,825)    (23,434)      (520,193)
Net assets at beginning of
  period                          344,050    3,833,138     986,895     119,209      4,312,693
                                 --------   ----------  ----------    --------     ----------
Net assets at end of period      $248,486   $3,294,660  $  795,070    $ 95,775     $3,792,500
                                 ========   ==========  ==========    ========     ==========
Beginning units                    31,736      160,573      22,631       7,627        387,980
Units issued                           29        1,098         134         802          9,905
Units redeemed                     (7,518)      (9,710)     (2,091)     (1,371)       (56,033)
                                 --------   ----------  ----------    --------     ----------
Ending units                       24,247      151,961      20,674       7,058        341,852
                                 ========   ==========  ==========    ========     ==========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                     $  8,111   $   47,891  $    9,221    $  1,805     $   15,861
   Mortality and expense risk
     and administrative
     charges                       (4,425)     (54,091)    (14,904)     (1,609)       (55,651)
                                 --------   ----------  ----------    --------     ----------
   Net investment income
     (loss)                         3,686       (6,200)     (5,683)        196        (39,790)
   Net realized gain (loss)        (4,761)     160,855      68,489       8,032             --
   Capital gain distribution
     from mutual funds                 --       64,253      56,603          --             --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   18,312      320,051       6,087      22,490             --
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets from operations           17,237      538,959     125,496      30,718        (39,790)
                                 --------   ----------  ----------    --------     ----------
From contract transactions:
   Payments received from
     contract owners                   --           --          --         275            110
   Payments for contract
     benefits or terminations     (34,308)          --          --      (2,087)      (328,876)
   Transfers between
     sub-accounts (including
     fixed account), net            1,254     (295,436)   (158,733)    (38,510)        78,872
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets from contract
  transactions                    (33,054)    (295,436)   (158,733)    (40,322)      (249,894)
                                 --------   ----------  ----------    --------     ----------
Increase (decrease) in net
  assets                          (15,817)     243,523     (33,237)     (9,604)      (289,684)
Net assets at beginning of
  period                          359,867    3,589,615   1,020,132     128,813      4,602,377
                                 --------   ----------  ----------    --------     ----------
Net assets at end of period      $344,050   $3,833,138  $  986,895    $119,209     $4,312,693
                                 ========   ==========  ==========    ========     ==========
Beginning units                    34,832      173,790      26,557      10,501        409,885
Units issued                          870        2,116         294         425         38,396
Units redeemed                     (3,966)     (15,333)     (4,220)     (3,299)       (60,301)
                                 --------   ----------  ----------    --------     ----------
Ending units                       31,736      160,573      22,631       7,627        387,980
                                 ========   ==========  ==========    ========     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                 VALIC                     VALIC        VALIC
                               Company I      VALIC      Company I    Company I     VALIC
                               Government   Company I  International  Science &   Company I
                               Securities   Growth &   Equities Index Technology Stock Index
                                  Fund     Income Fund      Fund         Fund       Fund
                               ----------  ----------- -------------- ---------- -----------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $   24,134  $   28,873    $  12,459     $     --  $   80,556
   Mortality and expense risk
     and administrative
     charges                      (12,825)    (45,139)      (8,855)      (1,612)    (71,128)
                               ----------  ----------    ---------     --------  ----------
   Net investment income
     (loss)                        11,309     (16,266)       3,604       (1,612)      9,428
   Net realized gain (loss)        (7,144)    132,712       33,778       33,166     404,084
   Capital gain distribution
     from mutual funds                 --     108,687           --       11,297     176,341
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (15,576)   (428,305)    (129,993)     (39,443)   (864,866)
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets from operations          (11,411)   (203,172)     (92,611)       3,408    (275,013)
                               ----------  ----------    ---------     --------  ----------
From contract transactions:
   Payments received from
     contract owners                3,353       9,775           --           --      19,522
   Payments for contract
     benefits or terminations    (233,683)   (331,664)     (79,333)     (32,278)   (487,891)
   Transfers between
     sub-accounts (including
     fixed account), net            1,562     (52,420)      (4,056)     (22,545)    (70,724)
   Contract maintenance
     charges                         (451)       (882)        (169)         (49)     (1,450)
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets from contract
  transactions                   (229,219)   (375,191)     (83,558)     (54,872)   (540,543)
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets                         (240,630)   (578,363)    (176,169)     (51,464)   (815,556)
Net assets at beginning of
  period                        1,093,945   3,239,145      685,900      133,578   5,150,453
                               ----------  ----------    ---------     --------  ----------
Net assets at end of period    $  853,315  $2,660,782    $ 509,731     $ 82,114  $4,334,897
                               ==========  ==========    =========     ========  ==========
Beginning units                    59,094     116,686       42,574        9,817     135,229
Units issued                          358       2,298          625           10       2,843
Units redeemed                    (12,897)    (15,433)      (5,927)      (3,616)    (16,270)
                               ----------  ----------    ---------     --------  ----------
Ending units                       46,555     103,551       37,272        6,211     121,802
                               ==========  ==========    =========     ========  ==========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $   31,792  $   36,499    $  16,938     $     --  $   76,421
   Mortality and expense risk
     and administrative
     charges                      (17,486)    (44,180)      (9,356)      (1,670)    (71,322)
                               ----------  ----------    ---------     --------  ----------
   Net investment income
     (loss)                        14,306      (7,681)       7,582       (1,670)      5,099
   Net realized gain (loss)       (10,697)    112,358       25,098        2,462      89,888
   Capital gain distribution
     from mutual funds                 --      95,177           --        7,463     224,166
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    4,993     353,865      101,667       29,221     586,626
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets from operations            8,602     553,719      134,347       37,476     905,779
                               ----------  ----------    ---------     --------  ----------
From contract transactions:
   Transfers between
     sub-accounts (including
     fixed account), net         (291,445)   (312,511)     (58,568)       3,520    (585,276)
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets from contract
  transactions                   (291,445)   (312,511)     (58,568)       3,520    (585,276)
                               ----------  ----------    ---------     --------  ----------
Increase (decrease) in net
  assets                         (282,843)    241,208       75,779       40,996     320,503
Net assets at beginning of
  period                        1,376,788   2,997,937      610,121       92,582   4,829,950
                               ----------  ----------    ---------     --------  ----------
Net assets at end of period    $1,093,945  $3,239,145    $ 685,900     $133,578  $5,150,453
                               ==========  ==========    =========     ========  ==========
Beginning units                    74,602     128,584       46,455        9,482     153,686
Units issued                          350       2,955        1,708          642       1,804
Units redeemed                    (15,858)    (14,853)      (5,589)        (307)    (20,261)
                               ----------  ----------    ---------     --------  ----------
Ending units                       59,094     116,686       42,574        9,817     135,229
                               ==========  ==========    =========     ========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       7

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                       VALIC      VALIC       VALIC
                                                                     Company II Company II  Company II
                                                                     High Yield  Mid Cap    Strategic
                                                                     Bond Fund  Value Fund  Bond Fund
                                                                     ---------- ----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $  4,095  $   10,565   $  9,492
   Mortality and expense risk and administrative charges                (1,135)    (36,252)    (3,692)
                                                                      --------  ----------   --------
   Net investment income (loss)                                          2,960     (25,687)     5,800
   Net realized gain (loss)                                              2,060     114,569       (562)
   Capital gain distribution from mutual funds                              --     192,548         --
   Change in unrealized appreciation (depreciation) of investments      (8,401)   (683,325)   (18,206)
                                                                      --------  ----------   --------
Increase (decrease) in net assets from operations                       (3,381)   (401,895)   (12,968)
                                                                      --------  ----------   --------
From contract transactions:
   Payments received from contract owners                                   --      18,671        243
   Payments for contract benefits or terminations                       (8,734)   (172,883)   (48,165)
   Transfers between sub-accounts (including fixed account), net       (15,810)   (117,853)     1,160
   Contract maintenance charges                                            (75)       (349)      (158)
                                                                      --------  ----------   --------
Increase (decrease) in net assets from contract transactions           (24,619)   (272,414)   (46,920)
                                                                      --------  ----------   --------
Increase (decrease) in net assets                                      (28,000)   (674,309)   (59,888)
Net assets at beginning of period                                       93,493   2,666,102    283,842
                                                                      --------  ----------   --------
Net assets at end of period                                           $ 65,493  $1,991,793   $223,954
                                                                      ========  ==========   ========
Beginning units                                                          3,838      81,484     11,731
Units issued                                                                --         712         94
Units redeemed                                                          (1,014)     (9,524)    (2,090)
                                                                      --------  ----------   --------
Ending units                                                             2,824      72,672      9,735
                                                                      ========  ==========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $  7,440  $   14,284   $ 12,471
   Mortality and expense risk and administrative charges                (1,730)    (35,612)    (4,360)
                                                                      --------  ----------   --------
   Net investment income (loss)                                          5,710     (21,328)     8,111
   Net realized gain (loss)                                             12,664      85,907      3,839
   Capital gain distribution from mutual funds                              --     148,519         --
   Change in unrealized appreciation (depreciation) of investments      (9,787)     93,945      4,781
                                                                      --------  ----------   --------
Increase (decrease) in net assets from operations                        8,587     307,043     16,731
                                                                      --------  ----------   --------
From contract transactions:
   Transfers between sub-accounts (including fixed account), net       (72,856)    (60,567)   (74,319)
                                                                      --------  ----------   --------
Increase (decrease) in net assets from contract transactions           (72,856)    (60,567)   (74,319)
                                                                      --------  ----------   --------
Increase (decrease) in net assets                                      (64,269)    246,476    (57,588)
Net assets at beginning of period                                      157,762   2,419,626    341,430
                                                                      --------  ----------   --------
Net assets at end of period                                           $ 93,493  $2,666,102   $283,842
                                                                      ========  ==========   ========
Beginning units                                                          6,874      83,461     14,853
Units issued                                                                 5       2,547        169
Units redeemed                                                          (3,041)     (4,524)    (3,291)
                                                                      --------  ----------   --------
Ending units                                                             3,838      81,484     11,731
                                                                      ========  ==========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       8

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization

AG Separate Account A (the Separate Account) is a segregated investment account established by American General Life Insurance Company (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

 Elite Plus Bonus Variable Annuity      The One Multi Manager Variable Annuity

The distributor of the Separate Account is AIG Capital Services, Inc., an affiliate of the Company; however, all commissions are paid by the Company. No underwriting fees are paid in connection with the distribution of these contracts.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

Franklin Templeton Variable Insurance
Products Trust (FTVIP)
FTVIP Franklin Small-Mid Cap Growth    FTVIP Templeton Foreign VIP Fund
  VIP Fund Class 2                       Class 2/(f)/
FTVIP Templeton Developing Markets
  VIP Fund Class 2/(e)/

Invesco Variable Insurance Funds (Invesco V.I.)
Invesco V.I. American Franchise Fund   Invesco V.I. Core Plus Bond Fund
  Series I                               Series I
Invesco V.I. Core Equity Fund Series I Invesco V.I. International Growth
                                         Fund Series I

Janus Aspen Series (Janus)
Janus Henderson Overseas Portfolio     Janus Henderson Research Portfolio
  Service Shares/(a)/                    Service Shares/(b)/

JPMorgan Insurance Trust (JP Morgan)
JPMorgan Insurance Trust Core Bond     JPMorgan Insurance Trust U.S. Equity
  Portfolio Class 1                      Portfolio Class 1
JPMorgan Insurance Trust Mid Cap       JPMorgan Insurance Trust Intrepid Mid
  Value Portfolio Class 1                Cap Portfolio Class 1/(d)/

MFS Variable Insurance Trust (MFS VIT)
MFS VIT II Core Equity Portfolio
  Initial Class

Oppenheimer Variable Account Funds (Oppenheimer)
Oppenheimer Capital Appreciation       Oppenheimer Main Street Fund/VA Non
  Fund/VA Non Service Shares             Service Shares
Oppenheimer Global Strategic Income    Oppenheimer Main Street Small Cap
  Fund/VA Non-Service Shares             Fund/VA Non Service Shares

Putnam Variable Trust (Putnam VT)
Putnam VT Global Equity Fund Class IB

--------------------------------------------------------------------------------
                                       9

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 VALIC Company I/(c)/
 VALIC Company I Government Money       VALIC Company I International
   Market I Fund                          Equities Index Fund
 VALIC Company I Government Securities  VALIC Company I Science & Technology
   Fund                                   Fund
 VALIC Company I Growth & Income Fund   VALIC Company I Stock Index Fund

 VALIC Company II/(c)/
 VALIC Company II High Yield Bond Fund VALIC Company II Strategic Bond Fund VALIC Company II Mid Cap Value Fund

(a) Formerly Janus Henderson VIT Overseas Portfolio.
(b) Formerly Janus Henderson VIT Research Portfolio.
(c) VALIC Company I and II are affiliated investment companies. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I and II series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I and II series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I and II Series.
(d) The JPMorgan Insurance Trust Intrepid Mid Cap Portfolio Class I was liquidated on May 19, 2017.
(e) Formerly FTVIP Templeton Developing Markets Securities Fund.
(f) Formerly FTVIP Franklin Templeton Foreign Securities Fund.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net purchase payments made by variable annuity contract owners are accumulated based on the performance of the investments of the Separate Account until the date the contract owners select to commence annuity payments. At December 31, 2018, the Separate Account did not have contracts in the annuity payout phase; therefore, no annuity reserves were required.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

--------------------------------------------------------------------------------
                                      10

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      11

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The exact rate depends on the particular product issued and funds selected. Expense charges for each product are as follows:

 Products                               Separate Account Annual Charges
 --------                               -------------------------------------
 Elite Plus Bonus Variable Annuity      0.15% administrative charge
                                        1.25% mortality and expense charge
                                        0.05% optional death benefit charge
                                        0.10% optional annual benefit step-up
                                          charge
 One Multi Manager Variable Annuity     0.15% administrative charge
                                        1.00% mortality and expense charge

Contract Maintenance Charge: During the accumulation phase, an annual contract maintenance charge is assessed by the Company on the contract anniversary. In the event of a full surrender, a contract maintenance charge is assessed at the date of surrender and deducted from the withdrawal proceeds. The contract maintenance charge represents a reimbursement of administrative expenses incurred by the Company related to the establishment and maintenance of the record keeping function for the sub-accounts. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

For Elite Plus Bonus Variable Annuity product, an annual account maintenance charge of $30 is assessed by the Company on the contract anniversary, unless on contract anniversary the contract value equals or exceeds $40,000, in which case, no account maintenance charge is assessed against the contract.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      12

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                    Cost of Purchases Proceeds from Sales
------------                                                    ----------------- -------------------
FTVIP Franklin Small-Mid Cap Growth VIP Fund Class 2                  62,582             31,249
FTVIP Templeton Developing Markets VIP Fund Class 2                    5,863             39,421
FTVIP Templeton Foreign VIP Fund Class 2                               8,660             45,734
Invesco V.I. American Franchise Fund Series I                        440,307            806,665
Invesco V.I. Core Equity Fund Series I                               143,573            315,637
Invesco V.I. Core Plus Bond Fund Series I                             10,242             65,852
Invesco V.I. International Growth Fund Series I                       28,942             93,041
Janus Henderson Overseas Portfolio Service Shares                      8,971             55,796
Janus Henderson Research Portfolio Service Shares                     15,253             17,681
JPMorgan Insurance Trust Core Bond Portfolio Class 1                 127,696            561,644
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1              50,625            354,455
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1               286,859            399,430
MFS VIT II Core Equity Portfolio Initial Class                       163,305            109,832
Oppenheimer Capital Appreciation Fund/VA Non Service Shares          171,887            275,901
Oppenheimer Global Strategic Income Fund/VA Non-Service Shares        13,692             83,870
Oppenheimer Main Street Fund/VA Non Service Shares                   398,518            285,876
Oppenheimer Main Street Small Cap Fund/VA Non Service Shares         127,183            108,147
Putnam VT Global Equity Fund Class IB                                 15,282             23,837
VALIC Company I Government Money Market I Fund                       156,700            676,892
VALIC Company I Government Securities Fund                            30,620            248,530
VALIC Company I Growth & Income Fund                                 203,169            485,940
VALIC Company I International Equities Index Fund                     21,943            101,898
VALIC Company I Science & Technology Fund                             11,419             56,606
VALIC Company I Stock Index Fund                                     373,548            728,322
VALIC Company II High Yield Bond Fund                                  4,095             25,753
VALIC Company II Mid Cap Value Fund                                  222,126            327,680
VALIC Company II Strategic Bond Fund                                  11,682             52,801

--------------------------------------------------------------------------------
                                      13

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                               December 31, 2018                    For the Year Ended December 31, 2018
                     ------------------------------------------  -------------------------------------------
                                                                                   Expense         Total
                             Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                             -------------------      Net           Income      -------------- --------------
Sub-accounts          Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------         -------  -------  -------   --------------  -------------  ------ ------- ------  -------
FTVIP Franklin
  Small-Mid Cap
  Growth VIP Fund
  Class 2             23,869            22.41        534,857         0.00               1.15            -6.47
FTVIP Templeton
  Developing
  Markets VIP Fund
  Class 2             17,499   21.46    22.21        430,878         0.87        1.15   1.50   -17.06  -16.77
FTVIP Templeton
  Foreign VIP Fund
  Class 2             15,408   14.48    15.51        235,791         2.87        1.40   1.50   -16.72  -16.63
Invesco V.I.
  American
  Franchise Fund
  Series I           153,246   21.67    28.14      5,669,959         0.00        1.15   1.50    -5.08   -4.74
Invesco V.I. Core
  Equity Fund
  Series I            99,348            17.04      1,692,514         0.90               1.15           -10.44
Invesco V.I. Core
  Plus Bond Fund
  Series I            16,498   14.13    14.36        235,669         3.43        1.40   1.50    -3.84   -3.74
Invesco V.I.
  International
  Growth Fund
  Series I            48,779            18.32        893,861         2.08               1.15           -15.96
Janus Henderson
  Overseas
  Portfolio Service
  Shares              29,954   12.43    12.66        378,738         1.78        1.40   1.50   -16.42  -16.33
Janus Henderson
  Research
  Portfolio Service
  Shares              13,384   13.68    13.93        186,278         0.38        1.40   1.50    -4.30   -4.21
JPMorgan Insurance
  Trust Core Bond
  Portfolio Class 1  197,339            20.05      3,957,251         2.46               1.15            -1.11
JPMorgan Insurance
  Trust Mid Cap
  Value Portfolio
  Class 1             41,210            38.98      1,606,515         0.99               1.15           -12.86
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio Class 1   87,724            22.11      1,939,395         0.86               1.15            -7.25
MFS VIT II Core
  Equity Portfolio
  Initial Class       98,613   12.33    12.38      1,220,225         0.72        1.40   1.50    -5.28   -5.18
Oppenheimer Capital
  Appreciation
  Fund/ VA Non
  Service Shares      78,910   23.02    23.03      1,809,462         0.35        1.40   1.50    -7.15   -7.06
Oppenheimer Global
  Strategic Income
  Fund/VA
  Non-Service Shares  24,247   10.07    10.30        248,486         4.53        1.15   1.50    -5.84   -5.50
Oppenheimer Main
  Street Fund/VA
  Non Service Shares 151,961   19.79    21.97      3,294,660         1.23        1.40   1.50    -9.27   -9.18
Oppenheimer Main
  Street Small Cap
  Fund/VA Non
  Service Shares      20,674   35.07    39.59        795,070         0.32        1.40   1.50   -11.68  -11.59
Putnam VT Global
  Equity Fund
  Class IB             7,058   10.76    15.21         95,775         0.34        1.15   1.50   -13.75  -13.45
VALIC Company I
  Government Money
  Market I Fund      341,852   10.46    10.81      3,792,500         1.29        1.15   1.50    -0.20    0.15
VALIC Company I
  Government
  Securities Fund     46,555   16.38    18.66        853,315         2.48        1.40   1.50    -1.00   -0.90
VALIC Company I
  Growth & Income
  Fund               103,551   17.03    26.54      2,660,782         0.98        1.40   1.50    -7.21   -7.11
VALIC Company I
  International
  Equities Index
  Fund                37,272   10.53    13.91        509,731         2.08        1.40   1.50   -15.04  -14.96
VALIC Company I
  Science &
  Technology Fund      6,211   13.00    13.24         82,114         0.00        1.40   1.50    -2.96   -2.87
VALIC Company I
  Stock Index Fund   121,802   20.83    37.94      4,334,897         1.70        1.40   1.50    -6.15   -6.06
VALIC Company II
  High Yield Bond
  Fund                 2,824   22.94    23.37         65,493         5.15        1.40   1.50    -4.69   -4.59
VALIC Company II
  Mid Cap Value Fund  72,672   26.95    27.45      1,991,793         0.45        1.40   1.50   -16.30  -16.22
VALIC Company II
  Strategic Bond
  Fund                 9,735   22.64    23.06        223,954         3.74        1.40   1.50    -4.99   -4.89

                               December 31, 2017                    For the Year Ended December 31, 2017
                     ------------------------------------------  -------------------------------------------
                                                                                   Expense         Total
                             Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                             -------------------      Net           Income      -------------- --------------
Sub-accounts          Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------         ------- ------    -------   --------------  -------------  ------ ------- ------  -------
FTVIP Franklin
  Small-Mid Cap
  Growth VIP Fund
  Class 2             24,782            23.96        593,696         0.00               1.15            20.01
FTVIP Templeton
  Developing
  Markets VIP Fund
  Class 2             18,640 25.87      26.68        550,605         0.92        1.15   1.50   38.31    38.80
FTVIP Templeton
  Foreign VIP Fund
  Class 2             17,763 17.38      18.61        326,685         2.56        1.40   1.50   14.95    15.06
Invesco V.I.
  American
  Franchise Fund
  Series I           169,353 22.75      29.65      6,620,895         0.08        1.15   1.50   25.44    25.88
Invesco V.I. Core
  Equity Fund
  Series I           114,727            19.02      2,182,431         1.01               1.15            11.88
Invesco V.I. Core
  Plus Bond Fund
  Series I            20,667 14.69      14.92        306,801         3.41        1.40   1.50    4.75     4.86
Invesco V.I.
  International
  Growth Fund
  Series I            52,680            21.80      1,148,659         1.51               1.15            21.59
Janus Henderson
  Overseas
  Portfolio Service
  Shares              33,401 14.87      15.13        504,843         1.65        1.40   1.50   28.85    28.98
Janus Henderson
  Research
  Portfolio Service
  Shares              14,070 14.29      14.54        204,448         0.25        1.40   1.50   25.65    25.77
JPMorgan Insurance
  Trust Core Bond
  Portfolio Class 1  222,399            20.28      4,509,743         2.57               1.15             2.38
JPMorgan Insurance
  Trust Mid Cap
  Value Portfolio
  Class 1             48,710            44.74      2,179,064         0.79               1.15            12.46
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio Class 1  103,086            23.84      2,457,141         0.88               1.15            20.93
MFS VIT II Core
  Equity Portfolio
  Initial Class      104,479 13.02      13.05      1,363,808         0.95        1.40   1.50   22.96    23.08
Oppenheimer Capital
  Appreciation
  Fund/VA Non
  Service Shares      88,360 24.78      24.79      2,180,316         0.25        1.40   1.50   24.94    25.06
Oppenheimer Global
  Strategic Income
  Fund/ VA
  Non-Service Shares  31,736 10.70      10.90        344,050         2.30        1.15   1.50    4.68     5.05
Oppenheimer Main
  Street Fund/VA
  Non Service Shares 160,573 21.81      24.20      3,833,138         1.29        1.40   1.50   15.16    15.28
Oppenheimer Main
  Street Small Cap
  Fund/ VA Non
  Service Shares      22,631 39.70      44.78        986,895         0.92        1.40   1.50   12.45    12.56
Putnam VT Global
  Equity Fund
  Class IB             7,627 12.47      17.58        119,209         1.46        1.15   1.50   26.46    26.91
VALIC Company I
  Government Money
  Market I Fund      387,980 10.49      10.79      4,312,693         0.36        1.15   1.50   -1.13    -0.78
VALIC Company I
  Government
  Securities Fund     59,094 16.54      18.83      1,093,945         2.57        1.40   1.50    0.51     0.61
VALIC Company I
  Growth & Income
  Fund               116,686 18.35      28.58      3,239,145         1.17        1.40   1.50   19.26    19.38
VALIC Company I
  International
  Equities Index
  Fund                42,574 12.39      16.35        685,900         2.61        1.40   1.50   22.49    22.62
VALIC Company I
  Science &
  Technology Fund      9,817 13.40      13.63        133,578         0.00        1.40   1.50   39.21    39.35
VALIC Company I
  Stock Index Fund   135,229 22.20      40.39      5,150,453         1.53        1.40   1.50   19.60    19.72
VALIC Company II
  High Yield Bond
  Fund                 3,838 24.07      24.49         93,493         5.92        1.40   1.50    6.30     6.41
VALIC Company II
  Mid Cap Value Fund  81,484 32.20      32.76      2,666,102         0.56        1.40   1.50   12.76    12.87
VALIC Company II
  Strategic Bond
  Fund                11,731 23.83      24.25        283,842         3.99        1.40   1.50    5.21     5.31

--------------------------------------------------------------------------------
                                      14

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                               December 31, 2016                     For the Year Ended December 31 2016
                     ------------------------------------------  -------------------------------------------
                                                                                   Expense         Total
                             Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                             -------------------      Net           Income      -------------- --------------
Sub-accounts          Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------         -------  -------  -------   --------------  -------------  ------ ------- ------  -------
FTVIP Franklin
  Small-Mid Cap
  Growth VIP Fund
  Class 2             25,077            19.96        500,602         0.00               1.15             2.98
FTVIP Templeton
  Developing
  Markets VIP Fund
  Class 2             20,483   18.70    19.22        435,361         0.76        1.15   1.50    15.68   16.09
FTVIP Templeton
  Foreign VIP Fund
  Class 2             19,068   15.12    16.17        305,016         1.88        1.40   1.50     5.57    5.68
Invesco V.I.
  American
  Franchise Fund
  Series I           189,833   18.07    23.64      5,839,304         0.00        1.15   1.50     0.74    1.09
Invesco V.I. Core
  Equity Fund
  Series I           124,962            17.00      2,124,766         0.72               1.15             9.00
Invesco V.I. Core
  Plus Bond Fund
  Series I            21,796   14.02    14.23        308,666         4.30        1.40   1.50     5.06    5.17
Invesco V.I.
  International
  Growth Fund
  Series I            55,914            17.93      1,002,667         1.30               1.15            -1.59
Janus Henderson
  Overseas
  Portfolio Service
  Shares              33,980   11.54    11.73        398,219         4.42        1.40   1.50    -8.11   -8.01
Janus Henderson
  Research
  Portfolio Service
  Shares              14,371   11.37    11.56        166,024         0.36        1.40   1.50    -1.23   -1.13
JPMorgan Insurance
  Trust Core Bond
  Portfolio Class 1  252,242            19.81      4,995,770         2.68               1.15             0.94
JPMorgan Insurance
  Trust Intrepid
  Mid Cap Portfolio
  Class 1             20,516            32.91        675,281         0.69               1.15            10.75
JPMorgan Insurance
  Trust Mid Cap
  Value Portfolio
  Class 1             50,974            39.78      2,027,690         0.84               1.15            13.38
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio Class 1  114,607            19.71      2,259,000         0.92               1.15             9.67
MFS VIT II Core
  Equity Portfolio
  Initial Class      107,228   10.59    10.61      1,137,213         0.76        1.40   1.50     9.71    9.82
Oppenheimer Capital
  Appreciation
  Fund/VA Non
  Service Shares      99,936   19.82    19.84      1,970,024         0.40        1.40   1.50    -3.67   -3.57
Oppenheimer Global
  Strategic Income
  Fund/VA
  Non-Service Shares  34,832   10.22    10.37        359,867         4.91        1.15   1.50     4.94    5.31
Oppenheimer Main
  Street Fund/VA
  Non Service Shares 173,790   18.94    20.99      3,589,615         1.07        1.40   1.50     9.94   10.06
Oppenheimer Main
  Street Small Cap
  Fund/VA Non
  Service Shares      26,557   35.31    39.78      1,020,132         0.52        1.40   1.50    16.28   16.41
Putnam VT Global
  Equity Fund
  Class IB            10,501    9.86    13.85        128,813         1.06        1.15   1.50    -0.44   -0.09
VALIC Company I
  Government Money
  Market I Fund      409,885   10.61    10.88      4,602,377         0.01        1.15   1.50    -1.49   -1.14
VALIC Company I
  Government
  Securities Fund     74,602   16.46    18.72      1,376,788         2.61        1.40   1.50    -0.30   -0.19
VALIC Company I
  Growth & Income
  Fund               128,584   15.39    23.94      2,997,937         1.24        1.40   1.50     9.56    9.67
VALIC Company I
  International
  Equities Index
  Fund                46,455   10.11    13.34        610,121         2.82        1.40   1.50    -0.26   -0.16
VALIC Company I
  Science &
  Technology Fund      9,482    9.62     9.78         92,582         0.00        1.40   1.50     5.72    5.83
VALIC Company I
  Stock Index Fund   153,686   18.56    33.74      4,829,950         2.43        1.40   1.50     9.92   10.04
VALIC Company II
  High Yield Bond
  Fund                 6,874   22.64    23.02        157,762         4.56        1.40   1.50    11.20   11.32
VALIC Company II
  Mid Cap Value Fund  83,461   28.55    29.02      2,419,626         0.27        1.40   1.50    12.35   12.47
VALIC Company II
  Strategic Bond
  Fund                14,853   22.65    23.02        341,430         4.01        1.40   1.50     6.55    6.66

                               December 31, 2015                     For the Year Ended December 31 2015
                     ------------------------------------------  -------------------------------------------
                                                                                   Expense         Total
                             Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                             -------------------      Net           Income      -------------- --------------
Sub-accounts          Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------         -------  -------  -------   --------------  -------------  ------ ------- ------  -------
FTVIP Franklin
  Small-Mid Cap
  Growth VIP Fund
  Class 2             27,250            19.39        528,269         0.00               1.15            -3.78
FTVIP Templeton
  Developing
  Markets VIP Fund
  Class 2             26,373   16.17    16.56        485,429         2.11        1.15   1.50   -20.81  -20.53
FTVIP Templeton
  Foreign VIP Fund
  Class 2             22,512   14.33    15.30        341,023         3.16        1.40   1.50    -7.89   -7.80
Invesco V.I.
  American
  Franchise Fund
  Series I           206,201   17.88    23.46      6,218,131         0.00        1.15   1.50     3.43    3.80
Invesco V.I. Core
  Equity Fund
  Series I           146,397            15.60      2,283,721         1.11               1.15            -6.85
Invesco V.I. Core
  Plus Bond Fund
  Series I            29,348   13.35    13.53        395,496         4.64        1.40   1.50    -1.86   -1.76
Invesco V.I.
  International
  Growth Fund
  Series I            66,092            18.22      1,204,381         1.43               1.15            -3.47
Janus Henderson
  Overseas
  Portfolio Service
  Shares              34,156   12.56    12.75        435,154         0.53        1.40   1.50   -10.17  -10.08
Janus Henderson
  Research
  Portfolio Service
  Shares              15,655   11.52    11.69        182,923         0.48        1.40   1.50     3.50    3.60
JPMorgan Insurance
  Trust Core Bond
  Portfolio Class 1  300,126            19.62      5,888,538         3.61               1.15            -0.04
JPMorgan Insurance
  Trust Intrepid
  Mid Cap Portfolio
  Class 1             26,335            29.72        782,687         0.66               1.15            -6.95
JPMorgan Insurance
  Trust Mid Cap
  Value Portfolio
  Class 1             60,010            35.08      2,105,419         1.00               1.15            -3.77
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio Class 1  138,620            17.97      2,491,493         1.14               1.15            -0.30
MFS VIT II Core
  Equity Portfolio
  Initial Class      108,400    9.65     9.66      1,048,034         1.14        1.40   1.50    -3.50   -3.43
Oppenheimer Capital
  Appreciation
  Fund/VA Non
  Service Shares     108,563   20.55    20.60      2,220,239         0.10        1.40   1.50     1.99    2.09
Oppenheimer Global
  Strategic Income
  Fund/VA
  Non-Service Shares  40,120    9.74     9.85        393,805         6.18        1.15   1.50    -3.73   -3.38
Oppenheimer Main
  Street Fund/VA
  Non Service Shares 197,330   17.22    19.07      3,697,323         0.93        1.40   1.50     1.78    1.88
Oppenheimer Main
  Street Small Cap
  Fund/VA Non
  Service Shares      31,022   30.36    34.17      1,028,230         0.90        1.40   1.50    -7.31   -7.22
Putnam VT Global
  Equity Fund
  Class IB            11,431    9.90    13.86        141,707         0.85        1.15   1.50    -3.18   -2.84
VALIC Company I
  Government Money
  Market I Fund      484,082   10.77    11.00      5,492,405         0.01        1.15   1.50    -1.49   -1.14
VALIC Company I
  Government
  Securities Fund     88,188   16.51    18.75      1,630,545         2.26        1.40   1.50    -0.70   -0.60
VALIC Company I
  Growth & Income
  Fund               141,674   14.05    21.83      3,018,792         0.98        1.40   1.50    -1.59   -1.49
VALIC Company I
  International
  Equities Index
  Fund                52,308   10.14    13.36        687,348         3.93        1.40   1.50    -2.49   -2.39
VALIC Company I
  Science &
  Technology Fund      9,722    9.10     9.24         89,697         0.00        1.40   1.50     6.26    6.37
VALIC Company I
  Stock Index Fund   163,338   16.88    30.66      4,683,128         1.63        1.40   1.50    -0.46   -0.36
VALIC Company II
  High Yield Bond
  Fund                 7,191   20.36    20.68        148,280         4.82        1.40   1.50    -5.10   -5.01
VALIC Company II
  Mid Cap Value Fund  86,652   25.41    25.81      2,233,606         0.22        1.40   1.50    -2.89   -2.79
VALIC Company II
  Strategic Bond
  Fund                15,472   21.26    21.59        333,495         3.65        1.40   1.50    -3.40   -3.31

--------------------------------------------------------------------------------
                                      15

AG SEPARATE ACCOUNT A
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               December 31, 2014                     For the Year Ended December 31 2014
                     ------------------------------------------  -------------------------------------------
                                                                                   Expense         Total
                             Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                             -------------------      Net           Income      -------------- --------------
Sub-accounts          Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------         -------  -------  -------   --------------  -------------  ------ ------- ------  -------
FTVIP Franklin
  Small-Mid Cap
  Growth VIP Fund
  Class 2             24,561            20.15        494,815         0.00               1.15     0.00    0.00
FTVIP Templeton
  Developing
  Markets VIP Fund
  Class 2             25,811   20.42    20.84        602,459         1.42        1.15   1.50    -9.76   -9.44
FTVIP Templeton
  Foreign VIP Fund
  Class 2             26,263   15.55    16.60        428,992         1.93        1.40   1.50   -12.46  -12.38
Invesco V.I.
  American
  Franchise Fund
  Series I           227,346   17.22    22.69      6,574,935         0.04        1.15   1.50     6.81    7.19
Invesco V.I. Core
  Equity Fund
  Series I           164,570            16.75      2,756,105         0.84               1.15             6.90
Invesco V.I. Core
  Plus Bond Fund
  Series I            31,006   13.60    13.77        425,446         5.06        1.40   1.50     6.41    6.51
Invesco V.I.
  International
  Growth Fund
  Series I            68,425            18.88      1,291,665         1.56               1.15            -0.82
Janus Henderson
  Overseas
  Portfolio Service
  Shares              35,007   13.98    14.18        496,003         3.09        1.40   1.50   -13.42  -13.33
Janus Henderson
  Research
  Portfolio Service
  Shares              18,415   11.13    11.29        207,540         0.21        1.40   1.50    11.04   11.16
JPMorgan Insurance
  Trust Core Bond
  Portfolio Class 1  333,616            19.63      6,548,471         3.91               1.15             3.71
JPMorgan Insurance
  Trust Intrepid
  Mid Cap Portfolio
  Class 1             27,889            31.94        890,826         0.55               1.15            14.53
JPMorgan Insurance
  Trust Mid Cap
  Value Portfolio
  Class 1             67,803            36.46      2,472,148         0.77               1.15            13.78
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio Class 1  156,452            18.03      2,820,332         0.85               1.15            12.59
Oppenheimer Capital
  Appreciation
  Fund/VA Non
  Service Shares     122,155   20.13    20.20      2,448,195         0.43        1.40   1.50    13.68   13.79
Oppenheimer Global
  Strategic Income
  Fund/ VA
  Non-Service Shares  44,140   10.12    10.19        448,909         4.20        1.15   1.50     1.30    1.66
Oppenheimer Main
  Street Fund/VA
  Non Service Shares 214,564   16.92    18.72      3,935,379         0.85        1.40   1.50     9.04    9.15
Oppenheimer Main
  Street Small Cap
  Fund/ VA Non
  Service Shares      34,842   32.76    36.83      1,247,441         0.84        1.40   1.50    10.26   10.37
Putnam VT Global
  Equity Fund
  Class IB             6,910   10.23    14.27         80,390         0.29        1.15   1.50    -0.05    0.30
VALIC Company I
  Government Money
  Market I Fund      572,264   10.93    11.13      6,550,554         0.01        1.15   1.50    -1.49   -1.14
VALIC Company I
  Government
  Securities Fund     96,666   16.62    18.87      1,797,748         2.40        1.40   1.50     3.94    4.05
VALIC Company I
  Growth & Income
  Fund               150,887   14.27    22.16      3,257,483         0.76        1.40   1.50    12.42   12.54
VALIC Company I
  International
  Equities Index
  Fund                58,273   10.40    13.68        783,878         2.60        1.40   1.50    -6.86   -6.77
VALIC Company I
  Science &
  Technology Fund     10,541    8.57     8.69         91,449         0.11        1.40   1.50    12.71   12.83
VALIC Company I
  Stock Index Fund   170,947   16.96    30.77      4,931,583         1.60        1.40   1.50    11.59   11.70
VALIC Company II
  High Yield Bond
  Fund                 8,025   21.46    21.77        174,276         4.86        1.40   1.50     1.31    1.41
VALIC Company II
  Mid Cap Value Fund  88,362   26.17    26.55      2,342,937         0.30        1.40   1.50     5.12    5.23
VALIC Company II
  Strategic Bond
  Fund                15,942   22.01    22.32        355,406         3.90        1.40   1.50     2.39    2.49

(a) Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b) These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------

    American General Life
    Insurance Company
    Audited Statutory Financial Statements
    At December 31, 2018 and 2017 and
    for each of the three years ended December 31, 2018

AMERICAN GENERAL LIFE INSURANCE COMPANY

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS
Independent Auditor's Report..............................................................................................   2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017................   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016...................................   6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016...............   7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016...................................   8

NOTES TO STATUTORY FINANCIAL STATEMENTS
1.   Nature of Operations.................................................................................................   9
2.   Summary of Significant Accounting Policies...........................................................................  10
3.   Investments..........................................................................................................  21
4.   Securities Lending and Repurchase Agreements.........................................................................  29
5.   Restricted Assets....................................................................................................  32
6.   Subprime Mortgage Risk Exposure......................................................................................  32
7.   Derivatives..........................................................................................................  33
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of   36
       Credit Risk........................................................................................................
9.   Fair Value Measurements..............................................................................................  36
10.  Aggregate Policy Reserves and Deposit Fund Liabilities...............................................................  42
11.  Separate Accounts....................................................................................................  43
12.  Reserves for Guaranteed Policy Benefits and Enhancements.............................................................  46
13.  Participating Policy Contracts.......................................................................................  46
14.  Premium and Annuity Considerations Deferred and Uncollected..........................................................  47
15.  Reinsurance..........................................................................................................  47
16.  Federal Income Taxes.................................................................................................  50
17.  Capital and Surplus..................................................................................................  56
18.  Retirement Plans and Share-Based and Deferred Compensation Plans.....................................................  57
19.  Debt.................................................................................................................  58
20.  Commitments and Contingencies........................................................................................  60
21.  Related Party Transactions...........................................................................................  62
22.  Subsequent Events....................................................................................................  67
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings........................................  68

SUPPLEMENTAL INFORMATION
Supplemental Schedule of Assets and Liabilities...........................................................................  74
Supplemental Investment Risks Interrogatories.............................................................................  76
Supplemental Summary Investment Schedule..................................................................................  82

                        Report of Independent Auditors

To the Board of Directors and Shareholder of American General Life Insurance Company

We have audited the accompanying statutory financial statements of American General Life Insurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                December 31,
                                                              -----------------
(in millions)                                                   2018     2017
-------------                                                 -------- --------
Admitted assets
   Cash and investments......................................
       Bonds................................................. $ 94,693 $ 94,338
       Preferred stock.......................................      303      211
       Common stock..........................................      312       93
       Cash, cash equivalents and short-term investments.....    1,547      119
       Mortgage loans........................................   18,928   15,845
       Real estate...........................................      197      223
       Contract loans........................................    1,307    1,340
       Derivatives...........................................    1,635      655
       Securities lending reinvested collateral assets.......      352    2,418
       Derivative cash collateral............................       20    1,027
       Other invested assets.................................    4,364    5,033
                                                              -------- --------
   Total cash and investments................................  123,658  121,302
   Amounts recoverable from reinsurers.......................      306      426
   Amounts receivable under reinsurance contracts............      372      352
   Current federal income tax recoverable....................      266      241
   Deferred tax asset........................................      517      689
   Due and accrued investment income.........................    1,379    1,096
   Premiums due, deferred and uncollected....................      142       48
   Receivables from affiliates...............................      363      316
   Other assets..............................................      164      131
   Separate account assets...................................   49,618   54,104
                                                              -------- --------
Total admitted assets........................................ $176,785 $178,705
                                                              ======== ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                        December 31,
                                                                                     ------------------
(in millions, except per share data)                                                   2018      2017
------------------------------------                                                 --------  --------
Liabilities
   Policy reserves and contractual liabilities......................................
       Life and annuity reserves.................................................... $ 91,355  $ 87,540
       Liabilities for deposit-type contracts.......................................   12,012     9,663
       Accident and health reserves.................................................      788       812
       Premiums received in advance.................................................       11         1
       Policy and contract claims...................................................      573       576
       Policyholder dividends.......................................................       15        19
                                                                                     --------  --------
   Total policy reserves and contractual liabilities................................  104,754    98,611
   Payable to affiliates............................................................      372       425
   Interest maintenance reserve.....................................................    1,278     1,411
   Derivatives......................................................................      209       454
   Payable for securities lending...................................................      447     2,460
   Repurchase agreements............................................................      119     1,174
   Collateral for derivatives program...............................................      835        45
   Funds held under coinsurance.....................................................   10,863    10,435
   Accrued expenses and other liabilities...........................................    1,750     1,740
   Net transfers from separate accounts due or accrued..............................   (1,394)   (1,591)
   Asset valuation reserve..........................................................    1,583     1,536
   Separate account liabilities.....................................................   49,618    54,021
                                                                                     --------  --------
Total liabilities...................................................................  170,434   170,721
                                                                                     --------  --------
Commitments and contingencies (see Note 20)

Capital and surplus
   Common stock, $10 par value; 600,000 shares authorized, issued and outstanding...        6         6
   Preferred stock, $100 par value; 8,500 shares authorized, issued and outstanding.        1         1
   Gross paid-in and contributed surplus............................................    3,510     3,510
   Unassigned surplus...............................................................    2,834     4,467
                                                                                     --------  --------
Total capital and surplus...........................................................    6,351     7,984
                                                                                     --------  --------
Total liabilities and capital and surplus........................................... $176,785  $178,705
                                                                                     ========  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS

                                                                                             Years Ended December 31,
                                                                                           ---------------------------
(in millions)                                                                                2018      2017     2016
-------------                                                                              --------  -------  --------
Revenues
   Premiums and annuity considerations.................................................... $(10,325) $11,031  $  7,561
   Net investment income..................................................................    6,243    5,881     6,090
   Amortization of interest maintenance reserve...........................................      141      128        99
   Reserve adjustments on reinsurance ceded...............................................   17,732   (1,160)  (10,314)
   Commissions and expense allowances.....................................................      814      798       768
   Separate account fees..................................................................    1,167    1,216     1,025
   Other income...........................................................................      437      472       429
                                                                                           --------  -------  --------
Total revenues............................................................................   16,209   18,366     5,658
                                                                                           --------  -------  --------
Benefits and expenses
   Death benefits.........................................................................      260      760     1,089
   Annuity benefits.......................................................................    1,537    3,374     3,276
   Surrender benefits.....................................................................    7,119    6,452     6,125
   Other benefits.........................................................................      271      565       591
   Change in reserves.....................................................................    3,792      742   (10,216)
   Commissions............................................................................    1,131    1,023     1,045
   General insurance expenses.............................................................      828      969     1,049
   Net transfers (from) to separate accounts..............................................     (774)   1,306       303
   Other expenses.........................................................................      638      592       238
                                                                                           --------  -------  --------
Total benefits and expenses...............................................................   14,802   15,783     3,500
                                                                                           --------  -------  --------
Net gain from operations before dividends to policyholders and federal income taxes.......    1,407    2,583     2,158
Dividends to policyholders................................................................      (13)      18        19
                                                                                           --------  -------  --------
Net gain from operations after dividends to policyholders and before federal income taxes.    1,420    2,565     2,139
Federal income tax expense................................................................      513    1,025     1,182
                                                                                           --------  -------  --------
Net gain from operations..................................................................      907    1,540       957
Net realized capital (losses) gains.......................................................     (342)    (928)      634
                                                                                           --------  -------  --------
Net income................................................................................ $    565  $   612  $  1,591
                                                                                           ========  =======  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                               Gross Paid-
                                                                     Common &    In and
                                                                     Preferred Contributed Unassigned Total Capital
(in millions)                                                          Stock     Surplus    Surplus    and Surplus
-------------                                                        --------- ----------- ---------- -------------
Balance, January 1, 2016............................................    $ 7      $4,318     $ 4,569      $ 8,894
                                                                        ---      ------     -------      -------
   Net income.......................................................     --          --       1,591        1,591
   Change in net unrealized capital gains (losses)..................     --          --        (380)        (380)
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (277)        (277)
   Change in deferred tax...........................................     --          --         290          290
   Change in non-admitted assets....................................     --          --        (243)        (243)
   Change in asset valuation reserve................................     --          --         310          310
   Change in surplus from separate accounts.........................     --          --          48           48
   Other changes in surplus in separate accounts....................     --          --          (6)          (6)
   Capital Changes:
       Return of capital............................................     --        (630)         --         (630)
   Dividends to parent recorded as return of capital................     --          --       2,185        2,185
   Dividends to stockholder.........................................     --          --      (2,740)      (2,740)
   Prior period corrections (see Note 2)............................     --          --         (41)         (41)
                                                                        ---      ------     -------      -------
Balance, December 31, 2016..........................................    $ 7      $3,688     $ 5,306      $ 9,001
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         612          612
   Change in net unrealized capital gains (losses)..................     --          --          36           36
   Change in net unrealized foreign exchange capital gains (losses).     --          --         271          271
   Change in deferred tax...........................................     --          --      (1,286)      (1,286)
   Change in non-admitted assets....................................     --          --       1,001        1,001
   Change in asset valuation reserve................................     --          --          19           19
   Change in surplus from separate accounts.........................     --          --         178          178
   Other changes in surplus in separate accounts....................     --          --        (178)        (178)
   Cumulative effect of changes in accounting principles............     --          --         132          132
   Capital Changes:
       Return of capital............................................     --        (178)         --         (178)
   Dividends to parent recorded as return of capital................     --          --         107          107
   Dividends to stockholder.........................................     --          --      (1,722)      (1,722)
   Prior period corrections (see Note 2)............................     --          --          (9)          (9)
                                                                        ---      ------     -------      -------
Balance, December 31, 2017..........................................    $ 7      $3,510     $ 4,467      $ 7,984
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         565          565
   Change in net unrealized capital gains (losses)..................     --          --          32           32
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (256)        (256)
   Change in deferred tax...........................................     --          --          24           24
   Change in non-admitted assets....................................     --          --        (292)        (292)
   Change in asset valuation reserve................................     --          --         (47)         (47)
   Change in surplus from separate accounts.........................     --          --          74           74
   Other changes in surplus in separate accounts....................     --          --         (74)         (74)
   Dividends to stockholder.........................................     --          --      (1,697)      (1,697)
   Prior period corrections (see Note 2)............................     --          --          38           38
                                                                        ---      ------     -------      -------
Balance, December 31, 2018..........................................    $ 7      $3,510     $ 2,834      $ 6,351
                                                                        ===      ======     =======      =======

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                        -------------------------
(in millions)                                                             2018     2017     2016
-------------                                                           -------  -------  -------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance... $11,771  $10,601  $11,433
   Net investment income...............................................   5,468    5,143    5,156
   Other income                                                          (1,848)   1,148    1,056
                                                                        -------  -------  -------
   Total revenue received..............................................  15,391   16,892   17,645
                                                                        -------  -------  -------
   Benefits paid.......................................................   9,107   11,051   10,938
   Net transfers to (from) separate accounts...........................    (971)   1,450      838
   Commissions and expenses paid.......................................   2,907    2,959    2,631
   Dividends paid to policyholders.....................................     (10)      19       22
   Federal income taxes................................................     540      902    1,047
                                                                        -------  -------  -------
   Total benefits and expenses paid....................................  11,573   16,381   15,476
                                                                        -------  -------  -------
Net cash provided by operations........................................   3,818      511    2,169
                                                                        =======  =======  =======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds...........................................................  18,960   23,013   20,993
       Stocks..........................................................      10       25      558
       Mortgage loans..................................................   1,594    1,727    1,079
       Real estate.....................................................      36       32      115
       Other invested assets...........................................     882    1,630    2,840
       Derivatives.....................................................      --       --    1,185
       Securities lending reinvested collateral assets.................   2,066       --       --
       Miscellaneous proceeds..........................................   1,235    1,281       --
                                                                        -------  -------  -------
   Total proceeds from investments sold, matured or repaid.............  24,783   27,708   26,770
                                                                        -------  -------  -------
   Cost of investments acquired:
       Bonds...........................................................  19,254   21,006   21,386
       Stocks..........................................................     325       64      102
       Mortgage loans..................................................   4,157    4,136    3,190
       Real estate.....................................................      36       92       18
       Other invested assets...........................................   1,343    1,714    1,147
       Securities lending reinvested collateral assets.................      --      279    1,178
       Miscellaneous purchases.........................................   1,309      341    1,937
                                                                        -------  -------  -------
   Total cost of investments acquired..................................  26,424   27,632   28,958
                                                                        -------  -------  -------
   Net adjustment in contract loans....................................     (33)     (29)     (69)
                                                                        -------  -------  -------
Net cash (used in) provided by investing activities....................  (1,608)     105   (2,119)
                                                                        =======  =======  =======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Return of capital...............................................      --     (178)    (551)
       Federal Home Loan Bank advance payments.........................      --       --     (100)
       Net deposits on deposit-type contracts..........................   1,983      173      359
       Dividends to Parent.............................................  (1,697)  (1,240)    (669)
       Change in securities lending....................................  (2,013)     314    1,183
       Other, net......................................................     945      245     (204)
                                                                        -------  -------  -------
Net cash (used) provided in financing and miscellaneous activities.....    (782)    (686)      18
                                                                        =======  =======  =======
Net increase (decrease) in cash, cash equivalents and short-term
  investments..........................................................   1,428      (70)      67
Cash, cash equivalents and short-term investments at beginning of year.     119      189      121
                                                                        -------  -------  -------
Cash, cash equivalents and short-term investments at end of year....... $ 1,547  $   119  $   189
                                                                        =======  =======  =======
Non-cash activities, excluded from above:
   Non-cash dividends and return of capital............................ $    --  $    --  $(2,156)
   Non-cash transfer from other invested assets to mortgage loans......     787    1,468       --
   Non-cash AIG Global Real Estate transactions........................     644       --       --
   Non-cash Fortitude Re settlement....................................     230       --       --
   Non-cash tax payment................................................      --      671       --
   Non-cash dividends reclass..........................................      --      482       --
   Non-cash Investment Real Estate sale................................     128       --       --

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Life Insurance Company (AGL or the Company), including its wholly owned subsidiaries, is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Texas and is subject to regulation by the Texas Department of Insurance (TDI). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed in 49 states and the District of Columbia.

The Company is a leading provider in the United States of individual term and universal life insurance solutions to middle-income and high-net-worth customers, as well as a leading provider in the United States of fixed and variable annuities. AGL's primary products include term life insurance, universal, variable universal and whole life insurance, accident and health insurance, single- and flexible-premium deferred fixed and variable annuities, fixed index deferred annuities, single-premium immediate and delayed-income annuities, private placement variable annuities, private placement variable universal life, structured settlements, corporate- and bank-owned life insurance, terminal funding annuities, guaranteed investment contracts, funding agreements, stable value wrap products and group benefits. The Company distributes its products through a broad multi-channel distribution network, which includes independent marketing organizations, independent insurance agents and financial advisors, banks, broker dealers, structured settlement brokers and benefit consultants and direct-to-consumer through AIG Direct Insurance Services, Inc. (AIG Direct).

SunAmerica Asset Management LLC (SAAMCo), together with its wholly owned distributor, AIG Capital Services, Inc., and its wholly owned servicing agent, SunAmerica Fund Services, Inc., represent the Company's asset management operations. These companies earn fee income by managing, distributing and administering a diversified family of mutual funds, and variable subaccounts offered within the variable annuity and variable universal life products, and by distributing retail mutual funds and providing professional management of individual, corporate and pension plan portfolios.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and The United States Life Insurance Company in the City of New York (USL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

In May 2016, the Company sold AIG Advisor Group, its network of independent broker-dealers, to investment funds affiliated with Lightyear Capital LLC and PSP Investments.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

The TDI recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Texas Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Texas.

The state has adopted certain prescribed accounting practices that differ from those found in the NAIC SAP. In 1984, the Company increased the value of its home office real estate properties to reflect the then current market value in accordance with prescribed guidance.

Effective December 31, 2015 and subsequent reporting periods through September 30, 2019, AGL received approval from the TDI to apply a permitted practice in its financial statements allowing AGL to use the criteria established in Actuarial Guideline 43, instead of the criteria established in Statement of Statutory Accounting Principles (SSAP) No. 86, "Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions" to determine if a hedge is effective for certain interest rate swaps that are used to hedge guaranteed minimum withdrawal benefits. Thus, specific interest rate swaps that AGL has determined are effective hedges were reported at amortized cost, pursuant to the accounting guidance set forth in SSAP 86.

Effective December 31, 2017, AGL received approval from the TDI expanding the aforementioned permitted practice to also include swaptions in its 2017 Annual Statement and subsequent reporting periods through September 30, 2019 or any earlier date relative to changes in the SAP framework that addresses this issue. Upon adoption, the effect of this permitted practice was reported as a change in accounting principle, consistent with SSAP No. 3, "Accounting Changes and Corrections of Errors," as of January 1, 2015, while the effect of the expanded permitted practice to include swaptions was reported as a change in accounting principle as of January 1, 2017 and increased surplus by $132 million.

The Insurance Commissioner of the State of Texas has the right to permit other specific practices that deviate from prescribed practices.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the Company's net income and capital and surplus between NAIC SAP basis and the basis including practices prescribed or permitted by the State of Texas:

                                                                          December 31,
                                                                     ----------------------
(in millions)                                                  SSAP#  2018    2017    2016
-------------                                                  ----- ------  ------  ------
NET INCOME
State basis...................................................       $  565  $  612  $1,591
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges - NII.......................   86      47       6     (12)
   Effective interest rate hedges - RG(L).....................           12      (6)    (12)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R      --      --      --
                                                                     ------  ------  ------
Net income, NAIC SAP..........................................       $  624  $  612  $1,567
                                                                     ======  ======  ======
SURPLUS
State basis...................................................       $6,351  $7,984  $9,001
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges.............................   86    (403)   (430)   (645)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R     (24)    (24)    (24)
                                                                     ------  ------  ------
Statutory capital and surplus, NAIC SAP.......................       $5,924  $7,530  $8,332
                                                                     ======  ======  ======

In the event AGL had not employed any or all of these permitted and prescribed practices, AGL's risk-based capital (RBC) would not have triggered a regulatory event.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that
(1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

RBC charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the Company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial

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AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Hedge accounting was not used for any derivative instruments in 2018, except as allowed under the permitted practice described above related to certain hedges beginning in 2015.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs,

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets were $2.9 billion and $2.6 billion at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM).

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDI.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and returns any premium beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $90 million at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG
43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $66.3 billion of insurance in-force and $1.5 billion of reserves as of December 31, 2018, and $56.8 billion of insurance in-force and $1.3 billion of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the TDI.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

There were no new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, six out-of-period errors were identified and corrected, which increased unassigned surplus by $38 million. The most significant of these were in universal life business reflecting a reduction in reserves and adjustments to reinsurance premiums, partially offset by an increase in annuity reserves.

In 2017, certain prior year errors were identified and corrected, which increased reserves and decreased unassigned surplus by $9 million. The most significant of these was an increase in universal life reserves and a decrease in deferred annuity reserves from the correction of the cash values in the policy administration system.

In 2016, certain prior year errors were identified and corrected, which decreased unassigned surplus by $41 million.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                              Gross      Gross
                                                                  Statement Unrealized Unrealized
(in millions)                                                       Value     Gains      Losses   Fair Value
-------------                                                     --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations...................................  $ 1,754    $   45    $   (42)   $  1,757
   All other governments.........................................    3,046        77       (144)      2,979
   States, territories and possessions...........................      309        22         (1)        330
   Political subdivisions of states, territories and possessions.      376        36         (4)        408
   Special revenue...............................................    8,642       357       (135)      8,864
   Industrial and miscellaneous..................................   79,780     3,574     (1,954)     81,400
   Hybrid securities.............................................      785       132        (19)        898
   Parent, subsidiaries and affiliates...........................       --        --         --          --
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,692     4,243     (2,299)     96,636
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      303        12         (1)        314
   Common stock*.................................................      312        --         --         312
                                                                   -------    ------    -------    --------
Total equity securities..........................................      615        12         (1)        626
                                                                   -------    ------    -------    --------
Total............................................................  $95,307    $4,255    $(2,300)   $ 97,262
                                                                   =======    ======    =======    ========
December 31, 2017................................................
Bonds:
   U.S. government obligations...................................  $ 1,215    $   59    $    (9)   $  1,265
   All other government..........................................    2,878       210        (31)      3,057
   States, territories and possessions...........................      396        46         --         442
   Political subdivisions of states, territories and possessions.      398        63         (1)        460
   Special revenue...............................................    8,360       567        (56)      8,871
   Industrial and miscellaneous..................................   76,098     6,461       (418)     82,141
   Hybrid securities.............................................      578       207         (3)        782
   Parent, subsidiaries and affiliates...........................    4,415       437         --       4,852
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,338     8,050       (518)    101,870
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      211        18         --         229
   Common stock*.................................................       93        --         --          93
                                                                   -------    ------    -------    --------
Total equity securities..........................................      304        18         --         322
                                                                   -------    ------    -------    --------
Total............................................................  $94,642    $8,068    $  (518)   $102,192
                                                                   =======    ======    =======    ========

* Common stock includes $109 million and $6 million of investments in affiliates at December 31, 2018 and 2017, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                                       Less than 12 Months 12 Months or More        Total
                                                       -----------------   -----------------  -----------------
                                                                  Gross              Gross              Gross
                                                        Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
(in millions)                                           Value     Losses    Value    Losses    Value    Losses
-------------                                          -------  ---------- ------- ---------- ------- ----------
December 31, 2018
Bonds:
   U.S. government obligations........................ $   317   $   (11)  $   751   $ (31)   $ 1,068  $   (42)
   All other government...............................   1,295       (85)      610     (58)     1,905     (143)
   U.S. States, territories and possessions...........      67        (1)       --      --         67       (1)
   Political subdivisions of states, territories and
     possessions......................................      85        (1)       34      (3)       119       (4)
   Special revenue....................................   1,698       (46)    2,313     (89)     4,011     (135)
   Industrial and miscellaneous.......................  26,952    (1,193)    9,726    (778)    36,678   (1,971)
   Hybrid securities..................................     174       (11)       58      (8)       232      (19)
   Parent, subsidiaries and affiliates................      --        --        --      --         --       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................  30,588    (1,348)   13,492    (967)    44,080   (2,315)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................      95        (1)        5      --        100       (1)
   Common stock.......................................      61       (14)       --      --         61      (14)
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................     156       (15)        5      --        161      (15)
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $30,744   $(1,363)  $13,497   $(967)   $44,241  $(2,330)
                                                       =======   =======   =======   =====    =======  =======
December 31, 2017
Bonds:
   U.S. government obligations........................ $   336   $    (4)  $    76   $  (5)   $   412  $    (9)
   All other government...............................     473       (25)      145      (6)       618      (31)
   U.S States, territories and possessions............      25        --         5      --         30       --
   Political subdivisions of states, territories and
     possessions......................................      --        --        --      --         --       --
   Special revenue....................................   1,609       (23)      758     (33)     2,367      (56)
   Industrial and miscellaneous.......................   7,272      (235)    3,713    (191)    10,985     (426)
   Hybrid securities..................................      54        (3)        8      --         62       (3)
   Parent, subsidiaries and affiliates................     136        --        --      --        136       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................   9,905      (290)    4,705    (235)    14,610     (525)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................       5        --         5      --         10       --
   Common stock.......................................       1        --        --      --          1       --
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................       6        --         5      --         11       --
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $ 9,911   $  (290)  $ 4,710   $(235)   $14,621  $  (525)
                                                       =======   =======   =======   =====    =======  =======

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 3,983 and 1,814, respectively. Bonds comprised 3,916 of the total, of which 1,397 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 1,778 of the total, of which 526 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

                                                   Statement  Fair
           (in millions)                             Value    Value
           -------------                           --------- -------
           December 31, 2018
           Due in one year or less................  $ 1,217  $ 1,226
           Due after one year through five years..   10,609   10,687
           Due after five years through ten years.   15,586   15,475
           Due after ten years....................   37,210   37,552
           LBaSS..................................   30,129   31,757
                                                    -------  -------
           Total..................................  $94,751  $96,697
                                                    =======  =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $154 million and $175 million at December 31, 2018 and 2017, respectively, which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$6.0 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 16 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $5.5 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 15 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                             December 31,
                                             ----------
                                             2018   2017
                                             ----   ----
                       Consumer cyclical.... 17.2%  14.9%
                       Consumer Noncyclical. 16.9   14.2
                       Energy............... 12.0   16.8

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                          December 31, 2018 December 31, 2017
                                          ----------------- -----------------
                                          Statement  Fair   Statement  Fair
   (in millions)                            Value    Value    Value    Value
   -------------                          --------- ------- --------- -------
   Loan-backed and structured securities.  $30,129  $31,757  $31,991  $34,474
                                           =======  =======  =======  =======

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $47 million, $54 million and $118 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                      Less than 12 Months 12 Months or More       Total
                      ------------------  ----------------  -----------------
                                Gross              Gross              Gross
                      Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
   (in millions)      Value     Losses    Value    Losses    Value    Losses
   -------------      ------  ----------  ------ ---------- ------- ----------
   December 31, 2018
      LBaSS.......... $6,672    $(143)    $3,696   $(137)   $10,368   $(280)
   December 31, 2017.
      LBaSS.......... $3,896    $ (59)    $1,667   $ (81)   $ 5,563   $(140)
                      ======    =====     ======   =====    =======   =====

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                                         December 31,
                                                                                                         -------------
(in millions)                                                                                             2018   2017
-------------                                                                                            ------ ------
Balance, beginning of year.............................................................................. $1,535 $1,481
Increases due to:
   Credit impairment on new securities subject to impairment losses.....................................      9     31
   Additional credit impairment on previously impaired investments......................................     38     30
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or requirement to sell.    180      7
                                                                                                         ------ ------
Balance, end of year.................................................................................... $1,402 $1,535
                                                                                                         ====== ======

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

Mortgage Loans

Mortgage loans had outstanding principal balances of $19.1 billion and $16.0 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 1.90 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic.............  26.3%  28.2%
                      Foreign..................  21.9   16.0
                      Pacific..................  15.6   17.3
                      South Atlantic...........  12.6   12.9
                      West South Central.......   7.4    6.8
                      New England..............   5.6    7.0
                      East North Central.......   5.1    5.1
                      Mountain.................   4.1    4.8
                      East South Central.......   0.8    0.8
                      West North Central.......   0.6    1.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family.............  31.1%  24.0%
                      Office...................  28.6   28.7
                      Retail...................  13.9   15.2
                      Industrial...............   8.1    6.9
                      Hotel/Motel..............   7.6    9.1
                      Other....................  10.7   16.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 244 mortgage loans with outstanding balances of $20 million or more, which loans collectively, aggregated approximately
82 percent of this portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family..  5.75%   2.05%   7.37%   2.10%
                 Retail........  5.48    3.82    5.06    2.53
                 Office........  5.10    3.02    9.17    1.90
                 Hotel.........  4.80    3.00    4.61    4.25
                 Industrial....  4.53    2.11    4.97    2.15
                 Other.........  5.39    3.16    5.00    3.00

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent for both 2018 and 2017.

At December 31, 2018, the Company held $181 million in impaired mortgages with $12 million of related allowances for credit losses and $169 million in impaired loans without a related allowance. At December 31, 2017, the Company held $217 million in impaired mortgages with $12 million of related allowances for credit losses and $205 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $201 million and $273 million, at December 31, 2018 and 2017, respectively. The Company recognized interest income of $5 million, $3 million and $12 million, in 2018, 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                        December 31,
                                                                       ---------------
(in millions)                                                          2018 2017  2016
-------------                                                          ---- ----  ----
Balance, beginning of year............................................ $129 $ 89  $72
   Additions (reductions) charged to unrealized capital loss..........   43   53   17
   Direct write-downs charged against allowance.......................   --  (13)  --
                                                                       ---- ----  ---
Balance, end of year.................................................. $172 $129  $89
                                                                       ==== ====  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                                      December 31,
                                                     ---------------
            (in millions)                             2018    2017
            -------------                            ------- -------
            Current................................. $18,922 $15,834
            30 - 59 days past due...................       4       8
            60 - 89 days past due...................       1       2
            90 - 179 days past due..................       1       1
                                                     ------- -------
            Total................................... $18,928 $15,845
                                                     ======= =======

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $15.8 billion and $13.2 billion, respectively.

The Company had $169 million and $205 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

The Company held no restructured debt for which impairment was recognized for both December 31, 2018 and 2017. At December 31, 2018, the Company had no outstanding commitments to debtors that hold loans with restructured terms. The Company has an outstanding commitment of $4 million to debtors that hold loans with restructured terms, at December 31, 2017.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                                  December 31,
                                                                  ------------
     (in millions)                                                2018   2017
     -------------                                                ----   ----
     Properties occupied by the Company.......................... $ 53   $ 42
     Properties held for production of income....................  110    181
     Properties held for sale....................................   34     --
                                                                   ----  ----
     Total....................................................... $197   $223
                                                                   ====  ====

The Company recognized gains of $1 million, $13 million and $16 million on the sale of real estate property in 2018, 2017 and 2016, respectively. The Company recognized $11 million of impairment write-downs for its investment in real estate during 2018. The Company did not recognize any impairment write-downs for its investment in real estate during 2017. The Company recognized
$2 million of impairment write-downs for its investment in real estate during 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                           December 31,
                                                          --------------
       (in millions)                                       2018    2017
       -------------                                      ------  ------
       Investments in limited liability companies........ $1,474  $2,201
       Investments in limited partnerships...............  1,877   1,759
       Other unaffiliated investments....................  1,026     693
       Receivable for securities.........................    138     541
       Initial margin for futures........................      2      20
       Non-admitted assets...............................   (153)   (181)
                                                          ------  ------
       Total............................................. $4,364  $5,033
                                                          ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $912 million at December 31, 2018. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted by SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures was $44 million, $89 million and $148 million during 2018, 2017 and 2016, respectively.

Net Investment Income

The following table presents the components of net investment income:

                                                      Years ended December 31,
                                                      ----------------------
   (in millions)                                       2018     2017    2016
   -------------                                      ------   ------  ------
   Bonds............................................. $4,897   $4,788  $5,026
   Preferred stocks..................................     13       11      15
   Common stocks.....................................      5        3       2
   Cash and short-term investments...................     29       22       4
   Mortgage loans....................................    798      675     508
   Real estate*......................................     50       53      60
   Contract loans....................................     82       87      90
   Derivatives.......................................    210     (121)   (106)
   Investment income from affiliates.................    165      372     426
   Other invested assets.............................    239      250     325
                                                      ------   ------  ------
   Gross investment income...........................  6,488    6,140   6,350
   Investment expenses...............................   (245)    (259)   (260)
                                                      ------   ------  ------
   Net investment income............................. $6,243   $5,881  $6,090
                                                      ======   ======  ======

* Includes amounts for the occupancy of Company-owned property of $11 million in both 2018 and 2017, and $16 million in 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                                      Years Ended December 31,
                                                      ---------------------
   (in millions)                                       2018      2017    2016
   -------------                                      -----    -------  -----
   Bonds............................................. $ (81)   $   109  $(406)
   Preferred stocks..................................    --          1     --
   Common stocks.....................................    --         --    303
   Cash and short-term investments...................    (2)       (13)    (8)
   Mortgage loans....................................   (26)         6    (13)
   Real estate.......................................   (10)         7     41
   Derivatives.......................................  (330)    (1,412)   377
   Other invested assets.............................    28         65    504
                                                      -----    -------  -----
   Realized capital (losses) gains...................  (421)    (1,237)   798
   Federal income tax benefit (expense)..............    88        433   (279)
   Net (gains) losses transferred to IMR.............    (9)      (124)   115
                                                      -----    -------  -----
   Net realized capital (losses) gains............... $(342)   $  (928) $ 634
                                                      =====    =======  =====

During 2018, 2017 and 2016, the Company recognized $192 million, $98 million and $237 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                                     Years Ended December 31,
                                                     -----------------------
  (in millions)                                       2018    2017     2016
  -------------                                      ------  ------  -------
  Proceeds.......................................... $8,165  $7,403  $11,470
                                                     ------  ------  -------
  Gross realized capital gains...................... $  191  $  330  $   337
  Gross realized capital losses.....................   (176)    (87)    (446)
                                                     ------  ------  -------
  Net realized capital gains (losses)............... $   15  $  243  $  (109)
                                                     ======  ======  =======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                                       Years Ended December 31,
                                                                       -----------------------
(in millions)                                                           2018     2017    2016
-------------                                                           -----   -----   -----
Bonds................................................................. $(171)   $ 253   $(107)
Preferred and common stocks...........................................   (12)      (3)    (53)
Mortgage loans........................................................  (248)     179    (203)
Derivatives...........................................................    88     (107)    207
Other invested assets.................................................    (6)      32    (865)
Other.................................................................    32      (71)     --
Federal income tax benefit............................................    93       24     364
                                                                        -----   -----   -----
Net change in unrealized (losses) gains of investments................ $(224)   $ 307   $(657)
                                                                        =====   =====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                                     Number             Aggregate
                                                     of 5*    Aggregate   Fair
Investment                                         Securities   BACV      Value
----------                                         ---------- --------- ---------
(in millions)
-------------
2018
Bonds - AC........................................     23       $296      $294
LBass - AC........................................      2         34        34
Preferred Stock - AC..............................      4          5         8
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     29       $336      $336
                                                       ==       ====      ====
2017
Bonds - AC........................................     16       $135      $135
LBass - AC........................................     --         --        --
Preferred Stock - AC..............................     --         --        --
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     16       $135      $135
                                                       ==       ====      ====
AC - Amortized Cost
FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $438 million and $2.4 billion, respectively, pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         30 days or less................................... $148  $  514
         31 to 60 days.....................................   68     899
         61 to 90 days.....................................  231   1,047
                                                            ----  ------
         Subtotal..........................................  447   2,460
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $447  $2,460
                                                            ====  ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                   December 31, 2018    December 31, 2017
                                  -------------------- --------------------
                                  Amortized            Amortized
     (in millions)                  Cost    Fair Value   Cost    Fair Value
     -------------                --------- ---------- --------- ----------
     Open positions..............   $352       $352     $2,418     $2,418
                                    ----       ----     ------     ------
     Subtotal....................    352        352      2,418      2,418
     Securities collateral
       received..................     --         --         --         --
                                    ----       ----     ------     ------
     Total collateral reinvested.   $352       $352     $2,418     $2,418
                                    ====       ====     ======     ======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $124 million and $1.2 billion, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         Open positions.................................... $119  $   --
         30 days or less...................................   --     354
         31 to 60 days.....................................   --     439
         61 to 90 days.....................................   --     381
         Greater than 90 days..............................   --      --
                                                            ----  ------
         Subtotal..........................................  119   1,174
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $119  $1,174
                                                            ====  ======

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $ 47    $262    $110    $148    $ 98   $  225   $119    $ 24
Overnight...............................    --     366      32      --      --      318     61      --
2 Days to 1 Week........................    --     357     107      --      --      732    172       5
> 1 Week to 1 Month.....................    --     512     199      --     176    1,044    624      65
> 1 Month to 3 Months...................    --     861     290      --      34    1,615    636      31
> 3 Months to 1 Year....................    --     128      13      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $107    $158    $125    $137    $111   $  140   $128    $119
Overnight...............................    --      93      16      93       1      121     11      --
2 Days to 1 Week........................    --      --      --      --      13       13     13      --
> 1 Week to 1 Month.....................    --      --      --      --      --       --     --      --
> 1 Month to 3 Months...................    --      --      --      --      --       --     --      --
> 3 Months to 1 Year....................    --      --      --      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $ 47   $2,485   $751    $148    $308   $3,933  $1,612   $124

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
                                         Minimum Maximum Balance Balance Minimum Maximum Balance Balance
                                         ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $107   $  251   $140    $230    $124   $  273  $  151   $119

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                            December 31, 2018 December 31, 2017
                                            ----------------- ----------------
                                            Amortized  Fair   Amortized  Fair
   (in millions)                              Cost     Value    Cost     Value
   -------------                            ---------  -----  ---------  ------
   Open positions..........................   $129     $124    $   --    $   --
   Greater than three years................     --       --     1,095     1,196
                                              ----     ----    ------    ------
   Subtotal................................    129      124     1,095     1,196
   Securities collateral received..........     --       --        --        --
                                              ----     ----    ------    ------
   Total collateral reinvested.............   $129     $124    $1,095    $1,196
                                              ====     ====    ======    ======

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $128     $--     $--     $--    $109
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     134      --      --      --     108

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $242     $--     $--     $--    $129
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     233      --      --      --     124

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
      Bonds - FV... $--   $27    $66    $16    $16    $--    $--     $--
                    ===   ===    ===    ===    ===    ===    ===     ===

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                   December 31,
                                                   -------------
                (in millions)                       2018   2017
                -------------                      ------ ------
                On deposit with states............ $   48 $   48
                Securities lending................    425  2,112
                Collateral held on securities
                  lending.........................    447  2,460
                FHLB stock and collateral pledged.  3,851  1,042
                Subject to repurchase agreements..    129  1,095
                Collateral for derivatives........    580  1,559
                Guaranteed interest contracts.....     44    117
                Other restricted assets...........     78     --
                                                   ------ ------
                Total............................. $5,602 $8,433
                                                   ====== ======

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                                       Book
                                                     Adjusted                OTTI
                                                     Statement            Recognized
(in millions)                            Actual Cost   Value   Fair Value  to Date
-------------                            ----------- --------- ---------- ----------
December 31, 2018
In general account:
   RMBS.................................   $1,210     $1,167     $1,390      $(15)
   CDOs.................................      911        923        957        (8)
   CMBS.................................       11         11         10        --
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,132     $2,101     $2,357      $(23)
                                           ======     ======     ======      ====
December 31, 2017
In general account:
   RMBS.................................   $1,152     $1,174     $1,419      $(22)
   CDOs.................................    1,013      1,017      1,055       (22)
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,165     $2,191     $2,474      $(44)
                                           ======     ======     ======      ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. As discussed in Note 2, the Company received approval from the TDI to apply a permitted practice, whereby certain interest rate swaps and swaptions that are used to hedge guaranteed minimum withdrawal benefits are reported at amortized cost. The cost basis of these swaps is carried on the balance sheet and amortized into net investment income over the life of the swap. Periodic cash settlements are also recognized in net investment income. All other derivative financial instruments that do not qualify for hedge accounting are carried at fair value and the changes in fair value are recorded in surplus as unrealized gains or losses, net of deferred taxes. The statement value of the Company's exchange traded futures contracts reflects the one-day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $88 million in 2018, an unrealized capital loss of $107 million in 2017 and an unrealized gain of $207 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency, in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                               December 31, 2018              December 31, 2017
                                         -----------------------------  -----------------------------
                                         Contract or                    Contract or
                                          Notional   Statement  Fair     Notional   Statement  Fair
(in millions)                              Amount      Value    Value     Amount      Value    Value
-------------                            ----------- --------- -------  ----------- --------- -------
Assets:
   Interest rate contracts..............   $26,901    $ 1,360  $ 1,080    $24,647    $   669  $   349
   Foreign exchange contracts...........     6,331        511      511      2,302        398      398
   Equity contracts.....................    45,769        902      902     25,379      1,137    1,137
                                           -------    -------  -------    -------    -------  -------
Derivative assets, gross................    79,001      2,773    2,493     52,328      2,204    1,884
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative assets, net..................   $79,001    $ 1,635  $ 1,094    $52,328    $   655  $   335
                                           =======    =======  =======    =======    =======  =======
Liabilities:
   Interest rate contracts..............   $16,121    $   426  $   549    $20,310    $   661  $   771
   Foreign exchange contracts...........     2,328        266      266      4,796        448      448
   Equity contracts.....................    33,886        649      649     11,318        889      889
   Other contracts......................        58          6        6         59          5        5
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, gross...........    52,393      1,347    1,470     36,483      2,003    2,113
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, net.............   $52,393    $   209  $    71    $36,483    $   454  $   564
                                           =======    =======  =======    =======    =======  =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                             December 31, 2018    December 31, 2017
                                                                            -------------------  -------------------
(in millions)                                                                Assets  Liabilities  Assets  Liabilities
-------------                                                               -------  ----------- -------  -----------
Gross amount recognized.................................................... $ 2,773    $(1,347)  $ 2,204    $(2,003)
Amount offset..............................................................  (1,138)     1,138    (1,549)     1,549
                                                                            -------    -------   -------    -------
Net amount presented in the Statement of Admitted Assets, Liabilities, and
  Capital and Surplus...................................................... $ 1,635    $  (209)  $   655    $  (454)
                                                                            =======    =======   =======    =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                      December 31, 2018 December 31, 2017
                                      ----------------- -----------------
                                      Contract          Contract
                                         or     Final      or     Final
                                      Notional Maturity Notional Maturity
       (in millions)                   Amount    Date    Amount    Date
       -------------                  -------- -------- -------- --------
       Derivative assets:
          Interest rate contracts.... $26,901    2055   $24,646    2049
          Foreign exchange contracts.   6,331    2056     2,302    2035
          Equity contracts...........  45,769    2028    25,379    2028
       Derivative liabilities:
          Interest rate contracts....  16,121    2056    20,310    2056
          Foreign exchange contracts.   2,328    2051     4,796    2056
          Equity contracts...........  33,886    2022    11,318    2022
          Other contracts............      58    2042        59    2042

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$466 million and $710 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


..   Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                  Admitted
                                                      Aggregate   Assets or
(in millions)                                         Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                         ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds.............................................  $ 96,620    $94,675   $   35  $79,744 $16,841
   Preferred stocks..................................       240        228        6      220      14
   Common stocks.....................................       138        138       --      138      --
   Cash, cash equivalents and short-term investments.     1,547      1,547    1,228      319      --
   Mortgage loans....................................    19,182     18,928       --       --  19,182
   Contract loans....................................     1,307      1,307       --       --   1,307
   Derivatives.......................................       404        807       --      404      --
   Receivables for securities........................       138        138       --      138      --
   Securities lending reinvested collateral assets...       352        352       --      352      --
   Separate account assets...........................     5,484      5,618       --    5,484      --
Liabilities:
   Policy reserves and contractual liabilities.......    11,843     11,191       --      339  11,504
   Payable for securities............................       362        362       --      362      --
   Payable for securities lending....................       447        447       --      447      --
                                                       ========    =======   ======  ======= =======
December 31, 2017....................................
Assets:
   Bonds.............................................  $101,792    $94,260   $  200  $82,367 $19,225
   Preferred stocks..................................       229        211       11      205      13
   Common stocks.....................................        38         38       --       38      --
   Cash, cash equivalents and short-term investments.       119        119      (96)     215      --
   Mortgage loans....................................    16,156     15,845       --       --  16,156
   Contract loans....................................     1,340      1,340       --       --   1,340
   Receivables for securities........................       541        541       --      541      --
   Securities lending reinvested collateral assets...     2,418      2,418       --    2,418      --
   Separate account assets...........................     4,470      4,553       --    4,092     378
Liabilities:
   Policy reserves and contractual liabilities.......     7,673      6,507       --      386   7,287
   Derivatives.......................................       548        118       --      548      --
   Payable for securities............................       554        554       --      554      --
   Payable for securities lending....................     2,460      2,460       --    2,460      --
                                                       ========    =======   ======  ======= =======

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                                Counterparty
(in millions)                           Level 1 Level 2 Level 3   Netting*    Total
-------------                           ------- ------- ------- ------------ -------
December 31, 2018
Assets at fair value:
Bonds..................................
   U.S. special revenue................ $    -- $   --   $  1     $    --    $     1
   Industrial and miscellaneous........      --      4     13          --         17
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --      4     14          --         18
                                        ------- ------   ----     -------    -------
Preferred stock........................
   Industrial and miscellaneous........      --     --     75          --         75
                                        ------- ------   ----     -------    -------
   Total preferred stock...............      --     --     75          --         75
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........      21     --      3          --         24
   Mutual funds........................      41     --     --          --         41
                                        ------- ------   ----     -------    -------
   Total common stock..................      62     --      3          --         65
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    212     --          --        212
   Foreign exchange contracts..........      --    511     --          --        511
   Equity contracts....................     129    704     69          --        902
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative assets................     129  1,427     69      (1,138)       487
                                        ------- ------   ----     -------    -------
Separate account assets................  42,094  1,905     --          --     43,999
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $42,285 $3,336   $161     $(1,138)   $44,644
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     3 $   82   $ --     $    --    $    85
   Foreign exchange contracts..........      --    266     --          --        266
   Equity contracts....................       9    640     --          --        649
   Other contracts.....................      --     --      6          --          6
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........      12    988      6      (1,138)      (132)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $    12 $  988   $  6     $(1,138)   $  (132)
                                        ======= ======   ====     =======    =======
December 31, 2017......................
Assets at fair value:
Bonds..................................
   Industrial and miscellaneous........ $    -- $   76   $  2     $    --    $    78
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --     76      2          --         78
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........       2     --      3          --          5
   Mutual funds........................      44     --     --          --         44
   Parent, subsidiaries and affiliates.       6     --     --          --          6
                                        ------- ------   ----     -------    -------
   Total common stock..................      52     --      3          --         55
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    232     --          --        232
   Foreign exchange contracts..........      --    398     --          --        398
   Equity contracts....................     181    877     78          --      1,136
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative assets................     181  1,507     78      (1,549)       217
                                        ------- ------   ----     -------    -------
Separate account assets................  47,609  1,941     --          --     49,550
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $47,842 $3,524   $ 83     $(1,549)   $49,900
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     2 $  105   $ --     $    --    $   107
   Foreign exchange contracts..........      --    448     --          --        448
   Equity contracts....................       1    888     --          --        889
   Other contracts.....................      --     --      5          --          5
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........       3  1,441      5      (1,549)      (100)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $     3 $1,441   $  5     $(1,549)   $  (100)
                                        ======= ======   ====     =======    =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Preferred Common Derivative Total  Derivative
(in millions)                                       Bonds   Stocks   Stocks   Assets   Assets Liabilities
-------------                                       -----  --------- ------ ---------- ------ -----------
Balance, January 1, 2016........................... $ 163     --      $--      $ 53    $ 216      $ 8
Total realized/unrealized capital gains or losses:
   Included in net income..........................    20     --       --         4       24        2
   Included in surplus.............................     2     --       --         3        5       (3)
Purchases, issuances and settlements...............   210     --       --        (5)     205       (2)
Transfers into Level 3.............................    81     --       --        --       81       --
Transfers out of Level 3...........................  (316)    --       --        --     (316)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2016......................... $ 160     --      $--      $ 55    $ 215      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (5)    --       --        15       10        1
   Included in surplus.............................    17     --       --        24       41       --
Purchases, issuances and settlements...............    45     --        3       (15)      33       (1)
Transfers into Level 3.............................     1     --       --        --        1       --
Transfers out of Level 3...........................  (216)    --       --        --     (216)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2017......................... $   2     --      $ 3      $ 79    $  84      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (1)    --       --        13       12        1
   Included in surplus.............................    (1)    --        6       (44)     (39)       1
Purchases, issuances and settlements...............    12     75        1        21      109       (1)
Transfers into Level 3.............................    17     --       --        --       17       --
Transfers out of Level 3...........................   (15)    --       (7)       --      (22)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2018                          $  14     75      $ 3      $ 69    $ 161      $ 6
                                                    =====     ==      ===      ====    =====      ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities and transfers between Level 2 and Level 3 securities were less than one million.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable and unobservable inputs.

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- ------
      December 31, 2018
      Derivative assets at fair value......  $129   $1,427    $69   $1,625
      Derivative liabilities at fair value.    12      988      6    1,006
      December 31, 2017....................
      Derivative assets at fair value......  $181   $1,508    $78   $1,767
      Derivative liabilities at fair value.     3    1,441      5    1,449

10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                           Years ended
                                                                          December 31,
                                                                       ------------------
(in millions)                                                            2018      2017
-------------                                                          --------  --------
Life insurance........................................................ $ 37,837  $ 36,825
Annuities (excluding supplementary contracts with life contingencies).   72,274    69,334
Supplementary contracts with life contingencies.......................      517       467
Accidental death benefits.............................................       20        21
Disability - active lives.............................................       34        36
Disability - disabled lives...........................................      255       269
Excess of AG 43 reserves over basic reserves..........................    1,303       910
Deficiency reserves...................................................    1,497     1,266
Other miscellaneous reserve...........................................      832       688
                                                                       --------  --------
   Gross life and annuity reserves....................................  114,569   109,816
   Reinsurance ceded..................................................  (23,214)  (22,276)
                                                                       --------  --------
Net life and annuity reserves.........................................   91,355    87,540
                                                                       --------  --------
Accident and health reserves..........................................
   Unearned premium reserves..........................................       11        13
   Present value of amounts not yet due on claims.....................      255       282
   Additional contract reserves.......................................      544       547
                                                                       --------  --------
   Gross accident and health reserves.................................      810       842
   Reinsurance ceded..................................................      (22)      (30)
                                                                       --------  --------
Net accident and health reserves......................................      788       812
                                                                       --------  --------
Aggregate policy reserves............................................. $ 92,143  $ 88,352
                                                                       ========  ========

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate   Separate
                                                                            Accounts   Accounts
                                                                   General    With       Non-
(in millions)                                                      Account Guarantee* Guaranteed*  Total   Percent
-------------                                                      ------- ---------- ----------- -------- -------
December 31, 2018
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $16,120   $1,482     $    --   $ 17,602   13.6%
   At book value less current surrender charge of 5% or more......   9,677       --          --      9,677    7.5
   At fair value..................................................      --       71      39,763     39,834   30.8
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  25,797    1,553      39,763     67,113   51.9
At book value with minimal or no charge or no adjustment..........  31,229       --           1     31,230   24.1
Not subject to discretionary withdrawal...........................  27,794    3,187          83     31,064   24.0
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  84,820    4,740      39,847    129,407  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $84,499   $4,740     $39,847   $129,086
                                                                   =======   ======     =======   ========
December 31, 2017.................................................
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $13,452   $1,254     $    --   $ 14,706   11.5%
   At book value less current surrender charge of 5% or more......   7,872       --          --      7,872    6.1
   At fair value..................................................      --       88      44,892     44,980   35.1
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  21,324    1,342      44,892     67,558   52.7
At book value with minimal or no charge or no adjustment..........  32,754       --           2     32,756   25.5
Not subject to discretionary withdrawal...........................  25,419    2,500          86     28,005   21.8
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  79,497    3,842      44,980    128,319  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $79,176   $3,842     $44,980   $127,998
                                                                   =======   ======     =======   ========

* Represents annuity reserves reported in separate accounts liabilities.

11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Certain other separate accounts relate to MVA fixed annuity contracts in which the assets are carried at amortized cost. These policies are required to be held in the Company's separate account by certain states, including Texas.

Certain other separate accounts relate to flexible premium adjustable life insurance and terminal funding annuities in which the assets are carried at amortized cost. These contracts provide the greater of guaranteed interest returns defined in the policy or interest in excess of the guaranteed rate as defined by the Company.

The Company does not engage in securities lending transactions within the separate accounts.

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents separate account assets by product or transaction:

                                                      December 31, 2018    December 31, 2017
                                                     -------------------- --------------------
                                                                Separate             Separate
                                                                Accounts             Accounts
                                                                 Assets               Assets
                                                      Legally     (Not     Legally     (Not
                                                     Insulated  Legally   Insulated  Legally
(in millions)                                         Assets   Insulated)  Assets   Insulated)
-------------                                        --------- ---------- --------- ----------
Variable annuities..................................  $40,920    $   --    $46,234    $   --
Variable life.......................................    3,055        --      3,286        --
Bank-owned life insurance--hybrid...................      804        --        653        --
Deferred annuities with MVA features................      225        --        387        --
Terminal funding....................................    3,175        --      2,489        --
Annuities with MVA features.........................       --     1,243         --       866
Fixed annuities excess interest adjustment features.       --       196         --       189
                                                      -------    ------    -------    ------
Total...............................................  $48,179    $1,439    $53,049    $1,055
                                                      =======    ======    =======    ======

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $6.7 billion and $5.8 billion, respectively.

There was no separate account business seed money at December 31, for both 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                       Risk
                                      Charge
                                     paid by  Guarantees
                                       the    Paid by the
                                     Separate   General
                      (in millions)  Account    Account
                      -------------  -------- -----------
                          2018......   $324       $41
                          2017......    292        40
                          2016......    330        52
                          2015......    279        52
                          2014......    204        43

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents information regarding the separate accounts:

                                                         Non-indexed  Non-indexed
                                                          Guarantee    Guarantee  Non-guaranteed
                                                         less than or  more than     Separate
(in millions)                                    Indexed equal to 4%      4%         Accounts     Total
-------------                                    ------- ------------ ----------- -------------- -------
December 31, 2018
Premiums, considerations or deposits............  $241      $   --       $ 43        $ 3,090     $ 3,374
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,885     $42,885
   Amortized costs..............................   958       3,769        415             --       5,142
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $958      $2,199       $415        $    --     $ 3,572
   At market value..............................    --          --         --         42,802      42,802
                                                  ----      ------       ----        -------     -------
Subtotal........................................   958       2,199        415         42,802      46,374
Not subject to discretionary withdrawal.........    --       1,570         --             83       1,653
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
December 31, 2017...............................
Premiums, considerations or deposits............  $185      $   --       $ 70        $ 4,444     $ 4,699
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $48,116     $48,116
   Amortized costs..............................   739       3,096        395             --       4,230
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $739      $  596       $395        $    --     $ 1,730
   At market value..............................    --          --         --         48,030      48,030
                                                  ----      ------       ----        -------     -------
Subtotal........................................   739         596        395         48,030      49,760
Not subject to discretionary withdrawal.........    --       2,500         --             86       2,586
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
December 31, 2016...............................
Premiums, considerations or deposits............  $222      $    1       $106        $ 3,040     $ 3,369
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,715     $42,715
   Amortized costs..............................   586       1,075        343             --       2,004
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $586      $  621       $343        $    --     $ 1,550
   At market value..............................    --          --         --         42,632      42,632
                                                  ----      ------       ----        -------     -------
Subtotal........................................   586         621        343         42,632      44,182
Not subject to discretionary withdrawal.........    --         454         --             83         537
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                  Years ended December 31,
                                                                 -------------------------
(in millions)                                                      2018     2017     2016
-------------                                                    -------  -------  -------
Transfers to separate accounts.................................. $ 3,373  $ 4,699  $ 3,356
Transfers from separate accounts................................  (4,147)  (3,393)  (3,055)
                                                                 -------  -------  -------
Net transfers to (from) separate accounts.......................    (774)   1,306      301
Reconciling adjustments:
   Deposit-type contracts.......................................      --       --        2
                                                                 -------  -------  -------
Total reconciling adjustments...................................      --       --        2
                                                                 -------  -------  -------
Transfers as reported in the Statutory Statements of Operations. $  (774) $ 1,306  $   303
                                                                 =======  =======  =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB, GMIB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $1.3 billion and $910 million at December 31, 2018 and 2017, respectively. The Company chose to record reserves in excess of AG 43 minimum reserves at both December 31, 2018 and 2017, such that the reserves in both periods equal the C3 Phase II Total Asset Requirement level.

GMDB and GMIB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. GMIB guarantees a minimum level of periodic income payments upon annuitization. GMDB is the Company's most widely offered benefit; variable annuity contracts may also include GMIB to a lesser extent, which is no longer offered.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $2.3 billion and $1.0 billion at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $185 million and $375 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 0.01 percent,
0.01 percent and 0.75 percent of gross insurance in-force at December 31, 2018, 2017 and 2016, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were ($13) million, $18 million and $19 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

14. PREMIUM AND ANNUITY CONSIDERATION DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                     December 31, 2018 December 31, 2017
                                     ----------------  ----------------
                                              Net of            Net of
              (in millions)          Gross    Loading  Gross    Loading
              -------------          -----    -------  -----    -------
              Ordinary new business. $ (10)    $(10)   $  (4)     $(4)
              Ordinary renewal......  (395)     147     (473)      41
              Group life............     1        1        6        6
                                      -----    ----     -----     ---
              Total................. $(404)    $138    $(471)     $43
                                      =====    ====     =====     ===

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed in 2018, 2017 and 2016 were $26 million, $30 million and $33 million, respectively. Reinsurance premiums ceded in 2018, 2017 and 2016 were $25.2 billion, $2.6 billion and $6.1 billion, respectively. Additionally, reserves on reinsurance assumed were $1.4 billion at both December 31, 2018, 2017 and 2016. The reserve credit taken on reinsurance ceded was $23.3 billion, $22.3 billion and $21.2 billion at December 31, 2018, 2017 and 2016, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were
$306 million and $426 million, respectively.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs. Prior to 2016, the Company managed the capital impact of statutory reserve requirements under Regulation XXX and Guideline AXXX through intercompany reinsurance transactions. Regulation XXX and Guideline AXXX reserves related to new and in-force business (term and universal life) were ceded to the Parent under a coinsurance/modified coinsurance agreement effective January 1, 2011 (the AGC Co/Modco Agreement), prior to the recapture of in-force business effective December 31, 2016. New business is still ceded under this treaty.

In 2018, the AGC Life Co/Modco Agreement increased the Company's pre-tax earnings by $382 million, while in 2017, the AGC Life Co/Modco Agreement increased pre-tax earnings by $289 million. In 2016, the AGC Life Co/Modco Agreement decreased pre-tax earnings by $6.3 billion. The pretax loss from the 2016 recapture was $6.5 billion.

In September 2016, the Company entered into a reinsurance agreement with Hannover Life Reassurance Company of America (Hannover), effective July 1, 2016, under which the Company ceded approximately $5 billion of reserves to Hannover, which included a block of whole life policies on a coinsurance with funds withheld basis and a block of current assumption universal life business on a yearly renewable term basis. This reinsurance agreement released

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

excess statutory capital of approximately $1 billion, which was included in dividends paid ultimately by the Company to AIG in September 2016.

Effective December 31, 2016, the Company recaptured certain term and universal life reserves that had been ceded to AGC Life and concurrently amended the July 1, 2016 reinsurance treaty with Hannover to add this in-force term and guaranteed universal life business on a coinsurance basis and additional universal life on a yearly renewable term basis. The Company ceded approximately $14 billion of such reserves to Hannover under the treaty amendment, which was effective December 31, 2016.

In 2017, the coinsurance reserve was increased as a result of actuarial reserve changes impacting prior periods. The amount of the reserve increase as of January 1, 2017 was $155 million, with the after tax increase of $107 million reported as an adjustment to the Change in Surplus as a Result of Reinsurance.

                                                                         December 31, 2016
                                                           July 1, 2016 -------------------
Increase (Decrease)                                         Cession to            Cession to Net Impact of
(in millions)                                                Hannover   Recapture  Hannover   Reinsurance
-------------------                                        ------------ --------- ---------- -------------
Statement of Admitted Assets, Liabilities and Capital and
  Surplus.................................................
   Deferred and uncollected premium.......................   $   (38)    $    --   $   (764)   $   (802)
   Aggregate reserve for life contracts...................    (5,349)      6,482    (14,266)    (13,133)
   Current federal income taxes due.......................        47      (1,790)     2,501         758
   Funds held under coinsurance...........................     4,492          --      5,482       9,974
                                                             -------     -------   --------    --------
   Total capital and surplus..............................   $   772     $(4,692)  $  5,519    $  1,599
                                                             -------     -------   --------    --------
Statement of Operations...................................
Premiums..................................................   $(5,349)    $15,806   $(14,266)   $ (3,809)
Commissions on reinsurance ceded..........................        47      (6,482)     6,607         172
Reserve adjustments on reinsurance ceded..................        --      (9,324)        --      (9,324)
                                                             -------     -------   --------    --------
Total revenue.............................................    (5,302)         --     (7,659)    (12,961)
Increase in aggregate reserves for life...................    (5,349)      6,482    (14,266)    (13,133)
Federal income tax expense (benefit)......................        47      (1,790)     2,501         758
                                                             -------     -------   --------    --------
Net income................................................   $    --     $(4,692)  $  4,106    $   (586)
                                                             -------     -------   --------    --------
Capital and Surplus Account
Change in surplus as a result of reinsurance..............   $   772     $    --   $  1,413    $  2,185
                                                             -------     -------   --------    --------

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and USL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company did not receive a ceding commission at contract inception.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld......................................................     $152
                                                                         ----

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018        Total
-------------------                                                            ---------- -------------- -------------- --------
Statutory Statement of Operations
Premiums and annuity considerations...........................................  $(22,152)    $  (311)       $  (291)    $(22,754)
Commissions and expense allowances............................................        --          57             53          110
Reserve adjustments on reinsurance ceded......................................    22,152      (1,699)        (1,778)      18,675
                                                                                --------     -------        -------     --------
Total revenues................................................................        --      (1,953)        (2,016)      (3,969)
                                                                                --------     -------        -------     --------
Death benefits................................................................        --        (249)          (249)        (498)
Annuity benefits..............................................................        --      (1,040)        (1,019)      (2,059)
Surrender benefits............................................................        --        (131)          (133)        (264)
Other benefits................................................................        --        (164)          (334)        (498)
Other expenses................................................................        --          --             (1)          (1)
                                                                                --------     -------        -------     --------
Total benefits and expenses...................................................        --      (1,584)        (1,736)      (3,320)
                                                                                --------     -------        -------     --------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               --        (369)          (280)        (649)
Dividends to policyholders....................................................        --         (13)           (12)         (25)
                                                                                --------     -------        -------     --------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     --     $  (356)       $  (268)    $   (624)
                                                                                --------     -------        -------     --------

During 2018, 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $529 thousand, $500 thousand and $1.7 million, respectively.

The Company has an annuity Co/Modco agreement with an affiliate, AIG Life of Bermuda, Ltd. (AIGB), in which AIGB reinsures certain deferred annuity contracts issued between 2003 and 2007. The agreement is such that the Company retains and controls assets held in relation to the related reserve. As of December 31, 2018 and 2017, the assets and liabilities resulting from the agreement and recorded in the accompanying financial statements were $7.2 billion and $8.1 billion, respectively. In 2018, the Agreement decreased the Company's pre-tax earnings by $1 million and $2 million in 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

.. Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

.. Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

.. If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $1.7 billion attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $499 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computations, and recorded offsetting decreases of $192 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                             December 31, 2018       December 31, 2017            Change
                                          ----------------------- ----------------------- ----------------------
(in millions)                             Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                             -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA................................  $1,837  $1,645  $3,482  $1,916  $1,395  $3,311  $ (79)   $250   $ 171
Statutory valuation allowance adjustment.      --     220     220      --      --      --     --     220     220
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Adjusted gross DTA.......................   1,837   1,425   3,262   1,916   1,395   3,311    (79)     30     (49)
DTA non-admitted.........................     928   1,425   2,353     670   1,395   2,065    258      30     288
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Net admitted DTA.........................     909      --     909   1,246      --   1,246   (337)     --    (337)
DTL......................................     392      --     392     557      --     557   (165)     --    (165)
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Total....................................  $  517  $   --  $  517  $  689  $   --  $  689  $(172)   $ --   $(172)
                                           ======  ======  ======  ======  ======  ======  =====    ====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                       December 31, 2018       December 31, 2017            Change
                                                    ----------------------- ----------------------- ----------------------
(in millions)                                       Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                                       -------- ------- ------ -------- ------- ------ -------- ------- -----
Admission calculation components...................
SSAP 101
   Federal income taxes paid in prior years
     recoverable through loss carry backs..........   $ --     $--   $   --  $   --    $--   $   --  $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation.......    517      --      517     689     --      689   (172)     --    (172)
       1. Adjusted gross DTA expected to be
         realized following the reporting date.....    517      --      517     689     --      689   (172)     --    (172)
       2. Adjusted gross DTA allowed per
         limitation threshold......................     --      --    1,114      --     --    1,301     --      --    (187)
   Adjusted gross DTA (excluding the amount of
     DTA from above) offset by gross DTL...........    392      --      392     557     --      557   (165)     --    (165)
                                                      ----     ---   ------  ------    ---   ------  -----     ---   -----
DTA admitted as the result of application of SSAP
  101..............................................   $909     $--   $  909  $1,246    $--   $1,246  $(337)    $--   $(337)
                                                      ====     ===   ======  ======    ===   ======  =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                                Years ended
                                                                               December 31,
                                                                              --------------
($ in millions)                                                                2018    2017
---------------                                                               ------  ------
Ratio percentage used to determine recovery period and threshold limitation
  amount.....................................................................    738%    869%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation amount................................................ $7,423  $8,676
                                                                              ======  ======

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                        Years Ended December 31,
                                                        ------------------------
   (in millions)                                        2018     2017     2016
   -------------                                        ----    ------   ------
   Current income tax expense..........................
      Federal.......................................... $513    $1,025   $1,182
      Foreign..........................................   --        --       --
                                                         ----   ------   ------
      Subtotal.........................................  513     1,025    1,182
      Federal income tax on net capital gains (losses).  (88)     (433)     279
                                                         ----   ------   ------
      Federal income tax incurred...................... $425    $  592   $1,461
                                                         ====   ======   ======

                                                                                    Years Ended
                                                                                   December 31,
                                                                                   -------------
(in millions)                                                                       2018   2017  Change
-------------                                                                      ------ ------ ------
Deferred tax assets:
   Ordinary:
       Policyholder reserves...................................................... $  812 $  959 $(147)
       Investments................................................................     50     70   (20)
       Deferred acquisition costs.................................................    366    366    --
       Fixed assets...............................................................    373    282    91
       Compensation and benefits accrual..........................................     41      3    38
       Tax credit carryforward....................................................    151    160    (9)
       Other (including items less than 5% of total ordinary tax assets)..........     44     76   (32)
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,837  1,916   (79)
       Statutory valuation allowance adjustment...................................     --     --    --
       Non-admitted...............................................................    928    670   258
                                                                                   ------ ------ -----
       Admitted ordinary deferred tax assets......................................    909  1,246  (337)
                                                                                   ------ ------ -----
Capital:
       Investments................................................................  1,645  1,395   250
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,645  1,395   250
   Statutory valuation allowance adjustment.......................................    220     --   220
   Non-admitted...................................................................  1,425  1,395    30
                                                                                   ------ ------ -----
   Admitted capital deferred tax assets...........................................     --     --    --
                                                                                   ------ ------ -----
Admitted deferred tax assets......................................................    909  1,246  (337)
                                                                                   ------ ------ -----
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium...........................................     78     58    20
       Policyholder reserves......................................................    269    499  (230)
       Other (including items less than 5% of total ordinary tax liabilities).....     45     --    45
                                                                                   ------ ------ -----
       Subtotal...................................................................    392    557  (165)
                                                                                   ------ ------ -----
Capital:
       Other (including items less than 5% of total capital tax liabilities)......     --     --    --
                                                                                   ------ ------ -----
       Subtotal...................................................................     --     --    --
                                                                                   ------ ------ -----
Deferred tax liabilities..........................................................    392    557  (165)
                                                                                   ------ ------ -----
Net deferred tax assets (liabilities)............................................. $  517 $  689 $(172)
                                                                                   ------ ------ -----

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended
                                                December 31,
                                                -------------
            (in millions)                        2018   2017  Change
            -------------                       ------ ------ ------
            Total adjusted deferred tax assets. $3,262 $3,311 $ (49)
            Total deferred tax liabilities.....    392    557  (165)
                                                ------ ------ -----
            Net adjusted deferred tax assets... $2,870 $2,754   116
                                                ====== ======
            Tax effect of unrealized gains
              (losses).........................                 (93)
            Transfer of deferred item to
              subsidiary.......................                   1
                                                              -----
            Change in net deferred income tax..               $  24
                                                              =====

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                            December 31, 2018 December 31, 2017 December 31, 2016
                                            ---------------   ----------------  ----------------
                                                    Effective         Effective         Effective
(in millions)                               Amount  Tax Rate  Amount  Tax Rate  Amount  Tax Rate
-------------                               ------  --------- ------  --------- ------  ---------
Income tax expense at applicable rate......  $208     21.0%   $  465     35.0%  $1,028     35.0%
Change in valuation adjustment.............   220     22.2      (366)   (27.6)    (554)   (18.9)
Amortization of interest maintenance
  reserve..................................   (30)    (3.0)      (43)    (3.3)     (35)    (1.2)
Disregarded entities.......................    20      2.1        23      1.8       67      2.3
Dividends received deduction...............   (20)    (2.1)      (47)    (3.6)     (69)    (2.3)
Change in non-admitted assets..............   (13)    (1.3)       (1)    (0.1)      10      0.4
Surplus adjustments........................     8      0.8        (3)    (0.2)     (15)    (0.5)
Prior year return true-ups and adjustments.     7      0.7       (32)    (2.4)     (29)    (1.0)
Other permanent adjustments................     1      0.1         9      0.7        7      0.3
Impact of Tax Act..........................    --       --     1,836    138.3       --       --
Reinsurance................................    --       --        37      2.8      765     26.0
Gain on sale of subsidiaries...............    --       --        --       --      (22)    (0.8)
Separate account income....................    --       --        --       --       18      0.6
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense (benefit).....  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====
Federal income taxes incurred..............  $425     42.9%   $  592     44.6%  $1,461     49.8%
Change in net deferred income taxes........   (24)    (2.4)    1,286     96.8     (290)    (9.9)
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense...............  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====

At December 31, 2018, the Company had the following foreign tax credits carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2019.......  $ 4
                                2020.......    8
                                2021.......    8
                                2022.......    7
                                2023.......    1
                                2024.......    1
                                             ---
                                Total......  $29
                                             ===

At December 31, 2018, the Company had no operating loss carryforwards or capital loss carryforwards.

At December 31, 2018, the Company had an alternative minimum tax credit of $6 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018, the Company had the following general business credit carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2025.......  $  9
                                2026.......     9
                                2027.......    13
                                2028.......    13
                                2029.......    19
                                2030.......    38
                                2031.......     7
                                2032.......     8
                                             ----
                                Total......  $116
                                             ====

At December 31, 2018, the Company had $273 thousand in charitable contribution carryforwards, which expire in 2021.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             -------------
                             December 31,   Capital
                             ------------   -------
                                2016.......  $202
                                2017.......   198
                                2018.......    13
                                             ----
                                Total......  $413
                                             ====

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $3.5 billion and concluded that a valuation allowance of $220 million was required at December 31, 2018. Similarly, the Company concluded that no valuation allowance was required on the DTAs of $3.3 billion at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                              Years Ended
                                                              December 31,
                                                              -----------
        (in millions)                                         2018   2017
        -------------                                         ----   ----
        Gross unrecognized tax benefits at beginning of year. $16    $22
           Increases in tax position for prior years.........   1     --
           Decreases in tax position for prior years.........  --     (6)
                                                              ---    ---
        Gross unrecognized tax benefits at end of year....... $17    $16
                                                              ===    ===

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $17 million and $16 million respectively.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2018 and 2017, the Company had accrued liabilities of $5.7 million and $4 million, respectively, for the payment of

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

interest (net of the federal benefit) and penalties. In both 2018 & 2017, the Company recognized expense of less than $1 million interest (net of the federal benefit) and penalties. In 2016, the Company recognized income of $3 million of interest (net of the federal benefit) and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

Dividends that the Company may pay to the Parent in any year without prior approval of the TDI are limited by statute. The maximum amount of dividends in a 12-month period, measured retrospectively from the date of payment, which the Company can pay without the Company obtaining the prior approval of the TDI is limited to the greater of: (1) 10 percent of the Company's statutory surplus as regards to policyholders at the preceding December 31; or (2) the preceding year's statutory net gain from operations. Additionally, unless prior approval of the TDI is obtained, dividends can only be paid out of the Company's unassigned surplus. Subject to the TDI requirements, the maximum dividend payout that may be made in 2019 without prior approval of the TDI is $906 million. Dividend payments in excess of positive retained earnings are classified and reported as a return of capital.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                     Amount
            Date                     Type        Cash or Non-cash (in millions)
            ----                     ----        ---------------- -------------
2018
   March 27, 2018.............   Extraordinary         Cash          $  337
   June 26, 2018..............   Extraordinary         Cash             680
   September 24, 2018.........   Extraordinary         Cash             680
2017
   March 30, 2017.............   Extraordinary         Cash          $  452
   March 30, 2017.............   Extraordinary       Non-Cash           482
   March 30, 2017............. Return of Capital       Cash             178
   June 29, 2017..............   Extraordinary         Cash             538
   September 28, 2017.........   Extraordinary         Cash              50
   December 26, 2017..........   Extraordinary         Cash             200
2016
   March 28, 2016.............     Ordinary            Cash          $   80
   March 28, 2016.............     Ordinary          Non-Cash           420
   June 28, 2016.............. Return of Capital       Cash             233
   June 28, 2016..............   Extraordinary         Cash             288
   September 27, 2016.........   Extraordinary       Non-Cash         1,154
   September 27, 2016.........   Extraordinary         Cash              23
   September 28, 2016.........   Extraordinary         Cash             267
   September 28, 2016......... Return of Capital       Cash             318
   December 27, 2016..........   Extraordinary       Non-Cash           497
   December 27, 2016.......... Return of Capital     Non-Cash            85
   December 28, 2016..........   Extraordinary         Cash              11

The Company's cumulative preferred stock has an $80 dividend rate and is redeemable at $1,000 per share. The holder of this stock, the Parent, is entitled to one vote per share.

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                              Years ended
                                                             December 31,
                                                            ---------------
    (in millions)                                           2018  2017 2016
    -------------                                           ----  ---- ----
    Defined benefit plans.................................. $(12)  $2  $20
    Postretirement medical and life insurance plans........    1    2    2
                                                            ----   --  ---
    Total.................................................. $(11)  $4  $22
                                                            ====   ==  ===

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expense associated with this plan was $27 million, $26 million and $28 million in 2018, 2017 and 2016, respectively.

Share-based and Deferred Compensation Plans

During 2016 and 2015, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfies service requirements. The Company recognized compensation expense of $28 million, $33 million and $20 million for awards granted in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during 2018, 2017 and 2016.

19. DEBT

The Company is a member of the Federal Home Loan Bank (FHLB) of Dallas. The Company's interest in the stock of FHLB of San Francisco was redeemed on March 24, 2016.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the aggregate carrying value of stock held with the FHLB of Dallas and the classification of the stock:

                                                                                           December 31,
                                                                                           -------------
(in millions)                                                                               2018   2017
-------------                                                                              ------ ------
Membership stock - Class B................................................................ $    7 $    7
Activity stock............................................................................    129     25
Excess stock..............................................................................      2      6
                                                                                           ------ ------
Total..................................................................................... $  138 $   38
                                                                                           ====== ======
Actual or estimated borrowing capacity as determined by the insurer....................... $4,928 $7,039
                                                                                           ====== ======

The Company did not hold any Class A at December 31, 2018 or 2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                         December 31, 2018    December 31, 2017
                                                        -------------------- --------------------
                                                        Amortized            Amortized
(in millions)                                             Cost    Fair Value   Cost    Fair Value
-------------                                           --------- ---------- --------- ----------
Amount pledged.........................................  $3,851     $3,833    $1,042     $1,067
Maximum amount pledged during reporting period.........   4,389      4,349     1,310      1,352
                                                         ======     ======    ======     ======

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                             December 31,
                                                             -------------
     (in millions)                                            2018   2017
     -------------                                           ------ ------
     Amount outstanding..................................... $3,148 $  606
     Maximum amount borrowed during reporting period........ $3,323 $1,005
                                                             ------ ------

   . While the funding agreements are presented herein to show all amounts received from FHLB, the funding agreements are treated as deposit-type contracts, consistent with the other funding agreements for which the Company's intent is to earn a spread and not to fund operations. The Company had no debt outstanding with the FHLB at December 31, 2018 or 2017.

The following table reflects the principal amounts of the funding agreements issued to the FHLB:

       (in millions)
       -------------
       Funding Agreements                       Date Issued       Amounts
       ------------------                       ----------------- -------
       10-year floating rate................... February 15, 2018 $1,148
       10-year floating rate................... February 15, 2018  1,277
       10-year floating rate................... February 15, 2018    175
       10-year floating rate................... February 6, 2018      87
       10-year floating rate................... January 25, 2018      31
       10-year floating rate................... January 13, 2017      57
       10-year floating rate................... February 1, 2017      67
       7-year floating rate.................... May 24, 2017          52
       10-year floating rate................... July 20, 2016        254

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $2.4 billion and $763 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds may be called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $744 million are currently expected to expire in 2019, and the remainder by 2020 based on the expected life cycle of the related funds and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $1.3 billion and $1.1 billion, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $659 million are expected to expire in 2019 and the remainder by 2033, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various long-term, noncancelable operating leases, primarily for office space and equipment, which expire at various dates over the next several years. At December 31, 2018, the future minimum lease payments under the operating leases are as follows:

                  (in millions)
                  -------------
                  2019.................................... $16
                  2020....................................  16
                  2021....................................  16
                  2022....................................  20
                  2023....................................  12
                  Remaining years after 2023..............  17
                                                           ---
                  Total................................... $97
                                                           ===

Rent expense was $17 million, $20 million and $22 million in 2018, 2017 and 2016, respectively.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company had accrued $40 million for these guarantee fund assessments at both December 31, 2018 and 2017, respectively. The Company has recorded receivables of $34 million at both December 31, 2018 and 2017, for expected recoveries against the payment of future premium taxes.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year. There were no reinsurance recoverables on claim liabilities and reserves included in these financial statements related to the workers' compensation business at both December 31, 2018 and 2017. While not included in these statutory financial statements, the Company is contingently liable for losses incurred by its 50 percent pool participant should that third party become insolvent or otherwise unable to meet its obligations under the pool agreement.

At December 31, 2018 and 2017, the Company had admitted assets of $142 million and $48 million, respectively, in premiums receivable due from policyholders (or agents). The Company routinely evaluates the collectability of these receivables. Based upon Company experience, the potential for any loss is not believed to be material to the Company's financial condition.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

Business Interruption Insurance Recoveries

In 2017, the Company recorded $6 million in business interruption insurance recoveries related to the flooding and property damage that occurred at the Company's main administrative office located in Houston, Texas. In August 2017, Hurricane Harvey made landfall in Texas and Louisiana causing widespread flooding and property damage in various southern counties within the region. The recoveries were included within aggregate write-ins for miscellaneous income on the Summary of Operations.

21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, VALIC and USL, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

On September 25, 2017, AIG Parent announced organizational changes designed to position AIG Parent a growing, more profitable insurer that is focused on underwriting excellence. In the fourth quarter of 2017, AIG Parent finalized its plan to reorganize its operating model. Commercial Insurance and Consumer Insurance segments transitioned to General Insurance and Life and Retirement, respectively. AIG Parent's core businesses include General Insurance, Life and Retirement and Other Operations. General Insurance consists of two operating segments - North America and International. Life and Retirement consists of four operating segments - Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. Blackboard U.S. Holdings, Inc. (Blackboard), AIG Parent's technology-driven subsidiary, is reported within Other Operations. AIG Parent also reports a Legacy Portfolio consisting of run-off insurance lines and legacy investments, which are considered non-core.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Selkirk Transactions

During 2013 and 2014, the Company entered into securitization transactions in which portfolios of the Company's commercial mortgage loans were transferred to special purpose entities, with the Company retaining a significant beneficial interest in the securitized loans. As consideration for the transferred loans, the Company received beneficial interests in certain special purpose entities and cash proceeds from the securitized notes issued to third party investors by other special purpose entities. The transfer was accounted for as a sale and the Company derecognized the commercial mortgage loans transferred. The beneficial interests in loan-backed and structured securities and equity interests received by the Company were initially recognized at fair value as unaffiliated investments, as these securities are non-recourse to the issuer, and interest and principal payments are dependent upon the cash flows from the underlying unaffiliated mortgage loans.

Lighthouse VI

During 2013, the Company, along with an affiliate, executed three transactions in which a portfolio of securities was, in each transaction, transferred into a newly established Common Trust Fund (CTF) in exchange for proportionate interests in all assets within each CTF as evidenced by specific securities controlled by and included within the Company's Representative Security Account
(RSA).

In each transaction, a portion of the Company's securities were transferred to the RSA of the affiliate, VALIC, in exchange for other VALIC securities.

During 2015, the Company transferred securities to two separate CTFs, of which 20% were then transferred to the RSA of VALIC. The transfer was accounted for as a sale by the Company to VALIC. The remaining 80% of the securities were transferred to the Company's RSA.

Ambrose

During 2013 and 2014, the Company entered into securitization transactions in which the Company transferred portfolios of high grade corporate securities, and structured securities acquired from AIG, to newly formed special purpose entities (the Ambrose entities). As consideration for the transferred securities, the Company received beneficial interests in tranches of structured securities issued by each Ambrose entity. These structured securities were designed to closely replicate the interest and principal amortization payments of the transferred securities.

The Ambrose entities received capital commitments from a non-U.S. subsidiary of AIG, which are guaranteed by AIG. Pursuant to these capital commitments, the promissor will contribute funds to the respective Ambrose entity upon demand.

These capital commitments received by the Ambrose entities range from $300 million to $400 million per entity.

American Home and National Union Guarantees

The Company has a General Guarantee Agreement with American Home Assurance Company (American Home), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed insurance policies the Company issued between March 3, 2003 and December 29, 2006.

The Company, as successor-in-interest to American General Life and Accident Insurance Company (AGLA) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by AGLA between March 3, 2003 and September 30, 2010.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company, as successor-in-interest to SunAmerica Annuity and Life Assurance Company (SAAL) and SunAmerica Life Insurance Company (SALIC) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by SAAL and SALIC between January 4, 1999 and December 29, 2006.

The Company, as successor-in-interest to American General Life Insurance Company of Delaware, formerly known as AIG Life Insurance Company (AIG Life), has a General Guarantee Agreement with National Union Fire Insurance Company of Pittsburg, Pa. (National Union), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, National Union has unconditionally and irrevocably guaranteed insurance policies issued by AIG Life between July 13, 1998 and April 30, 2010.

American Home's and National Union's audited statutory financial statements are filed with the SEC in the Company's registration statements for variable products that are subject to the Guarantees.

Cut-Through Agreement

The Company and AIG Life of Bermuda, Ltd. ("AIGB") entered into a Cut-through Agreement in which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the TDI. The amount of the retained liability on AIGB's books related to this agreement was approximately $330,000 and $355,000 at December 31, 2018 and 2017, respectively. The Company believes the probability of loss under this agreement is remote. No liability has been recognized in relation to this guarantee due to immateriality.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $288 million (representing an approximately 24% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $150.8 million) and cash (approximately $41.7 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $675 million (representing approximately 25% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately $527.4 million and received a cash payment from the fund of approximately $7.4 million. Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $189.1 million (representing an approximately 29% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately
$143 million and received a cash payment from the fund of approximately
$18.9 million.

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $94.9 million, $145.5 million and $86 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In October 2017, the Company's subsidiary, AIG Home Loan 2, transferred a portfolio of U.S. residential mortgage loans with a carrying value of $410 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 2, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $1.5 billion, which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 2, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

In February 2017, the Company purchased commercial mortgage loans from certain affiliated AIG domestic property casualty insurance companies for initial cash consideration totaling approximately $843 million, based on the outstanding principal balance of each loan, which was ultimately trued up to fair value based on underlying property appraisals and valuations.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $425 million.

During 2016, the Company transferred certain hedge fund and private equity investments at fair market value to American Home, in exchange for cash and marketable securities totaling approximately $284 million as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

At both December 31, 2018 and 2017, the Company did not have notes payable balance outstanding under this facility.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                                   Gross  Non-admitted Admitted Asset
(in millions)                                      Amount    Amount        Amount     Date of NAIC Filing
-------------                                      ------ ------------ -------------- -------------------
AIG Inc........................................... $    4     $ --          $  4             7/27/2018
AIG Direct - SER B................................      3        3            --                    NA
AIG Direct - SER A................................      3        3            --                    NA
AIG Direct - NON VOTING...........................      1        1            --                    NA
UG Corp COM.......................................      2        2            --                    NA
AGL Assignment Co LLC.............................      5        5            --                    NA
AGLIC INVESTMENTS BERMUDA LTD.....................    105       --           105        Not Applicable
AIG Home Loan 2, LLC..............................     80       --            80        Not Applicable
SunAmerica Affordable Housing LLC.................    682       --           682        Not Applicable
SunAmerica Asset Management LLC...................    123      123            --        Not Applicable
Selkirk No. 1 Investments.........................     13       --            13        Not Applicable
Selkirk No. 3A Investments........................      5       --             5        Not Applicable
                                                   ------     ----          ----
Total............................................. $1,026     $137          $889
                                                   ======     ====          ====

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool, which are funds managed by an affiliate, AIG Capital Management Corporation, in the amount of $261 million and $215 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG and affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG or the affiliate providing the service. The Company was charged $97 million and $86 million, as part of the cost sharing expenses attributed to the Company but incurred by AIG and affiliates in 2018 and 2017, respectively. The Company is also party to several other service and/or cost sharing agreements with its affiliates. The Company was charged $106 million, $114 million and $109 million under such agreements for expenses attributed to the Company but incurred by affiliates in 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $104 million in 2018 and $103 million in 2017 and 2016, respectively.

The majority of the Company's Swap agreements are entered into with an affiliated counterparty, AIG Markets, Inc. (See Note 7).

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurance companies that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, AGL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $655 million, which represents approximately 43.7% equity interests in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $142.5 million and received a cash payment of approximately $39 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019 upon the closing of U.S. Fund III was approximately $551.4 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
02660LAB6....... $  8,229  $  7,963    $  266    $  7,963   $  7,428  03/31/2018
75114NAA2.......    5,616     5,421       195       5,421      5,127  03/31/2018
17307G2Z0.......    3,252     3,212        40       3,212      3,133  03/31/2018
02660KAA0.......   15,540    14,921       619      14,921     14,648  03/31/2018
94985JBP4.......    1,979     1,880        99       1,880      1,816  03/31/2018
02147HAD4.......    7,479     7,213       266       7,213      7,069  03/31/2018
761118WQ7.......    8,639     8,277       362       8,277      7,559  03/31/2018
02147HAF9.......    3,920     3,855        65       3,855      3,808  03/31/2018
93934FNJ7.......   20,785    20,473       312      20,473     18,745  03/31/2018
59020UZ57.......   15,154    15,056        98      15,056     14,702  03/31/2018
43710EAD2.......    4,554     4,450       104       4,450      4,307  03/31/2018
12498FAC4.......       94        --        94          --         48  03/31/2018
94979XAD9.......      157        62        95          62          5  03/31/2018
74160MCZ3.......      223       217         6         217        218  03/31/2018
05946XMG5.......      602       273       329         273        386  03/31/2018
74160MEH1.......    1,086     1,026        60       1,026      1,077  03/31/2018
026930AA5.......    4,542     4,493        49       4,493      4,394  03/31/2018
43709XAF8.......    8,552     8,174       378       8,174      8,087  03/31/2018
466247KL6.......      506       292       214         292        481  03/31/2018
25702@AA4.......    1,499       898       601         898        898  03/31/2018
25702@AB2.......    1,499       898       601         898        898  03/31/2018
76110WLB0.......      890       708       182         708        888  03/31/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $114,797  $109,762    $5,035    $109,762   $105,722
                 ========  ========    ======    ========   ========
25702@AA4....... $  1,996  $  1,804    $  192    $  1,804   $  1,795  06/30/2018
25702@AB2.......    1,996     1,804       192       1,804      1,795  06/30/2018
007036UQ7.......    8,853     8,520       333       8,520      7,884  06/30/2018
32051GPM1.......    6,874     6,704       170       6,704      6,658  06/30/2018
94983KAA7.......   38,051    37,984        67      37,984     37,386  06/30/2018
32051GJ55.......    2,606     2,587        19       2,587      2,596  06/30/2018
02147HAC6.......    2,718     2,684        34       2,684      2,703  06/30/2018
69371VBH9.......    1,369     1,318        51       1,318      1,360  06/30/2018
12489WQX5.......   16,318    16,260        58      16,260     16,092  06/30/2018
466247PE7.......    7,410     7,375        35       7,375      7,313  06/30/2018
36298NBA1.......    5,702     5,175       527       5,175      5,620  06/30/2018
617451CZ0.......      186        --       186          --        148  06/30/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $ 94,079  $ 92,215    $1,864    $ 92,215   $ 91,350
                 ========  ========    ======    ========   ========
92922F3L0....... $ 31,808  $ 29,215    $2,593    $ 29,215   $ 30,712  09/30/2018
264407AA5.......   39,067    35,474     3,593      35,474     33,995  09/30/2018
45660L6N4.......   21,021    20,763       258      20,763     19,245  09/30/2018
92925VAF7.......   11,068    10,637       431      10,637     11,047  09/30/2018
93364FAD3.......   11,844    11,484       360      11,484     11,233  09/30/2018
68384CAB2.......   32,305    31,916       389      31,916     31,753  09/30/2018
939355AD5.......   25,805    25,601       204      25,601     25,620  09/30/2018
152314DP2.......    5,999     5,823       176       5,823      5,964  09/30/2018
                 --------  --------    ------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
92990GAA1....... $  6,416  $  6,342   $    74    $  6,342   $  6,254  09/30/2018
59020UFA8.......    1,720     1,643        77       1,643      1,533  09/30/2018
126671Z74.......      493       491         2         491        479  09/30/2018
466247KL6.......      317       170       147         170        248  09/30/2018
12669E2X3.......    1,778     1,767        11       1,767      1,689  09/30/2018
073868AA9.......    2,338     2,238       100       2,238      2,331  09/30/2018
04542BGW6.......      561       560         1         560        543  09/30/2018
12489WHZ0.......      599       598         1         598        576  09/30/2018
31359UPW9.......      916       791       125         791        740  09/30/2018
939336ZV8.......      650       591        59         591        649  09/30/2018
92922FEC8.......    1,677     1,669         8       1,669      1,647  09/30/2018
161546HD1.......    1,653     1,651         2       1,651      1,638  09/30/2018
939336C92.......      870       866         4         866        863  09/30/2018
94981XAF0.......      913       912         1         912        839  09/30/2018
94979XAC1.......      433       430         3         430        354  09/30/2018
43739EBC0.......    1,986     1,981         5       1,981      1,871  09/30/2018
45254NJN8.......      378       376         2         376        365  09/30/2018
03072SNF8.......    1,940     1,939         1       1,939      1,896  09/30/2018
12669FTC7.......    2,531     2,153       378       2,153      2,387  09/30/2018
466247BG7.......      112       101        11         101        106  09/30/2018
03072SKS3.......      634       633         1         633        620  09/30/2018
5899297K8.......    8,054     8,053         1       8,053      7,993  09/30/2018
35729PPX2.......    9,797     9,747        50       9,747      9,796  09/30/2018
94984MAB0.......    2,201     2,187        14       2,187      2,183  09/30/2018
94979UAL7.......    1,593     1,585         8       1,585      1,336  09/30/2018
94980PAL5.......      385       385        --         385        365  09/30/2018
12652CBB4.......   12,814    12,796        18      12,796     12,120  09/30/2018
12652CBC2.......    4,406     4,392        14       4,392      4,263  09/30/2018
126694PP7.......    6,295     6,228        67       6,228      6,216  09/30/2018
22541QQK1.......      896       710       186         710        767  09/30/2018
76110WVJ2.......    6,681     5,899       782       5,899      6,101  09/30/2018
949769AJ2.......      550       550        --         550        519  09/30/2018
466247DF7.......    1,619     1,610         9       1,610      1,603  09/30/2018
32027NGD7.......      808       806         2         806        796  09/30/2018
45254NJP3.......      180       180        --         180        173  09/30/2018
05948XTP6.......      292       240        52         240        280  09/30/2018
81746VCD0.......    5,271     5,253        18       5,253      5,184  09/30/2018
65535VMW5.......      156       156        --         156        156  09/30/2018
36228FZA7.......    1,077     1,071         6       1,071      1,077  09/30/2018
059511AQ8.......   70,956    62,300     8,656      62,300     63,781  09/30/2018
94974SAF0.......    1,202     1,197         5       1,197      1,185  09/30/2018
92922FEC8.......      667       664         3         664        655  09/30/2018
949802AC6.......      408       407         1         407        388  09/30/2018
94981DAP2.......      746       743         3         743        666  09/30/2018
43739EBD8.......      868       864         4         864        771  09/30/2018
466247GH0.......    1,141     1,139         2       1,139        999  09/30/2018
                 --------  --------   -------    --------   --------
Quarterly Total  $346,895  $327,977   $18,918    $327,977   $326,570
                 ========  ========   =======    ========   ========
88522NAA1....... $  8,588  $  8,448   $   140    $  8,448   $  8,323  12/31/2018
125439AA7.......   11,318    11,252        66      11,252     11,047  12/31/2018
07401EAE9.......   56,776    56,568       208      56,568     54,818  12/31/2018
94986QAA1.......   61,577    61,099       478      61,099     59,211  12/31/2018
17308FAA7.......    8,512     8,447        65       8,447      8,440  12/31/2018
45670BAL3.......   31,586    31,353       233      31,353     30,293  12/31/2018
02148BAA2.......   30,980    30,868       112      30,868     30,489  12/31/2018
                 --------  --------   -------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


(in thousands)
                 Amortized
                   Cost                                                       Date of
                  Before                                                     Financial
                  Current  Present Value of            Amortized  Fair Value Statement
                  Period    Projected Cash  Recognized Cost After at Time of   Where
CUSIP              OTTI         Flows          OTTI       OTTI       OTTI    Reported
-----            --------- ---------------- ---------- ---------- ---------- ----------
92926UAF8....... $ 50,362  $        49,329   $ 1,033    $ 49,329   $ 49,459  12/31/2018
61748HLA7.......   20,943           20,289       654      20,289     19,045  12/31/2018
02660LAF7.......  249,880          248,330     1,550     248,330    245,826  12/31/2018
61745M4M2.......   31,210           30,827       383      30,827     30,029  12/31/2018
12628LAE0.......   16,163           15,997       166      15,997     15,030  12/31/2018
362290AM0.......    1,102            1,030        72       1,030      1,086  12/31/2018
12668BKA0.......   15,547           15,485        62      15,485     15,490  12/31/2018
65539CAW6.......   47,629           47,485       144      47,485     47,115  12/31/2018
61748HJY8.......    4,532            4,386       146       4,386      4,452  12/31/2018
94984GAD9.......    4,915            4,878        37       4,878      4,822  12/31/2018
07384YPN0.......    2,675            2,543       132       2,543      2,269  12/31/2018
17025TAR2.......    2,382            2,341        41       2,341      2,336  12/31/2018
59020UAY1.......    1,061            1,059         2       1,059        909  12/31/2018
94986DAA0.......    4,058            4,032        26       4,032      3,972  12/31/2018
949808BD0.......    4,133            4,111        22       4,111      3,875  12/31/2018
466247BE2.......    1,533            1,525         8       1,525      1,423  12/31/2018
5899296T0.......      438              436         2         436        366  12/31/2018
466247EC3.......    2,316            2,289        27       2,289      1,992  12/31/2018
12669DPR3.......      877              819        58         819        786  12/31/2018
45254NEJ2.......    1,403            1,397         6       1,397      1,384  12/31/2018
466247CP6.......    4,236            4,176        60       4,176      4,102  12/31/2018
92977TAE2.......    2,530            2,526         4       2,526      2,477  12/31/2018
05952GAE1.......   13,321           12,793       528      12,793     13,296  12/31/2018
36185NG87.......      230              228         2         228        209  12/31/2018
040104SN2.......    3,216            3,206        10       3,206      3,122  12/31/2018
07386HJT9.......    3,750            3,738        12       3,738      3,736  12/31/2018
93934FGB2.......    5,015            5,014         1       5,014      5,013  12/31/2018
65535VPY8.......   10,380            7,952     2,428       7,952     10,373  12/31/2018
362348AS3.......    4,836            4,478       358       4,478      4,834  12/31/2018
88156EAD8.......    6,809            6,539       270       6,539      6,713  12/31/2018
655378AH0.......   12,173           11,700       473      11,700     11,996  12/31/2018
073879BB3.......    1,945            1,559       386       1,559      1,595  12/31/2018
466247WT6.......    8,393            8,375        18       8,375      8,349  12/31/2018
94983JAG7.......    7,771            7,582       189       7,582      7,674  12/31/2018
12559QAG7.......   78,613           77,943       670      77,943     75,565  12/31/2018
46630GBD6.......   11,258           11,219        39      11,219     10,978  12/31/2018
94983TAE0.......    6,089            6,033        56       6,033      5,979  12/31/2018
94979UAM5.......      896              742       154         742        518  12/31/2018
74160MGT3.......    1,446              798       648         798      1,338  12/31/2018
94983YAK5.......    2,233            2,204        29       2,204      2,227  12/31/2018
073852AB1.......    9,012            6,054     2,958       6,054      8,882  12/31/2018
126694JS8.......    2,700            2,685        15       2,685      2,698  12/31/2018
12667FM77.......    7,980            7,939        41       7,939      7,853  12/31/2018
12667FUZ6.......    4,010            3,975        35       3,975      3,997  12/31/2018
693680BG4.......    1,865            1,851        14       1,851      1,749  12/31/2018
07384YPN0.......    1,824            1,733        91       1,733      1,543  12/31/2018
466247GJ6.......    2,702            2,528       174       2,528      2,084  12/31/2018
25702@AA4.......    3,540              898     2,642         898        898  12/31/2018
25702@AB2.......    3,540              898     2,642         898        898  12/31/2018
                 --------  ---------------   -------    --------   --------
Quarterly Total  $894,809  $       873,989   $20,820    $873,989   $864,983
                 ========  ===============   =======    ========   ========
                            Year-end total   $46,637
                                             =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               03350FAA4....   $ 2,601    $ 2,303      $ 2,600
               039483BC5....    24,278     26,529       24,007
               054536AC1....       400        394          400
               05565AAB9....    15,941     16,320       15,943
               05954TAJ0....    10,430     10,154       10,031
               05968DAA8....    18,500     19,425       18,500
               06051GGG8....    19,082     18,260       19,080
               06051GGM5....     3,632      3,510        3,634
               06051GGR4....    12,178     11,854       12,195
               06051GHA0....    98,682     93,525       98,723
               06051GHD4....     3,133      2,946        3,134
               064058AB6....    20,000     17,219       20,000
               06738CAG4....    53,546     87,098       54,528
               06738EBD6....    13,962     13,498       13,964
               111021AE1....    42,445     50,042       40,630
               13643EAA3....     5,344      5,576        5,165
               172967LJ8....    12,184     10,910       12,176
               172967LS8....    43,000     40,101       43,000
               172967LU3....    20,000     17,865       20,000
               21987DAB0....     1,498      1,496        1,498
               225401AF5....    16,005     15,118       16,013
               23311PAA8....     6,892      6,227        6,894
               25156PAC7....    77,328     86,455       75,639
               35177PAL1....    66,489     70,209       62,371
               38141GWV2....     7,000      6,535        7,000
               38148YAA6....    12,847     12,320       12,868
               404280BK4....     7,174      7,128        7,170
               404280BT5....     5,069      4,956        5,066
               46625HRY8....     1,423      1,427        1,423
               46647PAF3....     1,983      1,993        1,985
               46647PAJ5....     4,000      3,633        4,000
               46647PAK2....    29,000     25,954       29,000
               46647PAL0....    63,570     57,978       63,586
               46647PAN6....    17,805     17,541       17,817
               539439AQ2....    25,000     22,238       25,000
               59156RAP3....       443        451          443
               59156RBF4....    17,031     17,742       17,536
               60687YAT6....    22,758     23,229       22,760
               61744YAK4....     1,901      1,891        1,905
               61744YAP3....    23,058     22,833       23,092
               636792AB9....    10,500     10,430       10,500
               693475AK1....     6,399      6,503        6,399
               726503AE5....     5,521      4,791        5,523
               744320AM4....    13,299     13,025       13,301
               780097AH4....    20,289     50,982       22,798
               780097BG5....    24,000     22,909       24,000
               80281LAG0....     1,800      1,627        1,800
               80928HAA1....    11,280     11,196       11,280
               82669GAS3....    27,600     28,177       27,600
                               -------    -------      -------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               853254BM1....  $  2,765   $    2,737    $  2,765
               912810FH6....     1,013        1,409       1,206
               984121CQ4....     3,132        3,166       3,134
               98417EAR1....    22,025       19,338      21,978
               98417EAT7....     3,396        3,489       3,449
               G2214RAE1....     2,214        2,153       2,180
               M88269TJ0....     3,052        1,069       1,306
                              --------   ----------    --------
               Total          $985,897   $1,037,884    $979,995
                              ========   ==========    ========

None of the structured notes held by the Company are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                             December 31,
(in millions)                                                                    2018
-------------                                                                ------------
Investment income earned:
   Government bonds.........................................................   $    55
   Bonds exempt from U.S. tax...............................................        --
   Other bonds (unaffiliated)...............................................     4,843
   Bonds of affiliates......................................................        (2)
   Preferred stocks (unaffiliated)..........................................        13
   Common stocks (unaffiliated).............................................         5
   Common stocks of affiliates..............................................        --
   Cash and short-term investments..........................................        29
   Mortgage loans...........................................................       801
   Real estate..............................................................        50
   Contract loans...........................................................        82
   Other invested assets....................................................       395
   Derivative instruments...................................................       210
   Miscellaneous income.....................................................         7
                                                                               -------
Gross investment income.....................................................   $ 6,488
                                                                               =======
Real estate owned - book value less encumbrances............................   $   197
                                                                               =======
Mortgage loans - book value:
   Commercial mortgages.....................................................   $17,325
   Residential mortgages....................................................     1,661
   Mezzanine loans..........................................................       114
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Mortgage loans by standing - book value:
   Good standing............................................................   $18,930
   Good standing with restructured terms....................................       169
   Interest overdue more than 90 days, not in foreclosure...................         1
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Partnerships - statement value..............................................   $ 4,224
                                                                               =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds....................................................................   $    --
   Common stocks............................................................       123
                                                                               =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less..........................................   $ 6,685
       Over 1 year through 5 years..........................................    24,267
       Over 5 years through 10 years........................................    22,732
       Over 10 years through 20 years.......................................    14,716
       Over 20 years........................................................    26,613
                                                                               -------
   Total maturity...........................................................   $95,013
                                                                               =======
   Bonds and short-term investments by class - statement value:
       Class 1..............................................................   $54,946
       Class 2..............................................................    34,005
       Class 3..............................................................     3,043
       Class 4..............................................................     2,153
       Class 5..............................................................       711
       Class 6..............................................................       155
                                                                               -------
   Total by class...........................................................   $95,013
                                                                               =======
   Total bonds and short-term investments publicly traded...................   $59,010
   Total bonds and short-term investments privately placed..................    36,003
                                                                               =======
   Preferred stocks - statement value.......................................   $   303
   Common stocks - market value.............................................       326
   Short-term investments - book value......................................       319
   Options, caps and floors owned - statement value.........................       478
   Collar, swap and forward agreements open - statement value...............       959
   Futures contracts open - current value...................................       (12)
   Cash on deposit..........................................................     1,102
                                                                               =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)

                                                                 December 31,
   (in millions)                                                     2018
   -------------                                                 ------------
   Life insurance in-force:
      Industrial................................................  $      808
      Ordinary..................................................      74,696
      Group.....................................................       4,317
   Amount of accidental death insurance in-force under ordinary
     policies...................................................   5,342,532
   Life insurance policies with disability provisions in-force:
      Industrial................................................         217
      Ordinary..................................................      35,918
      Group life................................................          41
   Supplementary contracts in-force:
      Ordinary - not involving life contingencies:
          Amount on deposit.....................................         798
          Income payable........................................          97
      Ordinary - involving life contingencies:
          Amount on deposit.....................................         229
          Income payable........................................          77
      Group - not involving life contingencies:
          Amount on deposit.....................................           2
                                                                  ==========
   Annuities:
      Ordinary:
          Immediate - amount of income payable..................  $    1,366
          Deferred, fully paid - account balance................      47,341
          Deferred, not fully paid - account balance............      29,333
      Group:
          Amount of income payable..............................         394
          Fully paid - account balance..........................         636
          Not fully paid - account balance......................      20,347
                                                                  ==========
   Accident and health insurance - premiums in-force:
      Other.....................................................  $      105
      Group.....................................................           2
      Credit....................................................          --
                                                                  ==========
   Deposit funds and dividend accumulations:
      Deposit funds - account balance...........................  $    6,514
      Dividend accumulations - account balance..................         591
                                                                  ==========
   Claim payments in 2018:
      Group accident & health:
          2018..................................................  $      146
          2017..................................................       3,611
          2016..................................................       2,896
          2015..................................................       1,669
          2014..................................................         558
          Prior.................................................       7,157
      Other accident & health:
          2018..................................................     (22,664)
          2017..................................................     (12,607)
          2016..................................................      (7,122)
          2015..................................................      (2,914)
          2014..................................................      (2,047)
          Prior.................................................      (4,627)
                                                                  ==========

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $176.8 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $127.2 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                  Percentage
                                                                   of Total
                                                                   Admitted
              Issuer            Description of Exposure    Amount   Assets
   -   ---------------------- ---------------------------- ------ ----------
   a.  Ambrose 2013-5         BONDS                        $1,230    1.00%
   b.  Ambrose 2013-3         BONDS                         1,122    0.90
   c.  L Street II LLC        BONDS                           958    0.80
   d.  JPMORGAN               BONDS                           866    0.70
   e.  Ambrose 2013-2         BONDS                           816    0.60
   f.  SUNAMERICA INVESTMENT
         INC.                 OIA PSA                         683    0.50
   g.  MORGAN STANLEY         BONDS                           638    0.50
   h.  WELLS FARGO            BONDS                           601    0.50
   i.  CITIGROUP              BONDS                           598    0.50
   j.  Varagon                BONDS/OTHER INVESTED ASSETS     598    0.50

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

           Bonds and Short-Term Investments        Preferred Stocks
           --------------------------------   -------------------------
                                  Percentage                  Percentage
                                   of Total                    of Total
                                   Admitted     NAIC           Admitted
           NAIC Rating   Amount     Assets     Rating  Amount   Assets
           -----------   -------  ----------  -------- ------ ----------
            NAIC - 1.... $54,946    43.20%    P/RP - 1  $107     0.10%
            NAIC - 2....  34,005    26.70     P/RP - 2   113     0.10
            NAIC - 3....   3,043     2.40     P/RP - 3    --       --
            NAIC - 4....   2,153     1.70     P/RP - 4    --       --
            NAIC - 5....     711     0.60     P/RP - 5    83     0.10
            NAIC - 6....     155     0.10     P/RP - 6    --       --

4. Assets held in foreign investments:

                                                                              Percentage
                                                                              of Total
                                                                              Admitted
                                                                     Amount    Assets
                                                                     -------- ----------
a.  Total admitted assets held in foreign investments............... $26,697   21.00%
b.  Foreign currency denominated investments........................   7,038     5.50
c.  Insurance liabilities denominated in that same foreign currency.      --       --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                          of Total
                                                          Admitted
                                                 Amount    Assets
                                                 -------- ----------
          a.  Countries rated NAIC - 1.......... $23,446   18.40%
          b.  Countries rated NAIC - 2..........   2,130     1.70
          c.  Countries rated NAIC - 3 or below.   1,120     0.90

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $7,799    6.10%
                  Country 2: Australia                2,014    1.60
          b.   Countries rated NAIC - 2
                  Country 1: Mexico                     483    0.40
                  Country 2: Colombia                   276    0.20
          c.   Countries rated NAIC - 3 or below
                  Country 1: Brazil                     456    0.40
                  Country 2: Guernsey, States of        153    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure. $7,038    5.50%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                  Amount    Assets
                                                  ------- ----------
           a.  Countries rated NAIC - 1           $6,971     5.50%
           b.  Countries rated NAIC - 2                5       --
           c.  Countries rated NAIC - 3 or below      61       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $3,890    3.10%
                  Country 2: Ireland                    979    0.80
          b.   Countries rated NAIC - 2
                  Country 1: Peru                         3      --
                  Country 2: Mexico                       2      --
          c.   Countries rated NAIC - 3 or below
                  Country 1: Guernsey, States of         51      --
                  Country 2: Turkey                       5      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                                      Percentage
                                                                                       of Total
                                                                                       Admitted
                                                                  NAIC Rating  Amount   Assets
                                                                  -----------  ------ ----------
                                                                  COMMERCIAL
                                                                  MORTGAGE
a.  BAILEY ACQUISITIONS LIMITED.................................. LOAN          $373     0.30%
b.  Intrepid Mines Limited....................................... NAIC 1         340     0.30
                                                                  COMMERCIAL
                                                                  MORTGAGE
c.  DK Resi Holdco I ApS......................................... LOAN           307     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
d.  Downing Students (Exeter) Limited Partnership Incorporated... LOAN           282     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
e.  GS LONDON PORTFOLIO II UNIT TRUST............................ LOAN           264     0.20
f.  AstraZeneca PLC.............................................. NAIC 1         253     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
g.  Atlantic Estates Limited..................................... LOAN           253     0.20
h.  Anheuser-Busch InBev Worldwide Inc........................... NAIC 1         249     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
i.  The Blanchardstown Fund, a sub fund of BRE Ireland Retail Fu. LOAN           245     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
j.  Divanyx Investments Limited.................................. LOAN           243     0.20

11. Assets held in Canadian investments are less than 2.5% of the reporting entity's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
         a.  SUNAMERICA AFFORDABLE HOUSING LLC.......  $683     0.50%
         b.  AIGGRE U.S. Real Estate Fund II LP......   445     0.30
         c.  FEDERAL HOME LOAN BANK OF DALLAS........   138     0.10
         d.  Metropark Investor LLC..................   133     0.10
         e.  Marina..................................   128     0.10
         f.  AIGGRE U.S. Real Estate Fund I LP.......   113     0.10
         g.  Think Investments Fund LP...............   103     0.10
         h.  CENTAUR FUNDING CORPORATION.............   102     0.10
         i.  CADIAN FUND LP..........................    93     0.10
         j.  AIGGRE Europe Real Estate Fund I S.C.SP.    90     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                        Percentage
                                                                                         of Total
                                                                                         Admitted
                                                                                 Amount   Assets
                                                                                 ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed
  equities:..................................................................... $2,398    1.90%
Largest three investments held in nonaffiliated, privately placed equities:
a.   Marina..................................................................... $  128    0.10
b.   Think Investments Fund LP..................................................    103    0.10
c.   CADIAN FUND LP.............................................................     93    0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY    $366     0.30%
     b.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555094, GBR    328     0.30
     c.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555147, DK     294     0.20
     d.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    266     0.20
     e.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002507, NY     258     0.20
     f.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555161, GBR    255     0.20
     g.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555093, IR     247     0.20
     h.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002372, NY     221     0.20
     i.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555138, GBR    219     0.20
     j.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002457, NY     214     0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
      a.  Construction loans                             $235     0.20%
      b.  Mortgage loans over 90 days past due             --       --
      c.  Mortgage loans in the process of foreclosure     --       --
      d.  Mortgage loans foreclosed                        --       --
      e.  Restructured mortgage loans                     169     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential        Commercial       Agricultural
                     ----------------  -----------------  ----------------
                            Percentage         Percentage        Percentage
                             of Total           of Total          of Total
                             Admitted           Admitted          Admitted
     Loan-to-Value   Amount   Assets   Amount    Assets   Amount   Assets
     -------------   ------ ---------- ------- ---------- ------ ----------
     a.  above 95%..  $ --       --%   $     6      --%    $--       --%
     b.  91% to 95%.    11       --         --      --      --       --
     c.  81% to 90%.   512     0.40         84    0.10      --       --
     d.  71% to 80%.   694     0.50        513    0.40      --       --
     e.  below 70%..   443     0.30     16,665   13.10      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                 Unaudited At End of Each Quarter
                                                                 --------------------------------
                                                                   1st        2nd        3rd
                                                  At Year-End    Quarter    Quarter    Quarter
                                               ----------------  -------    -------    -------
                                                      Percentage
                                                       of Total
                                                       Admitted
                                               Amount   Assets   Amount     Amount     Amount
                                               ------ ---------- -------    -------    -------
a.  Securities lending (do not include assets.
    held as collateral for such transactions).  $447     0.40%   $2,245     $1,254      $717
b.  Repurchase agreements.....................   129     0.10       128        110       242
c.  Reverse repurchase agreements.............    --       --        --         --        --
d.  Dollar repurchase agreements..............    --       --        --         --        --
e.  Dollar reverse repurchase agreements......    --       --        --         --        --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                        Owned            Written
                                  ----------------  ----------------
                                         Percentage        Percentage
                                          of Total          of Total
                                          Admitted          Admitted
                                  Amount   Assets   Amount   Assets
                                  ------ ---------- ------ ----------
           a.  Hedging...........  $--       --%     $--       --%
           b.  Income generation.   --       --       --       --
           c.  Other.............   --       --       --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $461     0.40%    $447       $425       $415
        b.  Income generation.    --       --       --         --         --
        c.  Replications......    --       --       --         --         --
        d.  Other.............    --       --       --         --         --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $--       --%     $167       $146        $--
        b.  Income generation.   --       --        --         --         --
        c.  Replications......   --       --        --         --         --
        d.  Other.............   --       --        --         --         --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018

                                                                       Gross Investment  Admitted Assets as Reported in the Annual
                                                                           Holdings                    Statement
(in millions)                                                         -----------------  ----------------------------------------
                                                                                                  Securities
                                                                                                   Lending
                                                                                                  Reinvested
                                                                                                  Collateral  Total
Investment Categories                                                 Amount  Percentage Amount     Amount    Amount   Percentage
---------------------                                                 ------- ---------- -------  ----------  -------  ----------
Bonds:
   U.S. treasury securities.......................................... $   729     0.6%   $   729     $--      $   729      0.6%
   U.S. government agency obligations (excluding mortgage-
     backed securities):
       Issued by U.S. government agencies............................      --      --         --      --           --       --
       Issued by U.S. government sponsored agencies..................     219     0.2        219      --          219      0.2

   Non-U.S. government (including Canada, excluding
     mortgage- backed securities)....................................   3,025     2.4      3,025      --        3,025      2.4

   Securities issued by states, territories and possessions and political subdivisions in the U.S.:
       States, territories and possessions general obligations.......     304     0.2        304      --          304      0.2
       Political subdivisions of states, territories and
         possessions and political subdivisions general
         obligations.................................................     331     0.3        331      --          331      0.3
       Revenue and assessment obligations............................   2,634     2.1      2,634      --        2,634      2.1
       Industrial development and similar obligations................      77     0.1         77      --           77      0.1

   Mortgage-backed securities (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by GNMA...............................      43      --         43      --           43       --
          Issued or guaranteed by FNMA and FHLMC.....................   2,357     1.9      2,357      --        2,357      1.9
              All other..............................................   3,468     2.8      3,468      --        3,468      2.8
       CMOs and REMICs:
          Issued or guaranteed by GNMA, FNMA, FHLMC
            or VA....................................................   4,407     3.6      4,407      --        4,407      3.6
          Issued by non-U.S. Government issuers and
            collateralized by mortgage-based securities
            issued or guaranteed by agencies shown in Line
            1.521....................................................      --      --         --      --           --       --
              All other..............................................   7,722     6.2      7,722      --        7,722      6.2

   Other debt and other fixed income securities (excluding short-
     term):
       Unaffiliated domestic securities (includes credit tenant
         loans and hybrid securities)................................  48,119    38.9     48,119      --       48,119     38.9
       Unaffiliated non-U.S. securities (including Canada)...........  21,258    17.2     21,258      --       21,258     17.2
       Affiliated securities.........................................      --      --         --      --           --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018

                                                                  Gross Investment   Admitted Assets as Reported in the Annual
                                                                      Holdings                      Statement
(in millions)                                                    ------------------  --------------------------------------
                                                                                                Securities
                                                                                                 Lending
                                                                                                Reinvested
                                                                                                Collateral  Total
Investment Categories                                             Amount  Percentage  Amount      Amount    Amount  Percentage
---------------------                                            -------- ---------- --------   ---------- -------- ----------
Equity interests:
   Investments in mutual funds.................................. $     41     --%    $     41      $ --    $     41     --%
   Preferred stocks:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................      303    0.2          303        --         303    0.2
   Publicly traded equity securities (excluding preferred
     stocks):
       Affiliated...............................................      109    0.1          109        --         109    0.1
       Unaffiliated.............................................      159    0.1          159        --         159    0.1
   Other equity securities:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................        3     --            3        --           3     --
   Other equity interests including tangible personal property under lease:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................       --     --           --        --          --     --
Mortgage loans:
   Construction and land development............................    1,224    1.0        1,224        --       1,224    1.0
   Agricultural.................................................       --     --           --        --          --     --
   Single family residential properties.........................    1,661    1.3        1,661        --       1,661    1.3
   Multifamily residential properties...........................    4,786    4.0        4,786        --       4,786    4.0
   Commercial loans.............................................   11,143    9.0       11,143        --      11,143    9.0
   Mezzanine real estate loans..................................      114    0.1          114        --         114    0.1
Real estate investments:
   Property occupied by company.................................       53     --           53        --          53     --
   Property held for production of income (includes
     $2 million of property acquired in satisfaction of
     debt)......................................................      111    0.1          111        --         111    0.1
   Property held for sale (includes $34 million of property
     acquired in satisfaction of debt)..........................       33     --           33        --          33     --
Contract loans..................................................    1,307    1.1        1,307        --       1,307    1.1
Derivatives.....................................................    1,635    1.3        1,635        --       1,635    1.3
Receivables for securities......................................      138    0.1          138        --         138    0.1
Securities lending reinvested collateral assets.................      352    0.3          352       XXX         XXX    XXX
Cash, cash equivalents and short-term investments...............    1,547    1.3        1,547       352       1,899    1.5
Other invested assets...........................................    4,246    3.4        4,246        --       4,246    3.4
                                                                 --------    ---     --------      ----    --------    ---
Total invested assets........................................... $123,658    100%    $123,658      $352    $123,658    100%
                                                                 ========    ===     ========      ====    ========    ===

                       ELITEPLUS BONUS VARIABLE ANNUITY

                                    PART C
                               OTHER INFORMATION

Item 24.Financial Statements and Exhibits

(a)   Financial Statements.

The required financial statements are included in Part B of this Registration
Statement:

      (1) The Audited Financial Statements of Separate Account D of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

      (2) The Audited Financial Statements of AG Separate Account A of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

      (3) The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2018 and December 31, 2017 and each of the three years in the period ended December 31, 2018.

(b) Exhibits

(1)(a) American General Life Insurance Company of Delaware Board of Directors resolution authorizing the establishment of Separate Account D. (1)

(1)(b) Resolutions of the Board of Directors of American General Life Insurance Company of Delaware authorizing, among other things, the re-domestication of that company in Texas and the renaming of that company as American General Life Insurance Company. (17)

(1)(c) Resolutions of the Board of Directors of American General Life Insurance Company of Delaware providing, inter alia, for Registered Separate Accounts' Standards of Conduct. (18)

1(d) Resolution of the Board of Directors of American General Life Insurance Company authorizing the consolidation of the Separate Account (Filed herewith)

(2)      Not applicable.

(3) Distribution Agreement between American General Life Insurance Company and AIG Capital Services, Inc., entered into as of December 31, 2018. (19)

(4)(i)   Individual Fixed and Variable Deferred Annuity Contract. (3)

(4)(ii)  Annual Step-Up Death Benefit. (3)

(4)(iii) Persistency Bonus Endorsement. (4)

(4)(iv)  Guaranteed Minimum Income Benefit Rider. (5)

(4)(v)   Gain Preservation Death Benefit Rider. (5)

(4)(vi)  Extended Care Waiver Endorsement. (5)

(4)(vii)    Market Value Adjustment Endorsement. (5)

(4)(viii)   Tax Sheltered Annuity Endorsement. (5)

(5)(i)      Application Form. (6)

(5)(ii)     Investor Allocation Form. (6)

(5)(iii) Specimen form of Merger Endorsement for owners and participants residing in Texas. (2)

(6)         Corporate Documents.

(6)(a) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (7)

(6)(b) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (8)

(6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (9)

(6)(d) Specimen form of Agreement and Plan of Merger, including the Articles of Incorporation of American General Life Insurance Company as the Surviving Corporation. (2) (7)(a) Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (10)

7(b)        CMA Termination Agreement effective October 31, 2014. (20)

(8)(a)(i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Annuity Insurance Company and AGA Brokerage Services, Inc. dated November 23, 1998. (11)

(8)(a)(ii) Form of Administrative Services Agreement between American General Annuity Insurance Company and AIM Advisors, Inc. (12)

(8)(a)(iii) Form of Amendment No. 1 to Participation Agreement between AIM
            Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Annuity Insurance Company and AG Distributors, Inc. (formerly known as AGA Brokerage Services, Inc.). (11)

(8)(a)(iv) Form of Amendment No. 2 to Participation Agreement between AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Annuity Insurance Company and American General Distributors, Inc. (formerly known as AG Distributors, Inc. and AGA Brokerage Services, Inc.). (13)

(8)(b)(i) Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and American General Annuity Insurance Company. (3)

(8)(b)(ii) First Amendment to Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and American General Annuity Insurance Company. (3)

(8)(b)(iii) Form of Administrative Services Agreement between American
            General Annuity Insurance Company and Oppenheimer Funds, Inc.
            (12)

(8)(c)(i) Form of Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton
            Distributors, Inc. and American General Annuity Insurance Company, dated May 1, 2000. (14)

(8)(c)(ii) Form of Administrative Services Agreement between American General Annuity Insurance Company and Franklin Templeton Services, Inc. (12)

(8)(c)(iii) Form of First Amendment to Administrative Services Agreement
            between American General Annuity Insurance Company and Franklin Templeton Services, Inc. (13)

(8)(d)(i) Form of Participation Agreement between American General Annuity Insurance Company, VALIC Company I, formerly known as American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (11)

(8)(d)(ii) Form of Amendment No. 1 to Participation Agreement between American General Annuity Insurance Company, VALIC Company I, formerly known as American General Series Portfolio Company and The Variable Annuity Life Insurance Company dated August 6, 2010. (6)

(8)(e) Form of Participation Agreement among American General Annuity Insurance Company, OpCap Advisors and OCC Accumulation Trust.
            (14)

(8)(f) Form of Participation Agreement among MFS Variable Insurance Trust, American General Annuity Insurance Company and
            Massachusetts Financial Services Company, dated November 15,
            2000. (6)

(8)(g) Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds, Corp. and American General Annuity Insurance Company, dated November 15, 2000. (6)

(8)(h)(i) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Annuity Insurance Company, dated October 2, 2000. (6)

(8)(h)(ii) Form of Fund Participation Agreement between Janus Aspen Series, Janus Distributors, Inc. and American General Annuity Insurance Company, dated October 2, 2000. (6)

(8)(h)(iii) Form of amendment to Fund Participation Agreement by and between Janus Aspen Series, Janus Distributors, LLC and American General Life Insurance Company dated January 1, 2013.
            (16)

(8)(h)(iv) Form of Amendment to Distribution and Shareholder Services Agreement by and between Janus Distributors, dated January 1, 2012. (16)

(8)(i) Form of Participation Agreement among Western National Life Insurance Company, The Variable Annuity Life Insurance Company, VALIC Company II and American General Distributors, Inc., dated May 12, 2010. (16)

(8)(j) Form of Consents to Assignment of the Fund Participation and Other Agreements. (16)

(9)         Opinion of Counsel and Consent of Depositor. (Filed herewith)

(10)        Consents. (Filed herewith)

(11)        Not applicable.

(12)        Not applicable.

(13)        Calculation of standard and nonstandard Performance
            Information. (15)

(14)       Power of Attorney - American General Life Insurance Company.
           (Filed herewith)
---------------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 2-49805) of American General Life Insurance Company Separate Account D filed on December 6, 1973.

(2) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-185761) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

(3) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 29, 1999, accession number 0000950129-99-001838.

(4) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on March 2, 1998, accession number 0000928389-98-000039.

(5) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on June 5, 2001, accession number 0000950129-01-501192.

(6) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on November 3, 2000, accession number 0000950129-00-005239.

(7) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(8) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(9) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(10) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2011.

(11) Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-70801) of AG Separate Account A filed on July 16, 1999, accession number 0000950129-99-003204

(12) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70801) of AG Separate Account A filed on April 18, 2000, accession number 0000950129-00-001880.

(13) Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-67605) of AG Separate Account A filed on June 29, 2000, accession number 0000950129-00-003490.

(14) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on December 22, 1999, accession number 0000950129-99-005515.

(15) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on September 29, 1998, accession number 0000950129-98-004072.

(16) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-185792) of AG Separate Account A filed on December 31, 2012, accession number 0001193125-12-519319.

(17) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(18) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on December 31, 1991.

(19) Incorporated by reference to Post-Effective Amendment No. 5 to Form N-6 Registration Statement (File No. 333-196172) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2019, accession number 0001193125-19-128431.

(20) Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-185838 and 811-03859, filed on April 30,
     2015, accession number 0001193125-15-161247.

Item 25. Directors and Officers of the Depositor

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

Names                        Positions and Offices Held with Depositor
-----                        -----------------------------------------
Kevin T. Hogan (3)           Director, Chairman of the Board, Chief Executive
                             Officer, and President
Katherine A. Anderson        Director, Senior Vice President and Chief Risk
                             Officer
Thomas J. Diemer             Director, Executive Vice President and Chief
                             Financial Officer
Terri N. Fiedler             Director, Senior Vice President and Chief
                             Distribution Officer
Michael P. Harwood           Director, Senior Vice President, Chief Actuary
                             and Corporate Illustration Actuary
Jonathan J. Novak (5)        Director and Chief Executive Officer,
                             Institutional Markets
Adam C. Winslow              Director, Chief Executive Officer, Life Insurance
Craig A. Sabal (6)           Director, Senior Vice President and Chief
                             Investment Officer
Todd P. Solash (1)           Chief Executive Officer, Individual Retirement
James Bracken (3)            Executive Vice President, Head of Legacy Portfolio
Evelyn Curran                Executive Vice President
Gabriel A. Lopez (1)         Senior Vice President, Individual Retirement
                             Operations
Bryan A. Pinsky (1)          Senior Vice President, Individual Retirement
                             Products
Sabyasachi Ray (3)           Senior Vice President and Chief Operating Officer
Christine A. Nixon (1)       Senior Vice President
Axel P. Andre (5)            Senior Vice President, Market Risk Management
Christopher V. Muchmore (1)  Senior Vice President, Market Risk Management
Kyle L. Jennings             Senior Vice President and Chief Compliance Officer
William C. Kolbert (4)       Senior Vice President and Business Information
                             Officer
Sai P. Raman (4)             Senior Vice President, Institutional Markets

Timothy M. Heslin          Senior Vice President and Chief Life Product and
                           Underwriting Officer
Craig A. Anderson          Senior Vice President and Life Controller
Justin J.W. Caulfield (3)  Vice President and Treasurer
Mallary L. Reznik (1)      Vice President, General Counsel and Assistant
                           Secretary
Julie Cotton Hearne        Vice President and Secretary
Mark A. Peterson           Vice President, Distribution
Leo W. Grace               Vice President, Product Filing
Tracey E. Harris           Vice President, Product Filing
Christina M. Haley (1)     Vice President, Product Filing
Mary M. Newitt (1)         Vice President, Product Filing
Daniel R. Cricks           Vice President and Tax Officer
Stephen G. Lunanuova (6)   Vice President and Tax Officer
Barbara J. Moore           Vice President and Tax Officer
T. Clay Spires             Vice President and Tax Officer
Michael E. Treske (1)      Vice President, Distribution
Frank Kophamel             Vice President and Appointed Actuary
Manda Ghaferi (1)          Vice President
Michelle D. Campion (5)    Vice President
Jeffrey S. Flinn           Vice President
Jennifer N. Miller (5)     Vice President
Stewart P. Polakov (1)     Vice President
Thomas A. Musante (5)      Vice President
William L. Mask            Vice President
Edward P. Voit (7)         Vice President
Amanda K. Ouslander        Anti-Money Laundering and Economic Sanctions
                           Compliance Officer
Lisa K. Gerhart            Vice President and Assistant Life Controller
Jennifer A. Roth (1)       Vice President, 38a-1 Compliance Officer
David J. Kumatz (2)        Assistant Secretary
Virginia N. Puzon (1)      Assistant Secretary
Rosemary Foster            Assistant Secretary
Grace D. Harvey            Illustration Actuary
Laszlo Kulin (6)           Investment Tax Officer
Alireza Vaseghi (6)        Managing Director and Chief Operating Officer,
                           Institutional Markets
Melissa H. Cozart          Privacy Officer
--------
(1)  21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367
(2)  2000 American General Way, Brentwood, TN 37027
(3)  175 Water Street, New York, NY 10038
(4)  50 Danbury Road, Wilton, CT 06897
(5)  777 S. Figueroa Street, Los Angeles, CA 90017
(6)  80 Pine Street, New York, NY 10005
(7)  301 Grant Street, Pittsburg, PA 15219

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of American General Life Insurance Company (Depositor). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-19-000023, filed on
February 15, 2019. Exhibit 21 is incorporated herein by reference.

Item 27. Number of Contract Owners

As of September 30, 2019, the number of contract owners is 686 contract owners, of which 456 were qualified contracts and 230 and non-qualified contracts.

Item 28. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

American General Life Insurance Company

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 29. Principal Underwriter

(a) AIG Capital Services, Inc. acts as distributor for the following investment companies:

  American General Life Insurance Company
  Variable Separate Account
  Variable Annuity Account Five
  Variable Annuity Account Seven
  Variable Annuity Account Nine
  Separate Account D
  Separate Account I
  Separate Account VL-R

  The United States Life Insurance Company in the City of New York FS Variable Separate Account
  FS Variable Annuity Account Five
  Separate Account USL VL-R
  Separate Account USL A

  The Variable Annuity Life Insurance Company
  Separate Account A

(b) Directors, Officers and principal place of business:

      Officer/Directors*                      Position
      ------------------                      --------
      James T. Nichols (1)  Director, President and Chief Executive
                            Officer
      Frank Curran (1)      Chief Financial Officer, Chief Operating
                            Officer, Controller, Vice President and
                            Treasurer
      Terri Fiedler (2)     Director
      Michael E. Treske     Chief Distribution Officer, Mutual Funds and
                            Variable Annuities

   Michael Fortey (2)          Chief Compliance Officer
   John T. Genoy (1)           Vice President
   Mallary L. Reznik           Vice President
   T. Clay Spires (2)          Vice President, Tax Officer
   Daniel R. Cricks (2)        Vice President, Tax Officer
   Julie A. Cotton Hearne (2)  Assistant Secretary
   Rosemary Foster (2)         Assistant Secretary
   Virginia N. Puzon           Assistant Secretary
    * Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.

    (1) Principal business address is Harborside 5, 185 Hudson Street, Jersey City, NJ 07311

    (2)  Principal business address 2919 Allen Parkway, Houston, TX 77019

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained and are in the custody of American General Life Insurance Company at its principal executive office located at 2929 Allen Parkway, Houston, Texas 77019 and at our Annuity Service Center, located at 1050 North Western Street, Amarillo, Texas 79016.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American General Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

     . Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American General Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston and State of Texas, on this 1st day of November, 2019.

                                 AMERICAN GENERAL LIFE INSURANCE COMPANY
                                 SEPARATE ACCOUNT D
                                 (Registrant)

                                 BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                      (On behalf of the Registrant and itself)

                                 BY:  /s/ CRAIG A. ANDERSON
                                      ------------------------------------------
                                      CRAIG A. ANDERSON SENIOR VICE PRESIDENT
                                      AND LIFE CONTROLLER

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 1, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 1, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*THOMAS J. DIEMER         Director, Executive Vice President  November 1, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*TERRI N. FIEDLER         Director, Senior Vice President     November 1, 2019
------------------------  and Chief Distribution Officer
TERRI N. FIEDLER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 1, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*JONATHAN J. NOVAK        Director, Chief Executive Officer,  November 1, 2019
------------------------  Institutional Markets
JONATHAN J. NOVAK

*CRAIG A. SABAL           Director, Senior Vice President     November 1, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Director, Chief Executive Officer,  November 1, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ADAM C. WINSLOW          Director, Chief Executive Officer,  November 1, 2019
------------------------  Life Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 1, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 1, 2019
------------------------
*MANDA GHAFERI

                                   EXHIBITS


(1)(d) Resolutions of the Board of Directors of American General Life
       Insurance Company authorizing the Consolidation of the Separate
       Account.
(9)    Opinion of Counsel and Consent of Depositor.
(10)   Consents.
(14)   Power of Attorney-American General Life Insurance Company.